Commission File No.: 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.
(Exact name of registrant as specified in its charter)

1004 Farnam Street

Suite 400

Omaha, Nebraska 68102

Delaware	(402) 444-1630	47-0810385
(State or other jurisdiction of incorporation or organization)	(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)	(IRS Employer Identification Number)

Mark A. Hiatt
Chief Executive Officer
America First Tax Exempt Investors, L.P.
c/o The Burlington Capital Group L.L.C.
1004 Farnam Street
Suite 400
Omaha, Nebraska 68102
(402) 444‑1630
(Name, address and telephone number of Agent for Service)

Copies to:

David P. Hooper
Barnes & Thornburg, LLP
11 S. Meridian Street
Indianapolis, Indiana 46204
(317) 236-1313

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time or at one time after the effective date of this registration statement as the registrant shall determine.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [   ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities of an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [   ]

If this Form is a post‑effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [   ]

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. [   ]

If this Form is a post‑effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐   Accelerated filer ☒   Non- accelerated filer ☐   Smaller reporting company ☐
                                                      (do not check if a smaller
                                                      reporting company)

Calculation of Registration Fee

Title of each class of securities to be registered	Proposed maximum aggregate offering price[1]	Amount of registration fee[2]
Shares representing assigned limited partnership interests	$225,000,000	$30,690

[1]   There are being registered hereunder such presently indeterminate number of shares representing assigned limited partnership interests of America First Tax Exempt Investors, L.P. which may be offered and sold in such amount as shall result in an aggregate offering price not to exceed $225,000,000.

[2]   Calculated pursuant to Rule 457(o) under the Securities Act of 1933. Pursuant to Rule 457(p) under the Securities Act of 1933, the registration fee has been offset by registration fees of $6,526 paid by the registrant with respect to the $91,527,400 of unsold shares that were registered pursuant to a registration statement on Form S-3 (Registration No. 333-164608) filed by the registrant on April 6, 2010. The remaining $24,164 of the registration fee has been paid with this filing.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED SEPTEMBER 5, 2013

PRELIMINARY PROSPECTUS

$225,000,000

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.

Shares Representing Assigned Limited Partnership Interests

We may use this prospectus to offer shares representing assigned limited partnership interests in America First Tax Exempt Investors, L.P. We may offer these shares from time to time. We will provide specific terms of each issuance of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you decide to invest in our shares.

This prospectus may not be used to consummate sales of these securities unless it is accompanied by a prospectus supplement.

Our shares are quoted on the NASDAQ Global Select Market under the symbol "ATAX." Our principal executive offices are located at 1004 Farnam Street, Suite 400, Omaha, Nebraska, 68102. Our telephone number is (402) 444-1630.

Investing in our shares involves a high degree of risk. You should carefully consider the information under the heading "RISK FACTORS" beginning on page 9 of this prospectus before buying our shares.

We may offer our shares in amounts, at prices and on terms determined by market conditions at the time of the offerings. We may sell shares to or through underwriters, dealers or agents, or we may sell shares directly to investors on our own behalf. We will set forth in the related prospectus supplement the name(s) of the underwriter(s) or agent(s), the discount or commission received by them from us as compensation, our other expenses of the offering and sale of these securities, and the net proceeds we receive from the sale. See "Plan of Distribution."

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is   , 2013

You should rely only on the information contained or incorporated by reference in this prospectus and any related prospectus supplement. We have not authorized anyone to provide you with information or to make any representation that differs from the information in this prospectus and any related prospectus supplement. If anyone provides you with different or inconsistent information, you should not rely on it. You should not assume that the information contained in this prospectus, any related prospectus supplement and the documents incorporated by reference herein is correct on any date after their respective dates even though this prospectus and any related prospectus supplement are delivered or shares are sold pursuant to this prospectus and a related prospectus supplement at a later date. Our business, financial condition, results of operations or prospects may have changed since those dates. To the extent the information contained in this prospectus or the documents incorporated by reference herein differs or varies from the information contained in any prospectus supplement delivered to you, the information in such prospectus supplement will supersede such information.

TABLE OF CONTENTS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (or "SEC") using a "shelf" registration process. Under this process, we may offer and sell shares representing assigned limited partnership interests in our company in one or more offerings for total proceeds of up to $225,000,000. This prospectus provides a general description of our business and the shares that we may offer. Each time we offer to sell any shares, we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. It is important for you to consider the information contained in this prospectus and any prospectus supplement together with additional information described under the heading "WHERE YOU CAN FIND MORE INFORMATION."

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference certain forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. When used, statements which are not historical in nature, including those containing words such as "anticipate," "estimate," "should," "expect," "believe," "intend," and similar expressions, are intended to identify forward-looking statements. We have based forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. This prospectus also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other industry data. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified the statistical and other industry data generated by independent parties and contained in this prospectus and, accordingly, we cannot guarantee their accuracy or completeness. In addition, projections, assumptions and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described under the headings "RISK FACTORS" beginning on page 9 of this prospectus and page 10 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2012. These forward-looking statements are subject to various risks and uncertainties, including those relating to:

- current maturities of our financing arrangements and our ability to renew or refinance such financing arrangements;

- defaults on the mortgage loans securing our tax-exempt mortgage revenue bonds;

- risks associated with investing in multifamily apartments, including changes in business conditions and the general economy;

- changes in short-term interest rates;

- our ability to use borrowings to finance our assets;

- current negative economic and credit market conditions;

- changes in the United States Department of Housing and Urban Development's Capital Fund Program; and

- changes in government regulations affecting our business.

These risks, as well as other risks, uncertainties and factors, including those discussed in any supplement to this prospectus or in reports that we file from time to time with the Securities and Exchange Commission (such as our Forms 10-K and 10-Q) could cause our actual results to differ materially from those projected in any forward-looking statements we make. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.

We urge you to carefully read this entire prospectus and the related prospectus supplement, including the financial statements and the information that is incorporated by reference into this prospectus and the related prospectus supplement. You should carefully consider the information discussed under "RISK FACTORS" as well as other risk factors included in our most recent Form 10-K and 10-Qs, before you decide to purchase any of our shares. All references to "we," "us," or the "Partnership" mean America First Tax Exempt Investors, L.P. The "Company" is the consolidation of the Partnership and its VIEs segment (as defined below).

Our Business

America First Tax Exempt Investors, L.P. was formed for the primary purpose of acquiring a portfolio of federally tax‑exempt mortgage revenue bonds that are issued to provide construction and/or permanent financing of multifamily residential properties. Interest paid on these bonds is excludable from gross income for federal income tax purposes. As a result, most of the income earned by the Partnership is exempt from federal income taxes.

The Partnership has been in operation since 1998 and, as of June 30, 2013, owned 31 federally tax-exempt mortgage revenue bonds with an aggregate outstanding principal amount of approximately $229 million. These bonds were issued by various state and local housing authorities in order to provide construction and/or permanent financing of 20 multifamily residential apartments containing a total of 3,880 rental units located in the states of Florida, Illinois, Iowa, Kansas, Kentucky, Minnesota, North Carolina, Ohio, South Carolina, Tennessee, and Texas. In each case the Partnership owns, either directly or indirectly, 100% of the bonds issued for these properties. Each bond is secured by a mortgage or deed of trust on the financed apartment property. Each of the bonds provides for "base" interest payable at a fixed rate on a periodic basis. Additionally, five of the bonds also provide for the payment of contingent interest determined by the net cash flow and net capital appreciation of the underlying real estate properties. As a result, these mortgage revenue bonds provide the Partnership with the potential to participate in future increases in the cash flow generated by the financed properties, either through operations or from their ultimate sale. Of the 31 bonds owned, 12 are owned directly by the Partnership, 13 are owned by ATAX TEBS I, LLC, a special purpose entity owned and controlled by the Partnership, created to facilitate a Tax Exempt Bond Securitization ("TEBS") Financing with Federal Home Loan Mortgage Corporation also known as "Freddie Mac" and six are securitized and held by Deutsche Bank ("DB") in Tender Option Bond ("TOB Trust") financing facilities.

Three of the entities that own the apartment properties financed by three of the Partnership's tax-exempt mortgage revenue bonds were deemed to be consolidated variable interest entities ("VIEs") of the Partnership at June 30, 2013 and, as a result, these bonds are eliminated in consolidation on the Company's consolidated financial statements. Two bonds secured by the Greens of Pine Glen property ("Greens Property") were eliminated upon consolidation and are reported as discontinued operations in the Company's financial statements as of June 30, 2013.

The ability of the properties collateralizing our tax-exempt mortgage revenue bonds to make payments of base and contingent interest is a function of the net operating income generated by these properties. Net operating income from a multifamily residential property depends on the rental and occupancy rates of the property and the level of operating expenses. Occupancy rates and rents are directly affected by the supply of, and demand for, apartments in the market areas in which a property is located. This, in turn, is affected by several factors such as local or national economic conditions, the amount of new apartment construction and interest rates on single-family mortgage loans. In addition, factors such as government regulation, inflation, real estate and other taxes, labor problems and natural disasters can affect the economic operations of a property. Because the return to the Partnership from its investments in tax-exempt mortgage revenue bonds depends upon the economic performance of the multifamily residential properties which collateralize these bonds, the Partnership may be considered to be in competition with other multifamily rental properties located in the same geographic areas as the properties financed with its tax-exempt bonds.

The Partnership may also invest in other types of tax-exempt securities that may or may not be secured by real estate to the extent allowed by its Agreement of Limited Partnership dated October 1, 1998 (the "Partnership Agreement") and the conditions to the exemption from registration under the Investment Company Act of 1940 that is relied upon for the Partnership. Under the Partnership Agreement, these tax-exempt securities must be rated in one of the four highest rating categories by at least one nationally recognized securities rating agency and may not represent more than 25% of the Partnership's assets at the time of acquisition. At June 30, 2013, the Partnership had two other tax-exempt classes of investments, the Public Housing Capital Fund Trusts' Certificates ("PHC Certificates") and mortgage-backed securities ("MBS"). The PHC Certificates had an aggregate principal outstanding of $65.3 million at June 30, 2013 and are securitized into three separate TOB Trusts with DB ("PHC Trusts"). The PHC Certificates held by the PHC Trusts consist of custodial receipts evidencing loans made to a number of public housing authorities. Principal and interest on these loans are payable by the respective public housing authorities out of annual appropriations to be made to the public housing authorities by the United States Department of Housing and Urban Development ("HUD") under HUD's Capital Fund Program established under the Quality Housing and Work Responsibility Act of 1998 (the "Capital Fund Program"). The PHC Trusts have a first lien on these annual Capital Fund Program payments to secure the public housing authorities' respective obligations to pay principal and interest on their loans. The state issued MBS had an aggregate principal outstanding of $43.5 million as of June 30, 2013 and have been securitized into six separate TOB Trusts with DB. The MBS are backed by residential mortgage loans and have investment grade ratings by the most recent S&P or Moody's rating.

The Partnership may also make taxable mortgage loans secured by multifamily properties which are financed by tax‑exempt mortgage revenue bonds held by the Partnership. We do this in order to provide financing for capital improvements at these properties or to otherwise support property operations when we determine it is in the best long-term interest of the Partnership.

The Partnership generally does not seek to acquire direct interests in real property as long term or permanent investments. The Partnership may, however, acquire real estate securing its tax-exempt mortgage revenue bonds or taxable mortgage loans through foreclosure in the event of a default. In addition, the Partnership may acquire interests in multifamily apartment properties ("MF Properties") in order to position itself for future investments in tax-exempt bonds issued to finance these properties. The Partnership currently holds interests in eight MF Properties containing 1,582 rental units, of which two are located in Nebraska, one is located in Kansas, one is located in Kentucky, one is located in Indiana, one is located in Georgia, and two are located in Texas. The Partnership also has a student housing development under construction at the University of Nebraska - Lincoln, which is expected to be completed in the third quarter of 2014. The Greens Property was previously reported in MF Properties but is now reported as discontinued operations as a result of the sale of the Partnership's interest in this property in connection with the acquisition of the tax-exempt mortgage revenue bonds secured by this property.

The Partnership expects the MF Properties to eventually be sold to a not-for-profit entity or in connection with a syndication of Low Income Housing Tax Credits ("LIHTCs") under Section 42 of the Internal Revenue Code of 1986, as amended (the "Internal Revenue Code"). The Partnership expects to acquire tax-exempt mortgage revenue bonds issued to provide debt financing for these properties at the time the property ownership is restructured. Such restructurings will generally be expected to occur within 36 months of the Partnership's initial investment in an MF Property and will often coincide with the expiration of the compliance period relating to LIHTCs previously issued with respect to the MF Property. The Partnership will not acquire LIHTCs in connection with these transactions. These types of transactions represent a long-term market opportunity for the Partnership and will provide us with a pipeline of future bond investment opportunities as the market for LIHTC syndications continues to strengthen.

Business Objectives and Strategy

Our business objectives are to (i) preserve and protect our capital and (ii) provide regular and increasing cash distributions to our shareholders which are substantially exempt from federal income tax. We have sought to meet these objectives by primarily investing in a portfolio of tax-exempt mortgage revenue bonds that were issued to finance, and are secured by first mortgages on, multifamily apartment properties, including student housing. Certain of these bonds may be structured to provide a potential for an enhanced federally tax-exempt yield through the payment of contingent interest, which is payable out of net cash flow from operations and net capital appreciation of the financed apartment properties.

We are pursuing a business strategy of acquiring additional tax-exempt mortgage revenue bonds on a leveraged basis in order to (i) increase the amount of tax-exempt interest available for distribution to our shareholders; (ii) reduce risk through asset diversification and interest rate hedging; and (iii) achieve economies of scale. We are pursuing this growth strategy by investing in additional tax-exempt mortgage revenue bonds and related investments, taking advantage of attractive financing structures available in the tax-exempt securities market and entering into interest rate risk management instruments. We may finance the acquisition of additional tax-exempt mortgage revenue bonds through the reinvestment of cash flow, the issuance of additional shares, or securitization financing using our existing portfolio of tax-exempt mortgage revenue bonds. Our operating policy is to use securitizations or other forms of leverage to maintain a level of debt financing between 40% and 60% of the total par value of our mortgage bond portfolio. At June 30, 2013, the leverage on the portfolio of the tax-exempt mortgage revenue bonds was approximately 60% of the par value of the portfolio.

In connection with our growth strategy, we are also assessing opportunities to reposition our existing portfolio of tax-exempt mortgage revenue bonds. The principal objective of this repositioning initiative is to improve the quality and performance of our revenue bond portfolio and, ultimately, increase the amount of cash available for distribution to our shareholders. In some cases, we may elect to redeem selected tax-exempt bonds that are secured by multifamily properties that have experienced significant appreciation. Through the selective redemption of the bonds, a sale or refinancing of the underlying property will be required which, if sufficient sale or refinancing proceeds exist, may entitle the Partnership to receive payment of contingent interest on its bond investment. In other cases, we may elect to sell bonds on properties that are in stagnant or declining markets. The proceeds received from these transactions would be redeployed into other tax‑exempt investments consistent with our investment objectives. We may also be able to use a higher-quality investment portfolio to obtain higher leverage to be used to acquire additional investments.

In executing our growth strategy, we expect to invest primarily in bonds issued to provide affordable rental housing, but may also consider bonds issued to finance student housing projects and housing for senior citizens. The four basic types of multifamily housing revenue bonds which we may acquire as investments are as follows:

1. Private activity bonds issued under Section 142(d) of the Internal Revenue Code;

2. Bonds issued under Section 145 of the Internal Revenue Code by not-for-profit entities qualified under Section 501(c)(3) of the Internal Revenue Code;

3. Essential function bonds issued by a public instrumentality to finance an apartment property owned by such instrumentality; and

4. Existing "80/20 bonds" that were issued under Section 103(b)(4)(A) of the Internal Revenue Code of 1954.

Each of these bond structures permits the issuance of tax-exempt bonds to finance the construction or acquisition and rehabilitation of affordable rental housing. Under applicable Treasury Regulations, any affordable apartment project financed with tax-exempt bonds must set aside a percentage of its total rental units for occupancy by tenants whose incomes do not exceed stated percentages of the median income in the local area. In each case, the balance of the rental units in the apartment project may be rented at market rates. With respect to private activity bonds issued under Section 142(d) of the Internal Revenue Code, the owner of the apartment project may elect, at the time the bonds are issued, whether to set aside a minimum of 20% of the units for tenants making less than 50% of area median income (as adjusted for household size) or 40% of the units for tenants making less than 60% of the area median income (as adjusted for household size). Multifamily housing bonds that were issued prior to the Tax Reform Act of 1986 (so called "80/20" bonds) require that 20% of the rental units be set aside for tenants whose income does not exceed 80% of the area median income, without adjustment for household size.

We expect that many of the private activity housing bonds that we evaluate for acquisition will be issued in conjunction with the syndication of LIHTCs by the owner of the financed apartment project. Additionally, to facilitate our investment strategy of acquiring additional tax-exempt mortgage bonds secured by MF Properties, we may acquire ownership positions in the MF Properties. We expect to acquire tax-exempt mortgage revenue bonds on these MF Properties in many cases at the time of a restructuring of the MF Property ownership. Such restructuring may involve the syndication of LIHTCs in conjunction with a property rehabilitation.

Investment Types

Tax-Exempt Mortgage Revenue Bonds. The Partnership invests in tax-exempt mortgage revenue bonds that are secured by a first mortgage or deed of trust on multifamily apartment projects. Each of these bonds bears interest at a fixed annual base rate. Five of the bonds currently owned by the Partnership also provide for the payment of contingent interest, which is payable out of the net cash flow and net capital appreciation of the underlying apartment properties. As a result, the amount of interest earned by the Partnership from its investment in tax-exempt mortgage revenue bonds is a function of the net operating income generated by the properties collateralizing the tax-exempt mortgage revenue bonds. Net operating income from a multifamily residential property depends on the rental and occupancy rates of the property and the level of operating expenses.

Other Tax-Exempt Securities. The Partnership may invest in other types of tax-exempt securities that may or may not be secured by real estate. These tax-exempt securities must be rated in one of the four highest rating categories by at least one nationally recognized securities rating agency and may not represent more than 25% of the Partnership's assets at the time of acquisition.

Public Housing Capital Fund Trust Certificates ("PHC Certificates"). The PHC Certificates consist of custodial receipts evidencing loans made to a number of public housing authorities. Principal and interest on these loans are payable by the respective public housing authorities out of annual appropriations to be made to the public housing authorities by HUD under HUD's Capital Fund Program. The PHC Trusts have a first lien on these annual Capital Fund Program payments to secure the public housing authorities' respective obligations to pay principal and interest on their loans. The most recent rating of the PHC Certificates by Standard & Poor's is investment grade as of June 30, 2013.

Mortgage-Backed Securities ("MBS"). The Partnership also invests in state-issued MBS that are backed by residential mortgage loans. The MBS held by the Partnership are rated investment grade by Standard & Poor's or Moody's as of June 30, 2013.

Taxable Property Loans. The Partnership may also make taxable mortgage loans secured by multifamily properties which are financed by tax-exempt mortgage revenue bonds that are held by the Partnership.

Interests in Real Property. While the Partnership generally does not seek to acquire equity interests in real property as long-term or permanent investments, it may acquire real estate securing its revenue bonds or taxable mortgage loans through foreclosure in the event of a default. In addition, as part of its growth strategy, the Partnership may acquire direct or indirect interests in MF Properties on a temporary basis in order to position itself for a future investment in tax-exempt mortgage revenue bonds issued to finance the acquisition or substantial rehabilitation of such apartment complexes by a new owner. A new owner would typically seek to obtain low income housing tax credits ("LIHTCs") in connection with the issuance of the new tax-exempt bonds, but if LIHTCs had previously been issued for the property, such a restructuring could not occur until the expiration of a 15-year compliance period for the initial LIHTCs. The Partnership may acquire an interest in MF Properties prior to the end of the LIHTC compliance period. After the LIHTC compliance period, the Partnership would expect to sell its interest in such MF Property to a new owner which could syndicate new LIHTCs and seek tax-exempt bond financing on the MF Property which the Partnership could acquire. Such restructurings will generally be expected to occur within 36 months of the acquisition by the Partnership of an interest in an MF Property. The Partnership will not acquire LIHTCs in connection with these transactions.

Investment Opportunities

There is a significant unmet demand for affordable multifamily housing in the United States. The United States Department of Housing and Urban Development ("HUD") reports that there are approximately 5.5 million American households in need of quality affordable housing. The types of tax-exempt mortgage revenue bonds in which we invest offer developers of affordable housing a low-cost source of construction and permanent debt financing for these types of properties. Investors purchase these bonds because the income paid on these bonds is exempt from federal income taxation. The National Council of State Housing Agencies Fact Sheet and HUD have captured some key scale metrics and opportunities of this market:

- HUD has provided over 1.0 million lower-income Americans with affordable rental housing opportunities;

- Housing Finance Agencies, or HFAs, use multifamily tax-exempt housing bonds to finance an additional 130,000 apartments each year; and

- The availability of tax-exempt bond financing for affordable multifamily housing to be owned by private, for-profit developers in each state in each calendar year is limited by the statewide volume cap distributed as described in Section 146 of the Internal Revenue Code; this private activity bond financing is based on state population and indexed to inflation.

In addition to tax-exempt revenue bonds, the federal government promotes affordable housing through the use of LIHTCs for affordable multifamily rental housing. The syndication and sale of LIHTCs along with tax-exempt bond financing is attractive to developers of affordable housing because it helps them raise equity and debt financing for their projects. Under this program, developers that receive an allocation of private activity bonds will also receive an allocation of federal LIHTCs as a method to encourage the development of affordable multifamily housing. The Partnership does not invest in LIHTCs, but is attracted to tax-exempt mortgage revenue bonds that are issued in association with federal LIHTC syndications because in order to be eligible for federal LIHTCs, a property must either be newly constructed or substantially rehabilitated and, therefore, may be less likely to become functionally obsolete in the near term than an older property. There are various requirements in order to be eligible for federal LIHTCs, including rent and tenant income restrictions. In general, the property owner must elect to set aside either 40% or more of the property's residential units for occupancy by individuals whose income is 60% or less of the area median gross income or 20% or more of the property's residential units for occupancy by individuals whose income is 50% or less of the area median gross income. These units remain subject to these set aside requirements for a minimum of 30 years.

Effects of Recent Credit Markets and Economic Conditions

The disruptions in domestic and international financial markets and the resulting availability of debt financing have improved since the restrictions seen in 2008. While economic trends show signs of a stabilization of the economy and debt availability has increased, overall availability remains limited and the cost of credit may continue to be adversely impacted. These conditions, in our view, will continue to create potential investment opportunities for the Partnership. We believe this continues to create opportunities to acquire existing tax-exempt bonds from distressed holders at attractive yields. The Partnership continues to evaluate potential investments in bonds which are available on the secondary market. We believe many of these bonds will meet our investment criteria and that we have a unique ability to analyze and close on these opportunities while maintaining our ability and willingness to also participate in primary market transactions.

Current credit and real estate market conditions also create opportunities to acquire quality MF Properties from distressed owners and lenders. Our ability to restructure existing debt, together with the ability to improve the operations of the apartment properties through our affiliated property management company, can position these MF Properties for an eventual financing with tax-exempt mortgage revenue bonds meeting our investment criteria and that will be supported by a valuable and well-run apartment property. We believe we can selectively acquire MF Properties, restructure debt, and improve operations in order to create value for our shareholders in the form of a strong tax-exempt bond investment.

On the other hand, continued economic weakness in some markets may limit our ability to access additional debt financing that the Partnership uses to partially finance its investment portfolio or otherwise meet its liquidity requirements. The inability to access debt financing may result in adverse effects on our financial condition and results of operations. There can be no assurance that we will be able to finance additional acquisitions of tax-exempt mortgage revenue bonds through either additional equity or debt financing. Although the consequences of market and economic conditions and their impact on our ability to pursue our plan to grow through investments in additional tax-exempt housing bonds are not fully known, we do not anticipate that our existing assets will be adversely affected in the long-term. In addition, the economic conditions including higher levels of unemployment, lack of job growth and low home mortgage interest rates have had a negative effect on some of the apartment properties which collateralize our tax-exempt bond investments and our MF Properties in the form of lower occupancy. While some properties have been negatively effected, the overall economic occupancy (which is adjusted to reflect rental concessions, delinquent rents and non-revenue units such as model units and employee units) of the apartment properties that the Partnership has financed with tax-exempt mortgage revenue bonds was approximately at 86% during 2012 as compared to 85% during 2011. Overall economic occupancy of the MF Properties has remained the same at approximately 76% during

2012 and 2011. Based on the growth statistics in the market, we expect to see continued improvement in property operations and profitability in 2013 and 2014 and we believe that rental rate and occupancy trends will continue to be positive.

Financing Arrangements

The Partnership may finance the acquisition of additional tax-exempt mortgage revenue bonds through the reinvestment of cash flow, the issuance of additional shares or with debt financing collateralized by our existing portfolio of tax-exempt mortgage revenue bonds, including the securitization of these bonds.

Debt Financing. In 2010, the Partnership and its consolidated subsidiary ATAX TEBS I, LLC (the "Sponsor"), entered into a number of agreements relating to a long-term debt financing facility provided through the securitization of 13 tax-exempt mortgage revenue bonds pursuant to Freddie Mac's TEBS program (the "TEBS Financing"). The gross proceeds from the TEBS Financing was approximately $95.8 million. After the payment of transaction expenses, the Company received net proceeds from the TEBS Financing of approximately $90.4 million. The Company applied approximately $49.5 million of these net proceeds to repay the entire outstanding principal of, and accrued interest on, its secured term loan from Bank of America. The Class A TEBS Certificates were issued in an initial principal amount of $95.8 million and were sold through a placement agent to unaffiliated investors. The Class B TEBS Certificates were issued in an initial principal amount of $20.3 million and were retained by the Sponsor.

In July 2011, the Company executed a Master Trust Agreement with DB which allows the Company to execute multiple TOB Trust structures upon the approval and agreement of terms by DB. Under each TOB structure issued through the Master Trust Agreement, the tender option bond (or "TOB") trustee issues senior floating-rate participation interests ("SPEARS"), and residual participation interests ("LIFERS"). These SPEARS and LIFERS represent beneficial interests in the securitized asset held by the TOB trustee. The Company will purchase the LIFERS from each of these TOB Trusts which will grant them certain rights to the securitized assets. For financial reporting purposes, the TEBS Financing and TOB Trust financing facilities are presented by the Company as a secured financing.

Our operating policy is to maintain a level of debt financing between 40% and 60% of the total par value of our tax-exempt mortgage revenue bond portfolio. As of June 30, 2013, the total par value of the Partnership's total bond portfolio is approximately $225.3 million which includes the tax-exempt bonds secured by the Greens Property which is eliminated upon consolidation. The outstanding debt financing arrangements securitized with tax-exempt mortgage revenue bonds include the four TOB Trust facilities with DB and the TEBS Financing agreement with Freddie Mac. These debt financing arrangements have an outstanding balance of $136.0 million in total. This calculates to a leverage ratio of 60%. The Partnership's operating policy is to use securitizations or other forms of leverage to maintain a level of debt financing between 60% and 80% of the total par value of the Partnership's other tax-exempt investments. The Partnership also has nine outstanding PHC and MBS TOB Trust facilities at June 30, 2013, which have total outstanding borrowings of $83.4 million. These are securitizations of its PHC Certificates and MBS. The par value of its PHC Certificates and MBS is $108.8 million, which calculates to a leverage ratio of 77%. Additionally, the MF Properties are encumbered by mortgage loans with an aggregate principal balance of approximately $46.5 million. These mortgage loans mature at various times from March 2014 through February 2017. The debt financing plus mortgage loans total of $271.9 million results in a leverage ratio to Partnership Total Assets of 56% as of June 30, 2013.

Equity Financing. This prospectus is part of a Registration Statement on Form S-3 that was filed by the Partnership with the SEC in September 2013 in order to register the sale of up to $225.0 million of our shares, which are referred to as "beneficial unit certificates" or "BUCs" in our Partnership Agreement. We intend to issue shares from time to time under this Registration Statement to raise additional equity capital as needed to fund investment opportunities. Raising additional equity capital for deployment into new investment opportunities is part of our overall growth strategy described above.

The Partnership had previously filed a $200.0 million shelf registration statement with the SEC in April 2010 and has issued approximately $108.5 million of shares under this prior registration statement. Most recently, in May 2012, the Partnership issued an additional 12,650,000 BUCs through an underwritten public offering at a public offering price of $5.06 per BUC. Net proceeds realized by the Partnership from the issuance of these BUCs were approximately $60 million after payment of an underwriter's discount and other offering costs of approximately $4.0 million. The registration statement filed in September 2013, of which this prospectus is a part, replaces the previously-filed registration statement, and all future shares (including unsold shares registered under the prior registration statement) will be sold pursuant to this prospectus.

Recent Developments

On August 28, 2013, the Partnership purchased a $6,692,000 subordinate tax-exempt mortgage revenue bond and a $1,392,000 subordinate taxable bond both secured by the Vantage at Harlingen apartments. This property is located in Harlingen, Texas and is currently under construction. Both bonds mature on October 1, 2053 and carry an annual cash interest rate of 9.0% plus allow for an additional 3.0% of interest calculated on the property's cash flows after debt service. The Vantage at Harlingen apartments has a construction loan with an unrelated bank and the Partnership's bonds are second lien borrowings to that construction loan. The property will have 288 units when construction is completed which is estimated for the spring of 2015.

Under the terms of a Forward Delivery Bond Purchase Agreement, the Partnership has agreed to purchase a new tax-exempt mortgage revenue bond of up to $24,692,000 ("Series B Bonds") secured by the Vantage at Harlingen apartments which will be delivered by the tax-exempt mortgage revenue bond issuer once the property meets specific obligations and occupancy rates. The Series B Bonds will have a stated annual interest rate of 6.0% and bond proceeds must be used to pay off the construction loan to the bank and all or a portion of the $6,692,000 subordinate tax-exempt mortgage revenue bond.

In June 2013, the Partnership acquired six tax-exempt mortgage revenue bonds secured by three properties located in San Antonio, Texas. The bond purchases are as follows: approximately $5.8 million par value Series A and approximately $2.5 million par value Series B tax-exempt mortgage revenue bonds secured by the Dublin Apartments, a 156 unit multifamily apartment complex; approximately $3.1 million Series A and approximately $2.3 million Series B tax-exempt mortgage revenue bonds secured by the Kingswood Apartments, a 129 unit multifamily apartment complex; and approximately $5.5 million Series A and approximately $1.7 million Series B tax-exempt mortgage revenue bonds secured by the Waterford Apartments, a 133 unit multifamily apartment complex. The three Series A tax-exempt mortgage revenue bonds each carry an annual interest rate of 6.0% and mature on August 1, 2050. The three Series B tax-exempt mortgage revenue bonds each carry an annual base interest rate of 9.0% and mature on September 1, 2050. The Partnership also acquired approximately $831,000 of taxable mortgage revenue bonds, which also carry a base interest rate of 9.0% and mature on September 1, 2050. The Company has determined that the entity which owns the three properties is an unrelated not-for-profit which under the accounting guidance is not subject to applying the VIE consolidation guidance. As a result, the properties' financial statements are not consolidated into the consolidated financial statements of the Company.

The Partnership, as sole bondholder, previously directed the bond trustee to file a foreclosure action on the Woodland Park tax-exempt mortgage revenue bond. On February 28, 2013, the court granted Summary Judgment in the bond trustee's favor confirming that the tax-exempt mortgage revenue bond is senior to mechanic's liens filed on the property. Subsequently, the court ordered a sale of the Woodland Park property and on April 23, 2013, the Partnership made a bid to purchase the property for the amount of the outstanding principal and interest it is owed which was the winning bid. The Partnership's Motion of Confirmation was approved by the court on May 2, 2013. The bond trustee assigned its right to the property to the Partnership on May 8, 2013, and the Partnership received the Sheriff's deed conveying title to a wholly-owned subsidiary of the Partnership on May 29, 2013. Woodland Park became an MF Property at a net asset value of approximately $15.7 million upon conveyance of title. The Partnership now has the option of converting the property to a market rate rent execution or maintaining it as an affordable rental property. The Partnership will continue to assess its long-term strategy for the property to maximize its economic value.

In April 2013, the Partnership acquired a tax-exempt mortgage revenue bond secured by the Renaissance Gateway Apartments, a 208 unit multifamily apartment complex located in New Orleans, Louisiana. The Series C bond was purchased for approximately $2.9 million par value, carries a base interest rate of 12.0%, and matures on June 1, 2015. This property is undergoing a major rehabilitation and the Partnership has agreed to fund approximately $8.6 million of a Series A tax-exempt mortgage revenue bond and approximately $1.3 million of a Series B tax-exempt mortgage revenue bond during construction, which is estimated to be completed on June 30, 2014. The Series A bond carries an annual interest rate of approximately 6.0% and the Series B bonds carry an annual interest rate of approximately 12.0%. Upon completion of construction and stabilization, the approximate $2.9 million Series C bond will be paid back on the earlier of when the property receives its final equity contribution by the limited partner property owner or June 1, 2015.

In March 2013, a wholly-owned subsidiary of the Company executed a 35-year ground lease with the University of Nebraska - Lincoln ("Lessor") with an annual lease payment of $100. The leased property will have a mixed-use development consisting of a 1,605 stall parking garage and a 475 bed student housing complex constructed on it. The Lessor will own the

parking garage for which it will contribute approximately $16.7 million to its construction. The Company will own the student housing complex and currently estimates that construction will cost approximately $34.0 million. The Company executed a guaranteed maximum price contract with the general contractor for the construction on the mixed-use development. The Company expects to restructure its ownership of the student housing complex into a tax-exempt mortgage revenue bond holding after the construction is completed (which is estimated as August 1, 2014 and when the project has a sufficient history of operating results).

To finance the construction of the student housing complex, the Company has executed an interest-only loan to borrow up to $25.5 million for a three year term at a variable interest rate. The Company also secured a $4.3 million tax-incremental financing loan which is for a term of five years, carries a fixed interest rate of approximately 4.7%, requires principal payments commencing after 24 months and has a balloon payment due at maturity. No amounts have been borrowed on this facility as of June 30, 2013.

In February 2013, the Partnership acquired six tax-exempt mortgage revenue bonds secured by three properties located in San Antonio, Texas. The bond purchases are as follows: approximately $13.8 million par value Series A and approximately $3.2 million par value Series B tax-exempt mortgage revenue bonds secured by the Avistar on the Boulevard, a 344 unit multifamily apartment complex; approximately $8.9 million Series A and approximately $2 million Series B tax-exempt mortgage revenue bonds secured by the Avistar at Chase Hill, a 232 unit multifamily apartment complex; and approximately $8.8 million Series A and approximately $1.7 million Series B tax-exempt mortgage revenue bonds secured by Avistar at the Crest, a 200 unit multifamily apartment complex. The three Series A tax-exempt mortgage revenue bonds each carry an annual interest rate of 6.0% and mature on March 1, 2050. The three Series B tax-exempt mortgage revenue bonds each carry a base interest rate of 9.0% and mature on April 1, 2050. The Partnership also acquired approximately $804,000 of taxable bonds which also carry a base interest rate of 9.0% and mature on April 1, 2050

In June 2013, the Company executed a new TOB Trust under its credit facility with DB securitizing the Avistar on the Boulevard, Avistar at Chase Hill, and Avistar at the Crest Series A tax-exempt mortgage revenue bonds. The amount borrowed and the balance at June 30, 2013 was $20.0 million with a variable interest rate tied to Securities Industry and Financial Markets Association ("SIFMA"). The facility matures in June 2014. The total cost of borrowing for this new TOB Trust was approximately 2.5% on the date of closing and as of June 30, 2013.

In April 2013, the Company borrowed approximately $7.8 million through a sixth securitization of mortgage-backed securities ("MBS TOB Trust") with a par value of approximately $10.0 million. On the date of closing and on June 30, 2013, the total fixed TOB Trust fee was approximately 0.9% per annum and the rate paid on the TOB Trust on the SPEARS was approximately 0.3% per annum which is a variable rate tied to SIFMA. This results in a total cost of borrowing of approximately 1.2%.

In March 2013, the Partnership obtained a $10.0 million unsecured revolving line of credit. This revolving line of credit carries a variable interest rate which was approximately 3.5% at date of closing. On June 30, 2013, the Partnership reported an approximately $6.0 million balance at an approximately 3.5% interest rate. This line of credit will be utilized to help with short-term working capital needs and to fund new investments during the periods of time that the Company is working with its lender to finalize new TOB Trust financings of assets.

In March 2013, the Company executed a new TOB Trust under its credit facility with DB securitizing the Arbors at Hickory Ridge tax-exempt mortgage revenue bond. The amount borrowed was $7.0 million with a variable interest rate tied to SIFMA. The facility matures in February 2014. On June 30, 2013 the total fixed TOB Trust fee was approximately 2.1% per annum and the rate paid on the TOB Trust on the SPEARS was 0.4% per annum resulting in a total cost of borrowing of approximately 2.5%. The outstanding balance remained at $7.0 million on June 30, 2013.

In February 2013, the Partnership obtained a $7.5 million loan secured by the Maples on 97th property. This loan is with an unrelated third party and carries a fixed annual interest rate of approximately 3.6%, maturing on February 10, 2016. The Partnership completed the majority of the rehabilitation of the property and title to the Maples on 97th property transferred to the Partnership from the Exchange Accommodation Titleholder ("EAT (Maples on 97th)"), (a wholly-owned subsidiary of an unrelated title company) in February 2013. The EAT (Maples on 97th) had previously been reported as a consolidated VIE.

In February 2013, the Company executed a new TOB Trust under its credit facility with DB securitizing the Greens Property tax-exempt mortgage revenue bond. The amount borrowed was approximately $5.8 million with a variable interest rate tied to SIFMA and the facility matures in December 2013. The total cost of borrowing was approximately 2.5% as of June 30, 2013. The outstanding balance remained at $5.7 million at June 30, 2013.

General Information

The Partnership was formed on April 2, 1998 under the Delaware Revised Uniform Limited Partnership Act. The operations of the Partnership are conducted pursuant to the terms and conditions of its Partnership Agreement. See "TERMS OF THE PARTNERSHIP AGREEMENT."

Our general partner is America First Capital Associates Limited Partnership 2 (the "General Partner"), which is a subsidiary of The Burlington Capital Group L.L.C. ("Burlington"). Since 1984, Burlington (which was known as America First Companies L.L.C. until 2005) has specialized in the management of investment funds, many of which were formed to acquire real estate investments such as tax-exempt mortgage revenue bonds, mortgage securities and multifamily real estate properties. Our sole limited partner is America First Fiduciary Corporation Number Five, a Nebraska corporation. Our shares, which are referred to as "beneficial unit certificates" or "BUCs" in the Partnership Agreement, represent assignments by the sole limited partner of its rights and obligations as a limited partner.

We are a partnership for federal income tax purposes. This means that we do not pay federal income taxes on our income. Instead, all of our profits and losses are allocated to our partners, including the holders of shares, under the terms of our Partnership Agreement. In addition, a majority of our income consists of tax‑exempt interest income. See " U.S. FEDERAL INCOME TAX CONSIDERATIONS."

Our principal executive office is located at 1004 Farnam Street, Suite 400, Omaha, Nebraska 68102, and our telephone number is (402) 444-1630. We maintain a website at www.ataxfund.com, where certain information about the Partnership is available. The information found on, or accessible through, our website is not incorporated into, and does not form a part of, this prospectus, any accompanying prospectus supplement or any other report or document we file with or furnish to the SEC.

Management Structure and Compensation

The Partnership is managed by the General Partner, which is managed by its general partner, Burlington. The persons acting as the Board of Managers and executive officers of Burlington act as the directors and executive officers of the Partnership. Certain services are provided to the Partnership by other employees of Burlington and the Partnership reimburses Burlington for its allocated share of these salaries and benefits. The Partnership is not charged, and does not reimburse Burlington, for the services performed by executive officers of Burlington. As a result, the Partnership does not pay compensation of any nature to the persons who effectively act as its executive officers. Accordingly, the Partnership does not provide tabular disclosures regarding executive compensation, compensation discussion and analysis, a compensation committee report or information regarding compensation committee interlocks in the reports it files with the SEC.

The Board of Managers of Burlington effectively acts as our board of directors. Although Burlington is not a public company and its securities are not listed on any stock market or otherwise publicly traded, its Board of Managers is constituted in a manner that complies with the rules of the SEC and the NASDAQ Stock Market ("NASDAQ") related to public companies with securities listed on that exchange in order for the Partnership and its shares to comply with these rules. Among other things, a majority of the Board of Managers of Burlington consists of managers who meet the definitions of independence under the rules of the SEC and the NASDAQ. These independent managers are Patrick J. Jung, Mariann Byerwalter, Martin A. Massengale, Clayton K. Yeutter and William S. Carter.

Under the Partnership Agreement, the General Partner is entitled to an administrative fee in an amount equal to 0.45% per annum of the principal amount of the revenue bonds, other tax-exempt investments and taxable mortgage loans held by the Partnership. Six of the tax-exempt revenue bonds held by the Partnership provide for the payment of this administrative fee to the General Partner by the owner of the financed property. When the administrative fee is payable by a property owner, it is subordinated to the payment of all base interest to the Partnership on the tax-exempt revenue bond secured by that property. The Partnership Agreement provides that the administrative fee will be paid directly by the Partnership with respect to any investments

for which the administrative fee is not payable by the property owner or a third party. In addition, the Partnership Agreement provides that the Partnership will pay the administrative fee to the General Partner with respect to any foreclosed mortgage bonds.

The General Partner or its affiliates may also earn mortgage placement fees in connection with the identification and evaluation of additional investments that we acquire. Any mortgage placement fees from a tax-exempt mortgage revenue bond investment will be paid by the owners of the properties financed by the acquired mortgage revenue bonds out of bond proceeds. The amount of mortgage placement fees, if any, will be subject to negotiation between the General Partner or its affiliates and such property owners.

America First Properties Management Company, L.L.C. ("Properties Management") is an affiliate of Burlington that is engaged in the management of apartment complexes. Four of the 26 properties which collateralize the Partnership's tax‑exempt mortgage revenue bonds and all of the MF Properties were managed by Properties Management as of June 30, 2013. Properties Management may also seek to become the manager of apartment complexes financed by additional mortgage bonds acquired by the Partnership, subject to negotiation with the owners of these properties. The entities that own these properties pay property management fees to Properties Management at rates that reflect the local markets in which the properties are located. If the Partnership acquires ownership of any property through foreclosure of a revenue bond, Properties Management may provide property management services for such property and, in such case, the Partnership will pay Properties Management its fees for such services. The General Partner believes that having Properties Management provide management of the properties that are financed by the Partnership's tax exempt bonds and the MF Properties benefits the Partnership because it provides the General Partner with greater insight and understanding of the underlying properties' operations, and their ability to meet debt service requirements to the Partnership and further helps assure that these properties are being operated in compliance with operating restrictions imposed by the terms of the applicable tax-exempt bond financing and/or LIHTCs relating to these properties.

USE OF PROCEEDS

Unless we inform you otherwise in a supplement to this prospectus, we intend to use the net proceeds of this offering primarily to acquire additional tax-exempt mortgage revenue bonds secured by multifamily apartment properties and other investments meeting our investment criteria. Any remaining net proceeds will be used for general business purposes, including reduction in our indebtedness.

RISK FACTORS

An investment in our shares involves a number of risks. Before making an investment decision, you should carefully consider all of the risks described in this prospectus and any accompanying prospectus supplement. If any of the risks discussed in this prospectus or such prospectus supplement actually occur, our business, financial condition and results of operations could be materially adversely affected. If this were to occur, the amount of cash distributions we pay on the shares may be reduced, the trading price of the shares could decline and you may lose all or part of your investment.

Cash distributions from the Partnership may change depending on the amount of cash available for distribution.

The Partnership currently distributes cash to shareholders at an annual rate of $0.50 per share. The amount of the cash per share distributed by the Partnership may increase or decrease at the determination of the General Partner based on its assessment of the amount of cash available to the Partnership for this purpose. During the year ended December 31, 2012, the Partnership generated cash available for distribution of $0.33 per share. Although the Partnership may supplement its cash available for distribution with unrestricted cash, unless the Partnership is able to increase its cash receipts through completion of its current investment plans, the Partnership may need to reduce the level of cash distributions per share from the current level. In addition, there is no assurance that the Partnership will be able to maintain its current level of annual cash distributions per share even if the Partnership completes its current investment plans. Any change in our distribution policy could have a material adverse effect on the market price of our shares.

The receipt of interest and principal payments on our tax-exempt mortgage revenue bonds will be affected by the economic results of the underlying multifamily properties.

Although our tax-exempt mortgage revenue bonds are issued by state or local housing authorities, they are not obligations of these governmental entities and are not backed by any taxing authority. Instead, each of these revenue bonds is backed by a non-recourse loan made to the owner of the underlying apartment complex. Because of the non-recourse nature of the underlying mortgage loans, the sole source of cash to pay base and contingent interest on the revenue bond, and to ultimately pay the principal amount of the bond, is the net cash flow generated by the operation of the financed property and the net proceeds from the ultimate sale or refinancing of the property, except in limited cases where a property owner has provided a limited guarantee of certain payments. This makes our investments in these tax-exempt mortgage revenue bonds subject to the kinds of risks usually associated with direct investments in multifamily real estate. If a property is unable to sustain net cash flow at a level necessary to pay its debt service obligations on our tax-exempt mortgage revenue bond on the property, a default may occur. Net cash flow and net sale proceeds from a particular property are applied only to debt service payments of the particular tax-exempt mortgage revenue bond secured by that property and are not available to satisfy debt service obligations on other tax-exempt mortgage revenue bonds that we hold. In addition, the value of a property at the time of its sale or refinancing will be a direct function of its perceived future profitability. Therefore, the amount of base and contingent interest that we earn on our tax-exempt mortgage revenue bonds, and whether or not we will receive the entire principal balance of the bonds as and when due, will depend to a large degree on the economic results of the underlying apartment complexes.

The net cash flow from the operation of a property may be affected by many things, such as the number of tenants, the rental rates, operating expenses, the cost of repairs and maintenance, taxes, government regulation, competition from other apartment complexes, mortgage rates for single-family housing and general and local economic conditions. In most of the markets in which the properties financed by our bonds are located, there is significant competition from other apartment complexes and from single-family housing that is either owned or leased by potential tenants. Low mortgage interest rates and federal tax credits make single-family housing more accessible to persons who may otherwise rent apartments.

The value of the properties is the only source of repayment of our tax-exempt mortgage revenue bonds.

The principal of most of our tax-exempt mortgage revenue bonds does not fully amortize over their terms. This means that all or some of the balance of the mortgage loans underlying these bonds will be repaid as a lump-sum "balloon" payment at the end of the term. The ability of the property owners to repay the mortgage loans with balloon payments is dependent upon their ability to sell the properties securing our tax-exempt mortgage revenue bonds or obtain adequate refinancing. The mortgage revenue bonds are not personal obligations of the property owners, and we rely solely on the value of the properties securing

these bonds for security. Similarly, if a tax-exempt mortgage revenue bond goes into default, our only recourse is to foreclose on the underlying multifamily property. If the value of the underlying property securing the bond is less than the outstanding principal balance and accrued interest on the bond, we will suffer a loss.

In the event a property securing a tax-exempt mortgage revenue bond is not sold prior to the maturity or remarketing of the bond, any contingent interest payable from the net sale or refinancing proceeds of the underlying property will be determined on the basis of the appraised value of the underlying property. Real estate appraisals represent only an estimate of the value of the property being appraised and are based on subjective determinations, such as the extent to which the properties used for comparison purposes are comparable to the property being evaluated and the rate at which a prospective purchaser would capitalize the cash flow of the property to determine a purchase price. Accordingly, such appraisals may result in us realizing less contingent interest from a tax-exempt mortgage revenue bond than we would have realized had the underlying property been sold.

There is additional credit risk when we make a taxable loan on a property.

The taxable mortgage loans that we make to owners of the apartment properties that secure tax-exempt mortgage revenue bonds held by us are non-recourse obligations of the property owner. As a result, the sole source of principal and interest payments on these taxable loans is the net cash flow generated by these properties or the net proceeds from the sale of these properties. The net cash flow from the operation of a property may be affected by many things as discussed above. In addition, any payment of principal and interest on a taxable loan on a particular property will be subordinate to payment of all principal and interest (including contingent interest) on the tax-exempt mortgage revenue bond secured by the same property. As a result, there may be a higher risk of default on the taxable loans than on the associated tax-exempt mortgage revenue bonds. If a property is unable to sustain net cash flow at a level necessary to pay current debt service obligations on the taxable loan on such property, a default may occur. While these taxable loans are secured by the underlying properties, in general, the Partnership does not expect to pursue foreclosure or other remedies against a property upon default of a taxable mortgage loan if the property is not in default on the tax-exempt bonds financing the property.

There are risks associated with our strategy of acquiring ownership interests in MF Properties in anticipation of future tax‑exempt bond financings of these projects.

To facilitate our investment strategy of acquiring additional tax-exempt mortgage bonds secured by multifamily apartment properties, we may acquire ownership positions in MF Properties that we expect to ultimately sell in a syndication of LIHTCs after the expiration of the compliance period relating to existing LIHTCs issued with respect to the MF Properties. Our plan is to provide tax-exempt mortgage financing to the new property owners at the time of a syndication of new LIHTCs in connection with a rehabilitation of these MF Properties. The market for LIHTC syndications may be negatively affected from time to time by economic and market conditions. For this and other reasons, there is no assurance that the Partnership will be able to sell its interests in the MF Properties after the applicable LIHTC compliance period. In addition, the value of the Partnership's interest in MF Properties will be affected by the economic performance of the MF Properties and other factors generally affecting the value of residential rental properties. As a result, there is no assurance the Partnership will not incur a loss upon the sale of its interest in an MF Property. In addition, there is no assurance that we will be able to acquire tax-exempt mortgage revenue bonds on the MF Properties even if we are able to sell our interests in the MF Properties. During the time the Partnership owns an interest in an MF Property, any net income it receives from these MF Properties will not be exempt from federal or state income taxation.

Any future issuances of additional shares could cause their market value to decline.

The Partnership may issue additional shares from time to time in order to raise additional equity capital. The issuance of additional shares could cause dilution of the existing shares and a decrease in the market price of the shares. In addition, if additional shares are issued but we are unable to invest the additional equity capital in assets that generate tax-exempt income at levels at least equivalent to our existing assets, the amount of cash available for distribution on a per share basis may decline.

We may suffer adverse consequences from changing interest rates.

We have financed the acquisition of some of our assets using variable-rate debt financing. The interest that we pay on these financings fluctuates with specific interest rate indices. All of our tax-exempt mortgage revenue bonds bear interest at fixed rates and, notwithstanding the contingent interest feature on some of these bonds, the amount of interest we earn on these bonds will not increase with a general rise in interest rates. Accordingly, an increase in our interest expense due to an increase in the applicable interest rate index used for our variable rate debt financing will reduce the amount of cash we have available for distribution to shareholders and may affect the market value of our shares. The use of derivatives is designed to mitigate some but not all of the exposure to the negative impact of a higher cost of borrowing.

An increase in interest rates could also decrease the value of our tax-exempt mortgage revenue bonds. A decrease in the value of our tax-exempt mortgage revenue bonds could also decrease the amount we could realize on the sale of our investments and would thereby decrease the amount of funds available for distribution to our shareholders. During periods of low prevailing interest rates, the interest rates we earn on new tax-exempt mortgage revenue bonds that we acquire may be lower than the interest rates on our existing portfolio of tax-exempt mortgage revenue bonds.

To the extent we finance the acquisition of additional tax-exempt mortgage revenue bonds through the issuance of additional shares or from the proceeds from the sale of existing tax-exempt mortgage revenue bonds and we earn a lower interest rate on these additional bonds, the amount of cash available for distribution on a per share basis may be reduced.

We are subject to various risks associated with our derivative agreements.

We use derivative instruments, such as interest rate caps, to mitigate the risks we are exposed to as a result of changing interest rates. However, there is no assurance that these instruments will fully insulate the Partnership from the interest rate risks to which it is exposed. In addition, there are costs associated with these derivative instruments and there is no assurance these costs will not ultimately turn out to exceed the losses we would have suffered, if any, had these instruments not been in place. There is also a risk that a counterparty to such an instrument will be unable to perform its obligations to the Partnership. If a liquid secondary market does not exist for these instruments, we may be required to maintain a position until exercise or expiration, which could result in losses to the Partnership. In addition, we are required to record the fair value of these derivative instruments on our financial statements by recording changes in their values as interest earnings or expense. This can result in significant period to period volatility in the Partnership's reported net income over the term of these instruments.

There are risks associated with debt financing programs that involve securitization of our tax-exempt mortgage revenue bonds, PHC Certificates, and mortgage-backed securities.

We have obtained debt financing through the securitization of our tax-exempt mortgage revenue bonds, PHC Certificates, and MBS and may obtain this type of debt financing in the future. The terms of these securitization programs differ, but in general require that our tax-exempt assets be placed into a trust or other special purpose entity that issues a senior security to unaffiliated investors and a residual interest to the Partnership. The trust or other entity receives all of the interest payments from its underlying tax-exempt mortgage revenue bonds, PHC Certificates, and MBS from which it pays interest on the senior security at a variable rate. As the holder of the residual interest, the Partnership is entitled to any remaining tax-exempt interest received by the trust holding the securitized asset after it has paid the full amount of interest due on the senior security and all of the expenses of the trust, including various fees to the trustee, remarketing agents and liquidity providers. Specific risks generally associated with these asset securitization programs include the following:

Changes in short-term interest rates can adversely affect the cost of an asset securitization financing

The interest rate payable on the senior securities resets periodically based on a specified index usually tied to interest rates on short-term instruments. In addition, because the senior securities may typically be tendered back to the trust, causing the trust to remarket the senior securities from time to time, an increase in interest rates may require an increase to the interest rate paid on the senior securities in order to successfully remarket these securities. Any increase in interest rate payable on the senior securities will result in more of the underlying tax-exempt interest being

used to pay interest on the senior securities leaving less tax-exempt interest available to the Partnership. As a result, higher short-term interest rates will reduce, and could even eliminate, the Partnership's return on a residual interest in this type of financing.

Payments on the residual interests in these financing structures are subordinate to payments on the senior securities and to payment of trust expenses and no party guarantees the payment of any amounts under the residual interests.

The Partnership holds a residual interest (known as Class B interests in a TEBS Financing facility and a LIFER in a TOB financing facility) in the securitization trusts established for the debt financing facilities. These residual interests are subordinate to the senior securities sold to investors. As a result, none of the tax-exempt interest received by such a trust will be paid to the Partnership as the holder of a residual interest until all payments currently due on the senior securities have been paid in full and other trust expenses satisfied. As the holder of a residual certificate in these trusts, the Partnership can look only to the assets of the trust remaining after payment of these senior obligations for payment on the residual certificates. No third party guarantees the payment of any amount on the residual certificates.

Termination of an asset securitization financing can occur for a number of reasons which could cause the Partnership to lose the tax-exempt assets and other collateral it pledged for such financing.

In general, the trust or other special purpose entity formed for an asset securitization financing can terminate for a number of different reasons relating to problems with the assets or problems with the trust itself. Problems with the assets that could cause the trust to collapse include payment or other defaults or a determination that the interest on the assets is taxable. Problems with a trust include a downgrade in the investment rating of the senior securities that it has issued, a ratings downgrade of the liquidity provider for the trust, increases in short term interest rates in excess of the interest paid on the underlying assets, an inability to remarket the senior securities or an inability to obtain liquidity for the trust. In each of these cases, the trust will be collapsed and the tax-exempt mortgage revenue bonds and other collateral held by the trusts will be sold. If the proceeds from the sale of the trust collateral are not sufficient to pay the principal amount of the senior securities with accrued interest and the other expenses of the trusts then the Partnership will be required, through its guarantee of the trusts, to fund any such shortfall. As a result, the Partnership, as holder of the residual interest in the trust, may not only lose its investment in the residual certificates but could also realize additional losses in order to fully repay trust obligations to the senior securities.

An insolvency or receivership of the program sponsor could impair the Partnership's ability to recover the tax‑exempt bonds and other collateral pledged by it in connection with an asset securitization financing.

In the event the sponsor of an asset securitization financing program becomes insolvent, it could be placed in receivership. In that situation, it is possible that the Partnership would not be able to recover the tax-exempt assets and other collateral it pledged in connection with the securitization financing or that it would receive all or any of the payments due from the trust or other special purpose entity on the residual interest held by the Partnership in such trust or other entity.

Conditions in the credit markets may increase our cost of borrowing or may make financing difficult to obtain, each of which may have a material adverse effect on our results of operations and business.

Economic conditions in international and domestic credit markets have been, and remain, challenging. Tighter credit conditions and slower economic growth combined with continued concerns about the systemic impact of high unemployment, restricted availability of credit, and overall business and consumer confidence have contributed to a slow economic recovery and it is unclear when and how quickly conditions and markets will improve. As a result of these economic conditions, the cost and availability of credit has been, and may continue to be, adversely affected in all markets in which we operate. Concern about the stability of the markets generally and the strength of counterparties specifically has led many lenders and institutional investors to reduce, and in some cases, cease, to provide funding to borrowers. As a result, our access to debt and equity financing may be adversely affected. If these market and economic conditions continue, they may limit our ability to replace or renew maturing debt financing on a timely basis and may impair our access to capital markets to meet our liquidity and growth requirements which may have an adverse effect on our financial condition and results of operations.

Our tax-exempt mortgage revenue bonds are illiquid assets and their value may decrease.

The majority of our assets consist of our tax-exempt mortgage revenue bonds. These mortgage revenue bonds are relatively illiquid, and there is no existing trading market for these mortgage revenue bonds. As a result, there are no market makers, price quotations or other indications of a developed trading market for these mortgage revenue bonds. In addition, no rating has been issued on any of the existing mortgage revenue bonds and we do not expect to obtain ratings on mortgage revenue bonds we may acquire in the future. Accordingly, any buyer of these mortgage revenue bonds would need to perform its own due diligence prior to a purchase. As a result, our ability to sell our tax-exempt mortgage revenue bonds, and the price we may receive upon their sale, will be affected by the number of potential buyers, the number of similar securities on the market at the time and a number of other market conditions. As a result, such a sale could result in a loss to us.

Delay, reduction, or elimination of appropriations from the U.S. Department of Housing and Urban Development can result in payment defaults on the Company's investments in PHC Trusts

The Company has acquired interests (known as "LIFERS") in three PHC TOB Trusts, which, in turn, hold PHC Certificates that have been issued by three PHC Trusts which hold custodial receipts evidencing loans made to a number of public housing authorities. Principal and interest on these loans are payable by the respective public housing authorities solely out of annual appropriations to be made to the public housing authorities by HUD under HUD's Capital Fund Program. Annual appropriations for the Capital Fund Program must be determined by Congress each year, and there is no assurance that Congress will continue to make such appropriations at current levels or at all. If Congress fails to continue to make annual appropriations for the Capital Fund Program at or near current levels, or if there is a delay in the approval of appropriations, the public housing authorities may not have funds from which to pay principal and interest on the loans underlying the PHC Certificates. The failure of public housing authorities to pay principal and interest on these loans will reduce or eliminate the payments received by the Company from the PHC TOB Trusts.

A reduction in the rating of PHC Certificates and mortgage-backed securities below investment grade would result in the liquidation of the investment in that TOB Trust.

The Company's investment in PHC Certificates and MBS are made pursuant to the provision of its Partnership Agreement that allows investments in tax-exempt securities that are not mortgage revenue bonds backed by multifamily housing projects provided that these alternative tax-exempt securities are rated investment grade in one of the four highest rating categories by at least one nationally recognized securities rating agency. In the event the investment rating of any of the PHC Certificates held by a PHC TOB Trust or any of the MBS was reduced to less than investment grade, the trustee over the TOB Trust has no obligation to divest of that securitized asset. Accordingly, the Partnership would be required to liquidate its LIFERS in that TOB Trust or liquidate the TOB Trust entirely. The TOB Trusts have no obligation to purchase the LIFERS, and there is no established trading market for the LIFERS. Likewise, if the Partnership liquidates the TOB Trust, any downgrade in the investment rating of the PHC Certificates or mortgage-backed securities will likely decrease the value of the investment. As a result, there can be no assurance that the Partnership will be able to divest its position in these LIFERS or terminate the TOB Trusts without incurring a material loss.

Prepayment rates on the mortgage loans underlying the Company's mortgage-backed securities may materially adversely affect our profitability or result in liquidity shortfalls that could require us to sell assets in unfavorable market conditions.

The Company's MBS are secured by pools of mortgages on residential properties. In general, the mortgages collateralizing our MBS may be prepaid at any time without penalty. Prepayments on our MBS result when homeowners/ mortgagees satisfy (i.e., pay off) the mortgage upon selling or refinancing their mortgaged property. When we acquire a particular MBS, we anticipate that the underlying mortgage loans will prepay at a projected rate which, together with expected coupon income, provides us with an expected yield on such MBS. If we purchase assets at a premium to par value, and borrowers prepay their mortgage loans faster than expected, the corresponding prepayments on the MBS may reduce the expected yield on such securities because we will have to amortize the related premium on an accelerated basis. Conversely, if we purchase assets at a discount to par value, when borrowers prepay their mortgage loans slower than expected, the decrease in corresponding prepayments on the MBS may reduce the expected yield on such securities because we will not be able to accrete the related discount as quickly as originally anticipated. Prepayment rates on loans are influenced by changes in mortgage and market interest rates and a variety of economic, geographic, and other factors, all of which are beyond our control. Consequently, such

prepayment rates cannot be predicted with certainty, and no strategy can completely insulate us from prepayment or other such risks. In periods of declining interest rates, prepayment rates on mortgage loans generally increase. If general interest rates decline at the same time, the proceeds of such prepayments received during such periods are likely to be reinvested by us in assets yielding less than the yields on the assets that were prepaid (to the extent such assets are available for us to reinvest in). In addition, the market value of our MBS may, because of the risk of prepayment, benefit less than other fixed-income securities from declining interest rates.

The rent restrictions and occupant income limitations imposed on properties financed by our tax-exempt mortgage revenue bonds and on our MF Properties may limit the revenues of such properties.

All of the apartment properties securing our tax-exempt mortgage revenue bonds and the MF Properties in which our subsidiaries hold indirect interests are subject to certain federal, state and/or local requirements with respect to the permissible income of their tenants. Since federal rent subsidies are not generally available on these properties, rents must be charged on a designated portion of the units at a level to permit these units to be continuously occupied by low or moderate income persons or families. As a result, these rents may not be sufficient to cover all operating costs with respect to these units and debt service on the applicable tax-exempt mortgage revenue bond. This may force the property owner to charge rents on the remaining units that are higher than they would be otherwise and may, therefore, exceed competitive rents which may adversely affect the occupancy rate of a property securing an investment and the property owner's ability to service its debt.

The properties financed by certain of our tax-exempt mortgage revenue bonds are not completely insured against damages from hurricanes and other major storms.

Five of the multifamily housing properties financed by tax-exempt bonds held by the Partnership are located in areas that are prone to damage from hurricanes and other major storms. The current insurable value of these five properties is approximately $84.6 million. Due to the significant losses incurred by insurance companies in recent years due to damages from hurricanes, many property and casualty insurers now require property owners to assume the risk of first loss on a larger percentage of their property's value. In general, the current insurance policies on the five properties financed by the Partnership that are located in areas rated for hurricane and storm exposure carry a 5% deductible on the insurable value of the properties. As a result, if any of these properties were damaged in a hurricane or other major storm, the amount of uninsured losses could be significant and the property owner may not have the resources to fully rebuild the property, which could result in a default on the tax-exempt mortgage revenue bonds secured by the property. In addition, the damages to a property may result in all or a portion of the rental units not being rentable for a period of time. Unless a property owner carries rental interruption insurance, this loss of rental income would reduce the cash flow available to pay base or contingent interest on the Partnership's tax-exempt bonds collateralized by these properties.

The properties securing our revenue bonds or the MF Properties may be subject to liability for environmental contamination which could increase the risk of default on such bonds or loss of our investment.

The owner or operator of real property may become liable for the costs of removal or remediation of hazardous substances released on its property. Various federal, state and local laws often impose such liability without regard to whether the owner or operator of real property knew of, or was responsible for, the release of such hazardous substances. We cannot assure you that the properties that secure our tax-exempt mortgage revenue bonds, or the MF Properties in which our subsidiaries hold indirect interests, will not be contaminated. The costs associated with the remediation of any such contamination may be significant and may exceed the value of a property or result in the property owner defaulting on the revenue bond secured by the property or otherwise result in a loss of our investment in a property.

If we acquire ownership of apartment properties we will be subject to all of the risks normally associated with the ownership of commercial real estate.

We may acquire ownership of apartment complexes financed by tax-exempt mortgage revenue bonds held by us in the event of a default on such bonds. We may also acquire indirect ownership of MF Properties on a temporary basis in order to facilitate the eventual acquisition by us of tax-exempt mortgage revenue bonds on these apartment properties. In either case, during the time we own an apartment complex, we will generate taxable income or losses from the operations of such property rather than tax exempt interest. In addition, we will be subject to all of the risks normally associated with the operation of

commercial real estate including declines in property value, occupancy and rental rates and increases in operating expenses. We may also be subject to government regulations, natural disasters and environmental issues, any of which could have an adverse effect on the Partnership's financial results and ability to make distributions to shareholders.

There are a number of risks related to the construction of multifamily apartment properties that may affect the tax‑exempt bonds issued to finance these properties.

We may invest in tax-exempt mortgage revenue bonds secured by multifamily housing properties which are still under construction. Construction of such properties generally takes approximately twelve to eighteen months. The principal risk associated with construction lending is that construction of the property will be substantially delayed or never completed. This may occur for a number of reasons including (i) insufficient financing to complete the project due to underestimated construction costs or cost overruns; (ii) failure of contractors or subcontractors to perform under their agreements; (iii) inability to obtain governmental approvals; (iv) labor disputes; and (v) adverse weather and other unpredictable contingencies beyond the control of the developer. While we may be able to protect ourselves from some of these risks by obtaining construction completion guarantees from developers, agreements of construction lenders to purchase our bonds if construction is not completed on time, and/or payment and performance bonds from contractors, we may not be able to do so in all cases or such guarantees or bonds may not fully protect us in the event a property is not completed. In other cases, we may decide to forego certain types of available security if we determine that the security is not necessary or is too expensive to obtain in relation to the risks covered. If a property is not completed, or costs more to complete than anticipated, it may cause us to receive less than the full amount of interest owed to us on the tax-exempt bond financing such property or otherwise result in a default under the mortgage loan that secures our tax-exempt mortgage revenue bond on the property. In such case, we may be forced to foreclose on the incomplete property and sell it in order to recover the principal and accrued interest on our tax-exempt mortgage revenue bond and we may suffer a loss of capital as a result. Alternatively, we may decide to finance the remaining construction of the property, in which event we will need to invest additional funds into the property, either as equity or as a taxable loan. Any return on this additional investment would not be tax-exempt. Also, if we foreclose on a property, we will no longer receive tax-exempt interest on the bond issued to finance the property. The overall return to the Partnership from its investment in such property is likely to be less than if the construction had been completed on time or within budget.

There are a number of risks related to the lease-up of newly constructed or renovated properties that may affect the tax-exempt bonds issued to finance these properties.

We may acquire tax-exempt mortgage revenue bonds issued to finance properties in various stages of construction or renovation. As construction or renovation is completed, these properties will move into the lease-up phase. The lease-up of these properties may not be completed on schedule or at anticipated rent levels, resulting in a greater risk that these investments may go into default than investments secured by mortgages on properties that are stabilized or fully leased-up. The underlying property may not achieve expected occupancy or debt service coverage levels. While we may require property developers to provide us with a guarantee covering operating deficits of the property during the lease-up phase, we may not be able to do so in all cases or such guarantees may not fully protect us in the event a property is not leased up to an adequate level of economic occupancy as anticipated.

We have assumed certain potential liabilities relating to the recapture of tax credits on MF Properties.

The Partnership has acquired indirect interests in several MF Properties that generated LIHTCs for the previous partners in these partnerships. When the Partnership acquires an interest in an MF Property, it generally must agree to reimburse the prior partners for any liabilities they incur due to a recapture of LIHTCs that result from the failure to operate the MF Property in a manner inconsistent with the laws and regulations relating to LIHTCs after the Partnership acquired its interest in the MF Property. The amount of this recapture liability can be substantial.

This offering and any future issuances of additional shares could cause the market value of our shares to decline.

The issuance of shares in this offering and any future offerings may have a dilutive impact on our existing shareholders. This prospectus is part of a Registration Statement on Form S-3 that has been filed by the Partnership with the SEC relating to the sale of up to $225 million of its shares, which we intend to issue from time to time to raise additional equity capital as needed to fund investment opportunities. The issuance of additional shares could cause dilution of the existing shares and a decrease in the market price of the shares. In addition, if additional shares are issued but we are unable to invest the additional equity

capital in assets that generate tax-exempt income at levels at least equivalent to our existing assets, the amount of cash available for distribution on a per share basis may decline.

The Partnership is not registered under the Investment Company Act.

The Partnership is not required to register as an investment company under the Investment Company Act of 1940, as amended (the "Investment Company Act") because it operates in reliance on an exemption therefrom. As a result, none of the protections of the Investment Company Act (such as provisions relating to disinterested directors, custody requirements for securities, and regulation of the relationship between a fund and its advisor) are applicable to the Partnership..

The Partnership engages in transactions with related parties.

Each of the executive officers of Burlington and four of the managers of Burlington hold equity positions in Burlington. A subsidiary of Burlington acts as the General Partner and manages our investments and performs administrative services for us and earns certain fees that are either paid by the properties financed by our tax-exempt mortgage revenue bonds or by us. Another subsidiary of Burlington provides on-site management for some of the multifamily apartment properties that underlie our tax-exempt mortgage revenue bonds and each of our MF Properties and earns fees from the property owners based on the gross revenues of these properties. The owners of the limited-purpose corporations which own three of the apartment properties financed with tax-exempt mortgage revenue bonds and taxable loans held by the Partnership are employees of Burlington who are not involved in the operation or management of the Partnership and who are not executive officers or managers of Burlington. Because of these relationships, our agreements with Burlington and its subsidiaries are related-party transactions. By their nature, related-party transactions may not be considered to have been negotiated at arm's length. These relationships may also cause a conflict of interest in other situations where we are negotiating with Burlington

Shareholders may incur tax liability if any of the interest on our tax-exempt mortgage revenue bonds is determined to be taxable.

Certain of our tax-exempt mortgage revenue bonds bear interest at rates which include contingent interest. Payment of the contingent interest depends on the amount of net cash flow generated by, and net proceeds realized from a sale of, the property securing the bond. Due to this contingent interest feature, an issue may arise as to whether the relationship between the property owner and us is that of debtor and creditor or whether we are engaged in a partnership or joint venture with the property owner. If the IRS were to determine that tax-exempt mortgage revenue bonds represented an equity investment in the underlying property, the interest paid to us could be viewed as a taxable return on such investment and would not qualify as tax-exempt interest for federal income tax purposes. We have obtained legal opinions to the effect that the base interest paid on our tax-exempt mortgage revenue bonds is excludable from gross income for federal income tax purposes provided the interest is not paid to a "substantial user" or "related person" as defined in the Internal Revenue Code. However, these legal opinions are not binding on the IRS or the courts, and no assurances can be given that the conclusions reached will not be contested by the IRS or, if contested, will be sustained by a court. In addition, the tax-exempt status of the interest paid on our tax-exempt mortgage revenue bonds is subject to compliance by the underlying properties, and the owners thereof, with the bond documents and covenants required by the bond-issuing authority and the Internal Revenue Code. Among these requirements are tenant income restrictions, regulatory agreement compliance, reporting requirements, use of proceeds restrictions and compliance with rules pertaining to interest arbitrage. Each issuer of the revenue bonds, as well as each of the underlying property owners/borrowers, has agreed to comply with procedures and guidelines designed to ensure satisfaction with the continuing requirements of the Internal Revenue Code. Failure to comply with these continuing requirements of the Internal Revenue Code may cause the interest on our bonds to be includable in gross income for federal income tax purposes retroactively to the date of issuance, regardless of when such noncompliance occurs. In addition, we have, and may in the future, obtain debt financing through asset securitization programs in which we place tax-exempt mortgage revenue bonds, PHC Certificates, and MBS into trusts and are entitled to a share of the tax-exempt interest received by the trust on these bonds after the payment of interests on senior securities issued by the trust, it is possible that the characterization of our residual interest in such a securitization trust could be challenged and the income that we receive through these instruments could be treated as ordinary taxable income includable in our gross income for federal tax purposes.

Not all of the income received by the Partnership is exempt from taxation.

We have made, and may make in the future, taxable mortgage loans to the owners of properties which are secured by tax-exempt mortgage revenue bonds that we hold. The interest income earned by the Partnership on these mortgage loans is subject to federal and state income taxes. In addition, if we acquire direct or indirect interests in real estate, either through foreclosure of a property securing a tax-exempt mortgage revenue bond or a taxable loan or through the acquisition of an MF Property, any income we receive from the property will be taxable income from the operation of real estate. In that case, the taxable income received by the Partnership will be allocated to our shareholders and will represent taxable income to them regardless of whether an amount of cash equal to such allocable share of this taxable income is actually distributed to shareholders.

If the Partnership is determined to be an association taxable as a corporation, it will have adverse economic consequences for the Partnership and its shareholders.

The Partnership has determined to be treated as a partnership for federal income tax purposes. The purpose of this determination is to eliminate federal and state income tax liability for the Partnership and allow us to pass through our tax-exempt interest to our shareholders so that they are not subject to federal tax on this income. If our treatment as a partnership for tax purposes is challenged, we would be classified as an association taxable as a corporation. This would result in the Partnership being taxed on its taxable income, if any, and, in addition, would result in all cash distributions made by the Partnership to shareholders being treated as taxable dividend income to the extent of the Partnership's earnings and profits, which would include tax-exempt income. The payment of these dividends would not be deductible by the Partnership. The listing of the Partnership's shares for trading on the NASDAQ causes the Partnership to be treated as a "publicly traded partnership" under Section 7704 of the Internal Revenue Code. A publicly traded partnership is generally taxable as a corporation unless 90% or more of its gross income is "qualifying" income. Qualifying income includes interest, dividends, real property rents, gain from the sale or other disposition of real property, gain from the sale or other disposition of capital assets held for the production of interest or dividends and certain other items. Substantially all of the Partnership's gross income will continue to be tax-exempt interest income on tax-exempt mortgage revenue bonds. While we believe that all of this interest income is qualifying income, it is possible that some or all of our income could be determined not to be qualifying income. In such a case, if more than 10% of our annual gross income in any year is not qualifying income, the Partnership will be taxable as a corporation rather than a partnership for federal income tax purposes. We have not received, and do not intend to seek, a ruling from the Internal Revenue Service regarding our status as a partnership for tax purposes.

To the extent the Partnership generates taxable income, shareholders will be subject to income taxes on this income, whether or not they receive cash distributions.

As a partnership, our shareholders will be individually liable for income tax on their proportionate share of any taxable income realized by the Partnership, whether or not we make cash distributions.

There are limits on the ability of our shareholders to deduct Partnership losses and expenses allocated to them.

The ability of shareholders to deduct their proportionate share of the losses and expenses generated by the Partnership will be limited in certain cases, and certain transactions may result in the triggering of the Alternative Minimum Tax for shareholders who are individuals.

See "U.S. FEDERAL INCOME TAX CONSIDERATIONS" for a more complete discussion of federal income tax considerations affecting an investment in our shares.

FEDERAL INCOME TAX LAWS AND REGULATIONS ARE SUBJECT TO REVISION AND CHANGING INTERPRETATION BY THE IRS, THE U.S. TREASURY DEPARTMENT AND THE COURTS. CHANGES TO THE TAX LAW, WHICH MAY HAVE RETROACTIVE APPLICATION, COULD ADVERSELY AFFECT THE PARTNERSHIP, ITS ASSETS AND ITS SHAREHOLDERS. WE CANNOT PREDICT WHETHER, WHEN, IN WHAT FORMS OR WITH WHAT EFFECTIVE DATES THE TAX LAW APPLICABLE TO US WILL BE CHANGED.

PROSPECTIVE SUBSCRIBERS ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE POTENTIAL TAX CONSEQUENCES OF AN INVESTMENT IN THE PARTNERSHIP PRIOR TO PURCHASING SHARES.

TERMS OF THE PARTNERSHIP AGREEMENT

General

The rights and obligations of shareholders and the General Partner are set forth in the Partnership Agreement. The following is a summary of the Partnership Agreement. This summary does not purport to be complete and is subject to, and qualified in its entirety by, the terms of the Partnership Agreement, which is incorporated by reference into this prospectus.

Management

Under the terms of the Partnership Agreement, the General Partner has full, complete and exclusive authority to manage and control the business affairs of the Partnership. Such authority specifically includes, but is not limited to, the power to (i) acquire, hold, refund, reissue, remarket, securitize, transfer, foreclose upon, sell or otherwise deal with the investments of the Partnership, (ii) issue additional shares, borrow money and issue evidences of indebtedness, and (iii) apply the proceeds from the sale or the issuance of additional shares to the acquisition of additional revenue bonds (and associated taxable mortgages) and other types of investments meeting the Partnership's investment criteria. The Partnership Agreement provides that the General Partner and its affiliates may and shall have the right to provide goods and services to the Partnership subject to certain conditions. The Partnership Agreement also imposes certain limitations on the authority of the General Partner, including restrictions on the ability of the General Partner to dissolve the Partnership without the consent of a majority in interest of the shareholders.

Other than certain limited voting rights discussed under "VOTING RIGHTS," the shareholders do not have any authority to transact business for, or participate in the management of, the Partnership. The only recourse available to shareholders in the event that the General Partner takes actions with respect to the business of the Partnership with which shareholders do not agree is to vote to remove the General Partner and admit a substitute general partner. See "Removal or Withdrawal of the General Partner" below.

Allocations and Distributions

Net Interest Income.

The Partnership Agreement provides that all Net Interest Income generated by the Partnership that is not contingent interest will be distributed 99% to shareholders and 1% to the General Partner. During the years ended December 31, 2012 and 2011, the General Partner received total distributions of Net Interest Income of approximately $180,000 and $155,000, respectively. In addition, the Partnership Agreement provides that the General Partner is entitled to 25% of Net Interest Income representing contingent interest up to a maximum amount equal to 0.9% per annum of the principal amount of all mortgage bonds held by the Partnership, as the case may be. During the year ended December 31, 2011, the General Partner received total distributions of Net Interest Income representing contingent interest of approximately $310,000. The General Partner did not receive any distributions of Net Interest Income representing contingent interest in 2012.

Interest Income of the Partnership includes all cash receipts except for (i) capital contributions, (ii) Residual Proceeds or (iii) the proceeds of any loan or the refinancing of any loan. "Net Interest Income" of the Partnership means all Interest Income plus any amount released from the Partnership reserves for distribution, less expenses and debt service payments and any amount deposited in reserve or used or held for the acquisition of additional investments.

Net Residual Proceeds.

The Partnership Agreement provides that Net Residual Proceeds (whether representing a return of principal or contingent interest) will be distributed 100% to the shareholders, except that 25% of Net Residual Proceeds representing contingent interest will be distributed to the General Partner until it receives a maximum amount per annum (when combined with all distributions to it of Net Interest Income representing contingent interest during the year) equal to 0.9% of the principal amount of the Partnership's mortgage bonds. Under the terms of the Partnership Agreement, "Residual Proceeds" means all amounts received by the Partnership upon the sale of any asset or from the repayment of principal of any bond. "Net Residual Proceeds" means, with respect to any distribution period, all Residual Proceeds received by the Partnership during such distribution period, plus

any amounts released from reserves for distribution, less all expenses that are directly attributable to the sale of an asset, amounts used to discharge indebtedness and any amount deposited in reserve or used or held for the acquisition of investments. Notwithstanding its authority to invest Residual Proceeds in additional investments, the General Partner does not intend to use this authority to acquire additional investments indefinitely without distributing Net Residual Proceeds to the shareholders. Rather, it is designed to afford the General Partner the ability to increase the income‐generating investments of the Partnership in order to potentially increase the Net Interest Income from, and value of, the Partnership. During the years ended December 31, 2012 and 2011, distributions of Net Residual Proceeds were made by the Partnership to the General Partner totaling approximately $658,000 and $169,000, respectively.

Distributions upon Liquidation.

The term of the Partnership expires on December 31, 2050 unless terminated earlier as provided in the Partnership Agreement. Upon the dissolution of the Partnership, the proceeds from the liquidation of its assets will be first applied to the payment of the obligations and liabilities of the Partnership and the establishment of any reserve therefor as the General Partner determines to be necessary and then distributed to the General Partner and the shareholders in proportion to, and to the extent of, their respective capital account balances and then in the same manner as Net Residual Proceeds.

Timing of Cash Distributions.

The Partnership currently makes quarterly cash distributions to shareholders. However, the Partnership Agreement allows the General Partner to elect to make cash distributions on a more or less frequent basis provided that distributions are made at least semiannually. Regardless of the distribution period selected by the General Partner, cash distributions must be made within 60 days of the end of each such period.

Allocation of Income and Losses.

Income and losses from operations will be allocated 99% to the shareholders and 1% to the General Partner. Income arising from a sale of or liquidation of the Partnership's assets will be first allocated to the General Partner in an amount equal to the Net Residual Proceeds or liquidation proceeds distributed to the General Partner from such transaction, and the balance will be distributed to the shareholders. Losses from a sale of a property or from a liquidation of the Partnership will be allocated among the General Partner and the shareholders in the same manner as the Net Residual Proceeds or liquidation proceeds from such transaction are distributed.

Allocation Among Shareholders.

Income and losses will be allocated on a monthly basis to the shareholders of record as of the last day of a month. If a shareholder is recognized as the record holder of shares on such date, such shareholder will be allocated all income and losses for such month. Cash distributions will be made to the shareholders of record as of the last day of each distribution period. If the Partnership recognizes a transfer prior to the end of a distribution period, the transferee will be deemed to be the holder for the entire distribution period and will receive the entire cash distribution for such period. Accordingly, if the General Partner selects a quarterly or semiannual distribution period, the transferor of shares during such a distribution period may be recognized as the record holder of the shares at the end of one or more months during such period and be allocated income or losses for such months but not be recognized as the record holder of the shares at the end of the period and, therefore, not be entitled to a cash distribution for such period. The General Partner retains the right to change the method by which income and losses of the Partnership will be allocated between buyers and sellers of shares during a distribution period based on consultation with tax counsel and accountants. However, no change may be made in the method of allocation of income or losses without written notice to the shareholders at least 10 days prior to the proposed effectiveness of such change unless otherwise required by law.

Payments to the General Partner

Fees.

In addition to its share of Net Interest Income and Net Residual Proceeds and reimbursement for expenses, the General Partner will be entitled to an administrative fee in an amount equal to 0.45% per annum of the principal amount of the revenue

bonds, other tax-exempt investments and taxable mortgage loans held by the Partnership. In general, the administrative fee will be payable by the owners of the properties financed by the revenue bonds held by the Partnership but will be subordinate to the payment of all base interest to the Partnership on the bonds. As of June 30, 2013, four of the tax-exempt mortgage revenue bonds held by the Partnership provided for the payment of this administrative fee to the General Partner by the owner of the financed property. The General Partner may seek to negotiate the payment of the administrative fee in connection with the acquisition of additional revenue bonds by the Partnership by the owner of the financed property or by another third party. However, the Partnership Agreement provides that the administrative fee will be paid directly by the Partnership with respect to any investments for which the administrative fee is not payable by a third party. In addition, the Partnership Agreement provides that the Partnership will pay the administrative fee to the General Partner with respect to any foreclosed mortgage bonds.

Reimbursement of Expenses.

In addition to the allocation of profits, losses and cash distributions to the General Partner, the Partnership will reimburse the General Partner or its affiliates on a monthly basis for the actual out‑of‑pocket costs of direct telephone and travel expenses incurred in connection with the business of the Partnership, direct out‑of‑pocket fees, expenses and charges paid to third parties for rendering legal, auditing, accounting, bookkeeping, computer, printing and public relations services, expenses of preparing and distributing reports to shareholders, an allocable portion of the salaries and fringe benefits of non-officer employees of Burlington, insurance premiums (including premiums for liability insurance that will cover the Partnership, the General Partner and Burlington), the cost of compliance with all state and federal regulatory requirements and NASDAQ listing fees and charges and other payments to third parties for services rendered to the Partnership. The General Partner will also be reimbursed for any expenses it incurs acting as tax matters partner for the Partnership. The Partnership will not reimburse the General Partner or its affiliates for the travel expenses of the president of Burlington or for any items of general overhead. The Partnership will not reimburse the General Partner or Burlington for any salaries or fringe benefits of any of the executive officers of Burlington. The Partnership's independent accountants are required to verify that any reimbursements received by the General Partner from the Partnership were for expenses incurred by the General Partner or its affiliates in connection with the conduct of the business and affairs of the Partnership or the acquisition and management of its assets and were otherwise permissible reimbursements under the terms of the Partnership Agreement. The annual report to shareholders is required to itemize the amounts reimbursed to the General Partner and its affiliates.

Payments for Goods and Services.

The Partnership Agreement provides that the General Partner and its affiliates may provide goods and services to the Partnership. The provision of any goods and services by the General Partner or its affiliates to the Partnership must be part of their ordinary and ongoing business in which it or they have previously engaged, independent of the activities of the Partnership, and such goods and services shall be reasonable for and necessary to the Partnership, shall actually be furnished to the Partnership and shall be provided at the lower of the actual cost of such goods or services or the competitive price charged for such goods or services for comparable goods and services by independent parties in the same geographic location. All goods and services provided by the General Partner or any affiliates must be rendered pursuant to a written contract containing a clause allowing termination without penalty on 60 days' notice to the General Partner by the vote of the majority in interest of the shareholders. Payment made to the General Partner or any affiliate for goods and services must be fully disclosed to shareholders. The General Partner does not currently provide goods and services to the Partnership other than its services as General Partner. If the Partnership acquires ownership of any property through foreclosure of a revenue bond, an affiliate of the General Partner may provide property management services for such property and, in such case, the Partnership will pay such its fees for such services. Under the Partnership Agreement, such property management fees may not exceed the lesser of (i) the fees charged by unaffiliated property managers in the same geographic area or (ii) 5% of the gross revenues of the managed property.

Issuance of Additional Shares

The Partnership Agreement provides that the General Partner may cause the Partnership to issue additional shares from time to time on such terms and conditions as it shall determine.

Liability of Partners and Shareholders

Under the Delaware Revised Uniform Limited Partnership Act (the "Delaware LP Act") and the terms of the Partnership Agreement, the General Partner will be liable to third parties for all general obligations of the Partnership to the extent not paid by the Partnership. However, the Partnership Agreement provides that the General Partner has no liability to the Partnership for any act or omission reasonably believed to be within the scope of authority conferred by the Partnership Agreement and in the best interest of the Partnership, provided that the course of conduct giving rise to the threatened, pending or completed claim, action or suit did not constitute fraud, bad faith, negligence, misconduct or a breach of its fiduciary obligations to the shareholders. Therefore, shareholders may have a more limited right of action against the General Partner than they would have absent those limitations in the Partnership Agreement. The Partnership Agreement also provides for indemnification of the General Partner and its affiliates by the Partnership for certain liabilities that the General Partner and its affiliates may incur under the Securities Act of 1933, as amended, and in dealings with the Partnership and third parties on behalf of the Partnership. To the extent that the provisions of the Partnership Agreement include indemnification for liabilities arising under the Securities Act of 1933, as amended, such provisions are, in the opinion of the SEC, against public policy and, therefore, unenforceable.

No shareholder will be personally liable for the debts, liabilities, contracts or any other obligations of the Partnership unless, in addition to the exercise of his rights and powers as a shareholder, he takes part in the control of the business of the Partnership. It should be noted, however, that the Delaware LP Act prohibits a limited partnership from making a distribution that causes the liabilities of the limited partnership to exceed the fair value of its assets. Any limited partner who receives a distribution knowing that the distribution was made in violation of this provision of the Delaware LP Act is liable to the limited partnership for the amount of the distribution. This provision of the Delaware LP Act probably applies to shareholders as well as to the sole limited partner of the Partnership. In any event, the Partnership Agreement provides that to the extent our sole limited partner is required to return any distributions or repay any amount by law or pursuant to the Partnership Agreement, each shareholder who has received any portion of such distributions is required to repay his proportionate share of such distribution to our sole limited partner immediately upon notice by the sole limited partner to such shareholder. Furthermore, the Partnership Agreement allows the General Partner to withhold future distributions to shareholders until the amount so withheld equals the amount required to be returned by the sole limited partner. Because shares are transferable, it is possible that distributions may be withheld from a shareholder who did not receive the distribution required to be returned.

Voting Rights

The Partnership Agreement provides that the sole limited partner will vote its limited partnership interests as directed by the shareholders. Accordingly, the shareholders, by vote of a majority in interest thereof, may:

(i)   amend the Partnership Agreement (provided that the concurrence of the General Partner is required for any amendment that modifies the compensation or distributions to which the General Partner is entitled or that affects the duties of the General Partner);

(ii) dissolve the Partnership;

(iii) remove the General Partner and consent to the admission of a successor general partner; or

(iv) terminate an agreement under which the General Partner provides goods and services to the Partnership.

In addition, without the consent of a majority in interest of the shareholders, the General Partner may not, among other things:

(i)   sell or otherwise dispose of all or substantially all of the assets of the Partnership in a single transaction (provided that the General Partner may sell the last property owned by the Partnership without such consent);

(ii) elect to dissolve the Partnership; or

(iii) admit an additional general partner.

The General Partner may at any time call a meeting of the shareholders, call for a vote without a meeting of the shareholders or otherwise solicit the consent of the shareholders and is required to call such a meeting or vote or solicit consents following receipt of a written request therefor signed by 10% or more in interest of the shareholders. The Partnership does not intend to hold annual or other periodic meetings of shareholders. Although the Partnership Agreement permits the consent of the shareholders to be given after the act is done with respect to which the consent is solicited, the General Partner does not intend to act without the prior consent of the shareholders, in such cases where consent of the shareholders is required, except in extraordinary circumstances where inaction may have a material adverse effect on the interest of the shareholders.

Reports

Within 120 days after the end of the fiscal year, the General Partner will distribute a report to shareholders that shall include (i) financial statements of the Partnership for such year that have been audited by the Partnership's independent public accountant, (ii) a report of the activities of the Partnership during such year and (iii) a statement (which need not be audited) showing distributions of Net Interest Income and Net Residual Proceeds. The annual report will also include a detailed statement of the amounts of fees and expense reimbursements paid to the General Partner and its affiliates by the Partnership during the fiscal year.

Within 60 days after the end of the first three quarters of each fiscal year, the General Partner will distribute a report that shall include (i) unaudited financial statements of the Partnership for such quarter, (ii) a report of the activities of the Partnership during such quarter and (iii) a statement showing distributions of Net Interest Income and Net Residual Proceeds during such quarter.

The Partnership will also provide shareholders with a report on Form K‑1 or other information required for federal and state income tax purposes within 75 days of the end of each year.

Removal or Withdrawal of the General Partner

The shareholders may, by vote of a majority in interest, remove the General Partner from the Partnership with or without cause and appoint a successor general partner. The General Partner may not withdraw voluntarily from the Partnership or sell, transfer or assign all or any portion of its interest in the Partnership unless a substitute general partner has been admitted in accordance with the terms of the Partnership Agreement. With the consent of a majority in interest of the shareholders, the General Partner may at any time designate one or more persons as additional general partners, provided that the interests of the shareholders in the Partnership are not reduced thereby. The designation must meet the conditions set out in the Partnership Agreement and comply with the provisions of the Delaware LP Act with respect to admission of an additional general partner. In addition to the requirement that the admission of a person as successor or additional general partner have the consent of the majority in interest of the shareholders, the Partnership Agreement requires, among other things, that (i) such person agree to and execute the Partnership Agreement and (ii) counsel for the Partnership or shareholders render an opinion that such person's admission is in accordance with the Delaware LP Act.

Effect of Removal, Bankruptcy, Dissolution or Withdrawal of the General Partner

In the event of a removal, bankruptcy, dissolution or withdrawal of the General Partner, it will cease to be the General Partner but will remain liable for obligations arising prior to the time it ceases to act in that role. The former General Partner's interest in the Partnership will be converted into a limited partner interest having the same rights to share in the allocations of income and losses of the Partnership and distributions of Net Interest Income, Net Residual Proceeds and cash distributions upon liquidation of the Partnership as it did as General Partner. Any successor general partner shall have the option, but not the obligation, to acquire all or a portion of the interest of the removed General Partner at its then fair market value. The Partnership Agreement bases the fair market value of the General Partner's interest on the present value of its future administrative fees and distributions of Net Interest Income plus any amount that would be paid to the removed General Partner upon an immediate liquidation of the Partnership. Any disputes over valuation would be settled by the successor general partner and removed General Partner through arbitration.

Amendments

In addition to amendments to the Partnership Agreement adopted by a majority in interest of the shareholders, the Partnership Agreement may be amended by the General Partner, without the consent of the shareholders, in certain limited respects if such amendments are not materially adverse to the interest of the shareholders. In addition, the General Partner is authorized to amend the Partnership Agreement to admit additional, substitute or successor partners into the Partnership if such admission is effected in accordance with the terms of the Partnership Agreement.

Dissolution and Liquidation

The Partnership will continue in full force and effect until December 31, 2050, unless terminated earlier as a result of:

(i) the passage of 90 days following the bankruptcy, dissolution, withdrawal or removal of a general partner who is at that time the sole general partner, unless all of the remaining partners (it being understood that for purposes of this provision the sole limited partner shall vote as directed by a majority in interest of the shareholders) agree in writing to continue the business of the Partnership and a successor general partner is designated within such 90‑day period;

(ii) the passage of 180 days after the repayment, sale or other disposition of all of the Partnership's investments and substantially all its other assets;

(iii) the election by a majority in interest of shareholders or by the General Partner (subject to the consent of a majority in interest of the shareholders) to dissolve the Partnership; or

(iv) any other event causing the dissolution of the Partnership under the laws of the State of Delaware.

Upon dissolution of the Partnership, its assets will be liquidated and after the payment of its obligations and the setting up of any reserves for contingencies that the General Partner considers necessary, any proceeds from the liquidation will be distributed as set forth under "-ALLOCATIONS AND DISTRIBUTIONS-DISTRIBUTIONS UPON LIQUIDATION" above.

Designation of Tax Matters Partner

The General Partner has been designated as the Partnership's "tax matters partner" for purposes of federal income tax audits pursuant to Section 6231 of the Internal Revenue Code and the regulations thereunder. Each shareholder agrees to execute any documents that may be necessary or appropriate to maintain such designation.

Tax Elections

Under the Partnership Agreement, the General Partner has the exclusive authority to make or revoke any tax elections on behalf of the Partnership.

Books and Records

The books and records of the Partnership shall be maintained at the office of the Partnership located at Suite 400, 1004 Farnam Street, Omaha, Nebraska 68102, and shall be available there during ordinary business hours for examination and copying by any shareholder or his duly authorized representative. The records of the Partnership will include a list of the names and addresses of all shareholders, and shareholders will have the right to secure, upon written request to the General Partner and payment of reasonable expenses in connection therewith, a list of the names and addresses of, and the number of shares held by, all shareholders.

Accounting Matters

The fiscal year of the Partnership will be the calendar year. The books and records of the Partnership shall be maintained on an accrual basis in accordance with generally accepted accounting principles.

Other Activities

The Partnership Agreement allows the General Partner and its affiliates to engage generally in other business ventures and provides that shareholders will have no rights with respect thereto by virtue of the Partnership Agreement. In addition, the Partnership Agreement provides that an affiliate of the General Partner may acquire and hold debt securities or other interests secured by a property that also secures a mortgage bond held by the Partnership, provided that such mortgage bond is not junior or subordinate to the interest held by such affiliate.

Derivative Actions

The Partnership Agreement provides that a shareholder may bring a derivative action on behalf of the Partnership to recover a judgment to the same extent as a limited partner has such rights under the Delaware LP Act. The Delaware LP Act provides for the right to bring a derivative action, although it authorizes only a partner of a partnership to bring such an action. There is no specific judicial or statutory authority governing the question of whether an assignee of a partner (such as a shareholder) has the right to bring a derivative action where a specific provision exists in the Partnership Agreement granting such rights. Furthermore, there is no express statutory authority for a limited partner's class action in Delaware, and whether a class action may be brought by shareholders to recover damages for breach of the General Partner's fiduciary duties in Delaware state courts is unclear.

DESCRIPTION OF THE SHARES

Beneficial Unit Certificates

Our shares are beneficial share certificates that represent assignments by the sole limited partner of its entire limited partner interest in the Partnership. Although shareholders will not be limited partners of the Partnership and have no right to be admitted as limited partners, they will be bound by the terms of the Partnership Agreement and will be entitled to the same economic benefits, including the same share of income, gains, losses, deductions, credits and cash distributions, as if they were limited partners of the Partnership.

A majority in interest of the shareholders (voting through the sole limited partner), without the concurrence of the General Partner, may, among other things, (i) amend the Partnership Agreement (with certain restrictions), (ii) approve or disapprove the sale of all or substantially all of the Partnership's assets in a single transaction (other than a transfer necessary to for a securitization of the Partnership's tax-exempt bonds or a sale of assets following dissolution of the Partnership), (iii) dissolve the Partnership or (iv) remove the General Partner and elect a replacement therefor. The General Partner may not dissolve the Partnership without the consent of a majority in interest of the shareholders.

Transfers

The shares will be issued in registered form only and, except as noted below, are freely transferable. The shares are listed on the NASDAQ Global Select Market under the symbol "ATAX."

A purchaser of shares will be recognized as a shareholder for all purposes on the books and records of the Partnership on the day on which the General Partner (or other transfer agent appointed by the General Partner) receives satisfactory evidence of the transfer of shares. All shareholder rights, including voting rights, rights to receive distributions and rights to receive reports, and all allocations in respect of shareholders, including allocations of income and expenses, will vest in, and be allocable to, shareholders as of the close of business on such day. American Stock Transfer & Trust Company, LLC, of New York, New York has been appointed by the General Partner to act as the registrar and transfer agent for the shares.

A transfer or assignment of 50% or more of the outstanding shares within a 12‑month period may terminate the Partnership for federal income tax purposes, which may result in adverse tax consequences to shareholders. In order to protect against such a termination, the Partnership Agreement permits the General Partner to suspend or defer any transfers or assignments of shares at any time after it determines that 45% or more of all shares may have been transferred (as defined by the federal income tax laws) within a 12‑month period and that the resulting termination of the Partnership for tax purposes would adversely affect the economic interests of the shareholders. Any deferred transfers will be effected (in chronological order to the extent practicable) on the first day of the next succeeding period in which transfers can be effected without causing a termination of the Partnership for tax purposes or any adverse effects from such termination, as the case may be.

In addition, the Partnership Agreement grants the General Partner the authority to take such action as it deems necessary or appropriate, including action with respect to the manner in which shares are being or may be transferred or traded, in order to preserve the status of the Partnership as a partnership for federal income tax purposes or to ensure that shareholders will be treated as limited partners for federal income tax purposes.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following summarizes U.S. federal income tax considerations with respect to the purchase, ownership and disposition of the shares. This summary is based on existing U.S. federal income tax law, consisting of the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Regulations thereunder, and judicial and administrative interpretations thereof, all of which is subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your personal circumstances or to certain types of investors subject to special treatment under the U.S. federal income tax laws (including financial institutions, insurance companies, broker‑dealers and, except to the extent discussed below, tax‑exempt entities, partnerships or other pass‑through entities and non-U.S. shareholders) and it does not discuss any aspects of state, local or foreign tax law. This discussion assumes that you will hold your shares as a "capital asset" (generally, property held for investment) under the Internal Revenue Code.

No ruling on the federal, state or local tax considerations relevant to the purchase, ownership and disposition of the Partnership's shares, or the statements or conclusions in this summary, has been or will be requested from the IRS or from any other tax authority, and a taxing authority, including the IRS, may not agree with the statements and conclusions expressed herein. The Partnership will receive an opinion from Barnes & Thornburg LLP, counsel to the Partnership, to the effect that, for U.S. federal income tax purposes, the Partnership should be treated as a partnership and the holders of shares should be subject to tax as partners of the Partnership. However, no assurance can be given that any opinion of counsel would be accepted by the IRS or, if challenged by the IRS, sustained in court. **We urge you to consult your own tax advisors about the specific tax consequences to you of purchasing, holding and disposing of our shares, including the application and effect of federal, state, local and foreign income and other tax laws**.

Income tax considerations relating to the Partnership and its shareholders.

Partnership Status. Under the "check‑the‑box" regulations promulgated by the IRS, absent an election to be treated as an association taxable as a corporation, an entity formed as a partnership such as the Partnership generally will be treated as a partnership for income tax purposes. The Partnership is a limited partnership under Delaware law and it will not file any election with the IRS to be treated as an association taxable as a corporation. Subject to the discussion below concerning Publicly Traded Partnerships under the heading "TREATMENT OF THE PARTNERSHIP AS A PUBLICLY TRADED PARTNERSHIP,", the Partnership should be treated as a partnership for federal income tax purposes and the holders of shares should be subject to tax as partners.

Because the Partnership will be treated as a partnership for income tax purposes, it will not be liable for any income tax. Rather, all items of the Partnership's income, gain, loss, deduction or tax credit will be allocated to its partners (including the shareholders), who will be subject to taxation on their distributive share thereof. Taxable income allocated by the Partnership to shareholders with respect to a taxable year may exceed the amount of cash distributed by the Partnership to shareholders for such year.

The Partnership is not intended to act as a "tax shelter" and will not register as such with the IRS.

Treatment of the Partnership as a Publicly Traded Partnership. The listing of our common shares on the NASDAQ causes us to be treated as a "publicly traded partnership" for U.S. federal income tax purposes. A publicly traded partnership is generally taxable as a corporation unless 90% or more of its annual gross income in each year is "qualifying" income which is defined as interest, dividends, real property rents, gains from the sale or other disposition of real property, gain from the sale or other disposition of capital assets held for the production of interest or dividends, and certain other items. In determining whether interest is treated as "qualifying income" under these rules, interest income derived from a "financial business" and income and gains derived by a "dealer" in securities is not treated as qualifying income. We believe at least 90% of our annual gross income in each prior year of our operations was qualifying income, and we intend to conduct our operations in a manner such that at least 90% of our gross income will constitute qualifying income. Furthermore, we do not believe that we are engaged in a financial business or are acting as a dealer, because we are acting strictly as a long-term investor with respect to our investments and we do not conduct bond origination activities. However, there is no clear guidance as to what constitutes a financial business for purposes of the publicly traded partnership regulations and it is possible that the IRS could assert that our activities constitute a financial business. If the IRS successfully asserted that we were involved in a financial business or were acting as a dealer, less than 90% of our income could be found to be qualifying income. In addition, in determining whether interest is treated as

qualifying income, interest income that is determined based upon the income or profits of any person is not treated as qualifying income. It is possible that the IRS could take the position that the contingent interest payable on some of our tax exempt bonds is determined based upon the income or profits (rather than the net cash flow) of the properties financed by these bonds and, accordingly, would not be qualifying interest. Since, in certain years, more than 10% of our interest income was in the form of such contingent interest, the IRS could take the position that we fail to qualify for the qualifying income exception to the publicly traded partnership rules and that we should be taxed as a corporation.

If for any reason less than 90% of our gross income constitutes qualifying income, items of income and deduction would not pass through to our shareholders and our shareholders would be treated for federal income tax purposes as shareholders in a corporation. We would be required to pay income tax at regular corporate rates on any portion of our net income that did not constitute tax‑exempt income. In addition, a portion of our tax‑exempt income may be included in determining our alternative minimum tax liability. To the extent we are required to pay income taxes, it will reduce the cash that we would otherwise have available for distributions. In addition, all distributions made by us to our shareholders would constitute dividend income taxable to such shareholders to the extent of our earnings and profits, which would include tax‑exempt income, as well as any taxable income we might have. In that case, shareholders could not treat any of these distributions as tax-exempt income and the Partnership could not deduct amounts paid as dividends from its gross income.

Taxation of the Partnership and Shareholders. A partnership is not subject to federal income tax. Assuming the Partnership is classified as a partnership for tax purposes and not a publicly traded partnership taxable as a corporation, the Partnership will not be subject to federal income tax and each shareholder will be required to report on its income tax return its distributive share of the Partnership's income, gain, loss, deduction and items of tax preference and will be subject to tax on its distributive share of the Partnership's taxable income, regardless of whether any portion of that income is, in fact, distributed to such shareholder in the shareholder's taxable year within which or with which the Partnership's taxable year ends. Thus, shareholders may be required to accrue income, without the current receipt of cash, if the Partnership does not make cash distributions while generating taxable income. Consequently, although it is not anticipated, a shareholder's tax liability with respect to its share of the Partnership's taxable income may exceed the cash actually distributed in a given taxable year. The Partnership currently uses the calendar year as its taxable year.

The Partnership will file a federal tax return on Form 1065 and will provide information as to each shareholder's distributive share of the Partnership's income, gain, loss, deduction and items of tax preference on a Schedule K‑1 supplied to such shareholder after the close of the fiscal year. In preparing such information, the Partnership will utilize various accounting and reporting conventions, some of which are discussed herein, to determine each shareholder's allocable share of income, gain, loss and deduction. There is no assurance that the use of such conventions will produce a result that conforms to the requirements of the Internal Revenue Code, temporary and proposed treasury regulations or IRS administrative pronouncements and there is no assurance that the IRS will not successfully contend that such conventions are impermissible. Any such contentions could result in substantial expenses to the Partnership and its shareholders as a result of contesting such contentions, as well as an increase in tax liability to shareholders as a result of adjustments to their allocable share of our income, gain, loss and deduction. See "—TAX RETURNS, AUDITS, INTEREST AND PENALTIES."

Capital Gain Upon Sale of Assets. The Partnership may, from time to time, sell, dispose of or otherwise be treated as disposing of, certain of its assets. Such sale or disposition may result in taxable capital gain.

Shareholder's Basis in Shares. Your adjusted basis in the Partnership's shares is relevant in determining the gain or loss on the sale or other disposition of shares and the tax consequences of a distribution from the Partnership. See "TREATMENT OF CASH DISTRIBUTIONS TO SHAREHOLDERS FROM THE PARTNERSHIP." In addition, you are entitled to deduct on your income tax return, subject to the limitations discussed below, your distributive share of the Partnership's net loss, if any, to the extent of your adjusted basis in your shares.

Your initial basis in your shares will be the purchase price for the shares, increased by your share of items of our income (including tax‑exempt interest) and gain, and reduced, but not below zero, by (a) your share of items of Company loss and deduction (including any nondeductible expenses), and (b) any cash distributions you receive from the Partnership.

Treatment of Cash Distributions to Shareholders from the Partnership. Cash distributions made to shareholders will generally be treated as a non‑taxable return of capital and will not generally increase or decrease your share of taxable income

or loss from the Partnership. A return of capital generally does not result in any recognition of gain or loss for federal income tax purposes but would reduce your adjusted basis in your shares. Distributions of cash in excess of your adjusted basis in your shares will result in the recognition of gain to the extent of such excess.

Limitations on Deductibility of Losses. In the event you are allocated losses, you generally will be entitled to deduct your distributive share of any losses of the Partnership to the extent of your tax basis of your shares at the end of the year in which such losses occur. However, shareholders who are individuals, trusts, estates, personal service companies and certain closely held C corporations may be subject to additional limitations on deducting losses of the Partnership.

Limitation on the Deductibility of Interest Expense. The Internal Revenue Code disallows any deduction for interest paid by any taxpayer on indebtedness incurred or continued for the purpose of purchasing or carrying a tax‑exempt obligation. A purpose to carry tax‑exempt obligations will be inferred whenever a taxpayer owns tax‑exempt obligations and has outstanding indebtedness which is neither directly connected with personal expenditures nor incurred in connection with the active conduct of a trade or business. The IRS may take the position that a shareholder's allocable portion of any interest paid by the Partnership on its borrowings, and any interest paid by a shareholder on indebtedness incurred to purchase shares, should be viewed in whole or in part as incurred to enable such shareholder to continue carrying such tax‑exempt obligations and, therefore, that the deduction of any such interest by such shareholder should be disallowed in whole or in part. To the extent the Partnership's borrowings describe above under "AMERICA FIRST TAX EXEMPT INVESTORS, L.P.—FINANCING ARRANGEMENTS" are deemed to be incurred by it for the purpose of financing its portfolio of tax-exempt mortgage revenue bonds, a shareholder's allocable portion of any interest paid by the Partnership on these borrowings will be disallowed.

In the absence of direct evidence linking debt with purchasing or carrying tax‑exempt obligations (for example, the tax‑exempt obligations secure the debt), there is an exception to the interest disallowance rule if the taxpayer holds only an insubstantial amount of tax‑exempt obligations. This exception does not apply to banks, certain other financial institutions, or dealers in tax‑exempt securities. However, to the extent that an investor's debt would be allocated to purchasing or carrying its shares, such shares should only be treated as tax‑exempt obligations for purposes of the interest disallowance rule in the same proportion as the assets of the Partnership comprise tax‑exempt obligations (based on their adjusted tax basis or perhaps capital account value). The Partnership will report to shareholders at the end of each year the average percentage of its assets (based on adjusted tax basis and capital account value) that were invested in obligations believed to be tax‑exempt each year. It is uncertain whether an annual average or more frequent adjustments should be used.

Assuming interest on indebtedness is otherwise deductible, the deductibility of a non‑corporate taxpayer's "investment interest" expense is further limited to the amount of such taxpayer's "net investment income."

Allocation of Income, Gain, Loss and Deduction. In preparing the Partnership's tax returns, and in determining the shareholders' allocable share of the Partnership's items of income, gain, loss and deduction, the Partnership will utilize various accounting and reporting conventions, some of which are discussed herein. There is no assurance that the use of such conventions will produce a result that conforms to the requirements of the Internal Revenue Code, temporary and proposed treasury regulations or IRS administrative pronouncements and there is no assurance that the IRS will not successfully challenge the Partnership's use of such conventions.

The Partnership generally allocates each item of its income, gain, loss or deduction among the General Partner and shareholders in accordance with their respective percentage interests in the Partnership. However, the Partnership will make certain special allocations in connection with the issuance of new Partnership shares in accordance with the principles of Section 704(c) of the Internal Revenue Code. Upon the issuance of additional shares, including shares issued in this offering, the Partnership expects that it will restate the "book" capital accounts of the existing shareholders under applicable Treasury Regulations in order to reflect the fair market value of the Partnership's assets at the time additional shares are issued. This restatement of the existing shareholders' book capital accounts measures any gain or loss inherent in Partnership assets at the time new shareholders are admitted to the Partnership. Section 704(c) requires the Partnership to specially allocate certain items of gain or loss among the shareholders in order to eliminate differences between their book capital accounts (which now reflect the fair market value of Partnership property on the date the new shares are issued) and their tax capital accounts (which reflect the Partnership's tax basis in these assets). The effect of the allocations under Section 704(c) to a shareholder purchasing shares in the offering will be essentially the same as if the tax basis of our assets were equal to the fair market value of our assets at the time of the offering.

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Effects of a Section 754 Election. The Partnership has made the election permitted by Section 754 of the Internal Revenue Code. This election is irrevocable without the consent of the IRS. As discussed below, the election generally permits the Partnership to adjust the tax basis of certain of its assets to reflect the purchase prices paid by purchasers of shares from existing shareholders. Generally, when shares are purchased from an existing shareholder (rather than being acquired directly from the Partnership, such as in an offering), the purchaser's tax basis in those shares (referred to as the purchaser's "outside basis") initially will equal the purchase price he or she paid for the shares. However, the purchaser's outside basis does not necessarily reflect his or her proportionate share of the Partnership's tax basis in its assets (referred to as the purchaser's "inside basis") at the time of purchase, and this difference may have tax consequences to the purchaser. Because the Partnership has made a Section 754 election, the Partnership will make an adjustment under Section 743(b) of the Internal Revenue Code to a share purchaser's "inside basis" in the Partnership's assets so that those assets reflect the price such purchaser paid for his or her shares. As a result, a purchaser of shares will have an inside basis in our assets consisting of (1) such shareholder's share of our tax basis in our assets at the time of the purchase of shares ("common basis") and (2) such shareholder's Section 743(b) adjustment to that basis. The Section 743(b) adjustment affects only the inside basis of the share purchaser's portion of Partnership assets and does not affect other shareholders.

A basis adjustment is required under Section 743(b) regardless of whether a Section 754 election is made if shares are transferred at a time when the Partnership has a substantial built-in loss in its assets immediately after the transfer, or if the Partnership distributes property and has a substantial basis reduction. Generally a built-in loss or a basis reduction is substantial if it exceeds $250,000.

A Section 743(b) basis adjustment is advantageous to a purchaser of shares if the purchaser's outside basis in his or her shares is higher than such purchaser's inside basis. In that case, as a result of the election, the purchaser would, among other things, be allocated a greater amount of depreciation and amortization deductions (assuming the Partnership has depreciable or amortizable assets) and his or her allocable share of any gain on a sale of Partnership assets would be less than it would be absent such adjustment. Conversely, a Section 743(b) basis adjustment is disadvantageous to a purchaser of shares if the purchaser's outside basis in his or her shares is lower than such purchaser's inside basis because it would cause such purchaser to be allocated a lesser amount of the Partnership's depreciation and amortization deductions and his or her allocable share of any gain on a sale of Partnership assets would be greater than it would be absent such adjustment.

The allocation of any Section 743(b) adjustment among the Partnership's assets must be made in accordance with the Internal Revenue Code, but will involve a number of assumptions and the application of judgment by the General Partner. Accordingly, the IRS could challenge some of these allocations and, for example, seek to allocate some or all of any Section 743 (b) adjustment from tangible assets that may be amortized or depreciated to goodwill or other asset classes that are either nonamortizable or amortizable over a longer period of time. We cannot assure you that the determinations the Partnership makes will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in the opinion of the General Partner, the expense of compliance exceed the benefit of the election, the General Partner may seek permission from the IRS to revoke the Partnership's Section 754 election. If permission is granted, a subsequent purchaser of shares may be allocated more income than he or she would have been allocated had the election not been revoked.

Furthermore, strict adherence to Treasury Regulations in making certain Section 743(b) adjustments could result in tax differences among shareholders that adversely affect the continued uniformity of the tax characteristics of shares. As a result, the General Partner has adopted certain 743(b) adjustment methods or conventions that are designed to preserve the uniformity of shares, but that may be inconsistent with certain Treasury Regulations. Please see "—UNIFORMITY OF SHARES," below. Barnes & Thornburg LLP is unable to opine as to the validity of these methods and conventions because there is no clear authority on these issues. If the IRS successfully challenged any method used by the General Partner for making the Section 743(b) adjustments, the uniformity of shares might be affected, and the gain or loss realized by a shareholder from the sale of shares might be affected.

Uniformity of Shares. Because shares trade in the public market and many shares are held in street name by banks, brokers and other nominees, the Partnership cannot match transferors and transferees of shares. As a result, we must maintain uniformity of the economic and tax characteristics of the shares to a purchaser of shares. In the absence of uniformity, the Partnership may be unable to completely comply with a number of federal income tax requirements under the Internal Revenue Code and the Treasury Regulations. A lack of uniformity can result from a literal application of Treasury Regulations pertaining

to the Partnership's method of depreciating or amortizing its Section 743(b) adjustments or from a determination that certain curative allocations designed to prevent the application of Treasury Regulation "ceiling limitations" as it attempts to eliminate book and tax disparities are unreasonable.

The Partnership has adopted reasonable Section 743(b) adjustment methods and other conventions to preserve the uniformity of the intrinsic tax characteristics of shares, none of which should have a material adverse effect on the shareholders. Barnes & Thornburg LLP has not opined on the validity of any of these positions. The IRS may challenge any method of accounting for the Section 743(b) adjustment or other methods or conventions adopted by the Partnership. If any such challenge were sustained, the uniformity of shares, and the resulting gain or loss from the sale of those shares, might be affected

Disposition of Shares. There are a number of federal income tax considerations arising from the sale of shares including:

Recognition of Gain or Loss. Taxable gain or loss will be recognized on a sale or other disposition of shares equal to the difference between the amount realized by the selling shareholder and his or her tax basis in the shares sold. The amount realized by a shareholder from the sale of shares will be measured by the sum of the cash or the fair market value of other property received by such selling shareholder plus his or her share of the Partnership's nonrecourse liabilities, if any, attributable to the shares sold. Gain or loss recognized by a shareholder, other than a "dealer" in shares, on the sale or exchange of shares held for one year or less will generally be taxable as a short-term capital gain or loss.

Gain or loss recognized by a shareholder, other than a "dealer" in shares, on the sale or exchange of shares held for more than one year will generally be taxable as a long-term capital gain or loss.

Allocations Between Transferors and Transferees. In general, taxable income or loss will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the shareholders, in proportion to the number of shares beneficially owned by each of them as of the closing of trading on the last business day of a month. However, gain or loss realized on a sale or other disposition of Partnership assets other than in the ordinary course of business will be allocated among the shareholders beneficially owning shares as of the closing of trading on the last business day of a month in which that gain or loss is recognized. As a result, a shareholder acquiring shares may be allocated income, gain, loss and deduction realized prior to the date of transfer. The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Barnes & Thornburg LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee shareholders. The General Partner uses this method because it is not administratively feasible to make these allocations on a more frequent basis. If this method is not allowed under the Treasury Regulations or only applies to transfers of less than all of the shareholder's interest, the Partnership's taxable income or losses might be reallocated among the shareholders. The General Partner is authorized to revise the method of allocation between transferor and transferee shareholders, as well as shareholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A shareholder who owns shares at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Constructive Termination. The Partnership will be considered to have been terminated for tax purposes if there is a sale or exchange of 50% or more of the total interests in its capital and profits within a twelve-month period. A constructive termination results in the closing of the Partnership's taxable year for all shareholders. In the case of a shareholder reporting on a taxable year other than a taxable year ending December 31, the closing of the Partnership's taxable year may result in more than twelve months of taxable income or loss being includable in such shareholder's taxable income for the year of termination. The Partnership would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code. A termination could also result in penalties if the Partnership was unable to determine that the termination had occurred. The Partnership Agreement contains a provision that is designed to prevent transfers of shares that would result in a tax termination of the Partnership, but there is no assurance that it would actually prevent a tax termination from occurring.

Partnership Expenses. The Partnership has incurred or will incur various expenses in connection with its ongoing administration and operation. Payment for services generally is deductible if the payments are ordinary and necessary expenses, are reasonable in amount and are for services performed during the taxable year in which paid or accrued. The Partnership

anticipates that a substantial portion of its ordinary expenses will be allocable to tax‑exempt interest income. The Internal Revenue Code prohibits the deduction of any expense otherwise allowable under Code Section 212 which is allocable to tax‑exempt interest income. The Partnership allocates its expenses in proportion to the amount of tax‑exempt income and taxable income that it receives. Shareholders generally will not be permitted to deduct the portion of the Partnership's expenses related to tax‑exempt income in calculating their federal income tax liability. Borrowers pay certain fees they incur in connection with obtaining financing from the Partnership directly to the General Partner. The Partnership treats these fees as earned directly by the General Partner for services it renders to the borrowers. It is possible that the IRS could contend such fees should be treated as additional taxable income to the Partnership and additional expense. If such position were asserted and upheld, it would result in the Partnership recognizing additional taxable income, but all or a substantial portion of the additional expense would be disallowed. In addition, depending on the amount of such income relative to the Partnership's other income, it could result in the Partnership being treated as a publicly traded partnership taxable as a corporation.

The IRS may not agree with the Partnership's determinations as to the deductibility of fees and expenses and might require that certain expenses be capitalized and amortized or depreciated over a period of years. If all or a portion of such deductions were to be disallowed, on the basis that some of the foregoing expenses are non‑deductible syndication fees or otherwise, the Partnership's taxable income would be increased or its losses would be reduced.

Treatment of Syndication Expenses. Except as discussed below, neither the Partnership nor any shareholder is permitted to deduct, for federal income tax purposes, amounts paid or incurred to sell or market shares in the Partnership ("syndication expenses"). The determination as to whether or not expenses are syndication expenses is a factual determination which will initially be made by the Partnership. The IRS could challenge the Partnership's determination expenses are not syndication expenses.

Backup Withholding. Distributions to shareholders whose shares are held on their behalf by a "broker" may constitute "reportable payments" under the federal income tax rules regarding "backup withholding." Backup withholding, however, would apply only if the shareholder (i) failed to furnish its Social Security number or other taxpayer identification number of the person subject to the backup withholding requirement (e.g., the broker) or (ii) furnished an incorrect Social Security number or taxpayer identification number. If "backup withholding" were applicable to a shareholder, the Partnership would be required to withhold 28% of each distribution to such shareholder and to pay such amount to the IRS on behalf of such shareholder.

Issuance of Additional Shares. The Partnership may issue new shares to additional investors to finance the acquisition of additional investments. On any issuance of additional shares, the Partnership expects that it will adjust the capital accounts of the existing shareholders for capital account maintenance purposes under applicable Treasury Regulations in order to reflect a revaluation of the Partnership's assets (based on their then fair market value, net of liabilities to which they are then subject).

Tax Returns, Audits, Interest and Penalties. After the end of the calendar year, the Partnership will supply Schedule K‑1 to IRS Form 1065 to each shareholder of record as of the last day of each month during the year. The Partnership is not obligated to provide tax information to persons who are not shareholders of record.

State, Local and Foreign Income Taxes. In addition to the U.S. federal income tax consequences described above, shareholders should consider potential state, local and foreign tax consequences of an investment in the Partnership and are urged to consult their individual tax advisors in this regard. The rules of some states, localities and foreign jurisdictions for computing and/or reporting taxable income may differ from the federal rules. Interest income that is tax‑exempt for federal purposes is generally subject to state taxes, except in the state in which the property securing the Partnership's investment and the bond issuer are located. All the bonds and interest income thereon may be subject to taxation by localities and foreign jurisdictions. An investment in the Partnership's shares could also require shareholders to file tax returns in various jurisdictions, although the Partnership is not aware of any current filing obligations.

Under the tax laws of certain states, the Partnership may be subject to state income or franchise tax or other taxes applicable to the Partnership. Such taxes may decrease the amount of distributions available to shareholders. Shareholders are advised to consult with their tax advisors concerning the tax treatment of the Partnership, and the effects under the tax laws of the states applicable to the Partnership and its shareholders.

Tax-Exempt Shareholders. A shareholder that is a tax-exempt organization for U.S. federal income tax purposes and, therefore, generally exempt from U.S. federal income taxation, may nevertheless be subject to "unrelated business income tax" to the extent, if any, that its allocable share of our income consists of "unrelated business taxable income," or UBTI. A tax-exempt partner in a partnership (or an entity treated as a partnership for U.S. federal income tax purposes) that regularly engages in a trade or business which is unrelated to the exempt function of the tax-exempt partner must include in computing its UBTI, its pro rata share (whether or not distributed) of such partnership's gross income derived from such unrelated trade or business. Moreover, such tax-exempt partner could be treated as earning UBTI to the extent that such entity derives from the partnership income from "debt-financed property," or if the partnership interest itself is debt financed. Debt-financed property means property held to produce income with respect to which there is "acquisition indebtedness" (i.e., indebtedness incurred in acquiring or holding property).

We expect that we will incur "acquisition indebtedness" with respect to certain of our assets. To the extent we recognize taxable income in the form of interest from debt securities with respect to which there is "acquisition indebtedness" during a taxable year, the percentage of such income that will be treated as UBTI generally will be equal to the amount of such income times a fraction, the numerator of which is the "average acquisition indebtedness" incurred with respect to the securities, and the denominator of which is the "average amount of the adjusted basis" of the securities during the period such securities are held by us during the taxable year. To the extent we recognize gain from disposition of securities with respect to which there is "acquisition indebtedness," the portion of the gain that will be treated as UBTI will be equal to the amount of the gain times a fraction, the numerator of which is the highest amount of the "acquisition indebtedness" with respect to the securities during the twelve-month period ending with the date of their disposition, and the denominator of which is the "average amount of the adjusted basis" of the securities during the period such securities are held by us during the taxable year. In addition, tax-exempt U.S. shareholders may be subject to the AMT with respect to income we receive from any of our debt-financed tax-exempt bonds.

Because we expect to incur "acquisition indebtedness" with respect to certain of our assets, we expect that tax-exempt shareholders will recognize a significant amount of "unrelated business taxable income" as a result of an investment in our shares. Accordingly, prospective purchasers who are tax-exempt organizations are urged to consult their tax advisors concerning the possible U.S. federal, state, local, and non-U.S. tax consequences arising from an investment in our shares.

Partnerships. If an entity or arrangement which is treated as a partnership for U.S. federal income tax purposes is a shareholder, the U.S. federal income tax treatment of a partner in such partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. A partner of a partnership that is a shareholder should consult its tax advisor regarding the U.S. federal income tax consequences to the partner of the acquisition, ownership and disposition of our shares.

Non-U.S. Shareholders. Whether an investment in our shares is appropriate for a non-U.S. person will depend upon that person's particular circumstances. An investment in our shares by a non-U.S. person may have adverse U.S. federal, state and / or local tax consequences for such non-U.S. person. Non-U.S. persons should consult their tax advisors before investing in our shares.

For purposes of the following discussion, a "non-U.S. shareholder" is a beneficial owner of our shares that is neither (i) an individual that is a citizen or resident of the United States, (ii) a corporation (or other entity taxable as a corporation) created or organized under the laws of the United States or any state thereof or the District of Columbia, (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, nor (iv) a trust (a) the administration over which a U.S. court can exercise primary supervision and (b) all of the substantial decisions of which one or more U.S. persons have the authority to control.

Non-U.S. shareholders generally will be subject to withholding of U.S. federal income tax at a 30% rate on their allocable shares of the gross amount of our dividend income, any taxable interest income, rental income, and any other fixed or determinable annual or periodical income received from sources within the United States that is not treated as effectively connected with a trade or business within the United States. The 30% rate may be reduced or eliminated under the provisions of an applicable income tax treaty between the United States and the country in which a non-U.S. shareholder resides or is organized, provided the non-U.S. shareholder provides the applicable withholding agent with the required certification (generally, on IRS Form W8-BEN). Under the "portfolio interest exemption," the 30% withholding tax does not apply to certain interest income from obligations

of U.S. persons allocable to certain non-U.S. shareholders (provided certain requirements are met and the required certification is made by the non-U.S. shareholder). In general, the "portfolio interest exception" does not apply to contingent interest. Moreover, a non-U.S. shareholder generally will not be subject to U.S. federal income tax on its allocable share of our capital gains unless (i) such gains are effectively connected with the conduct of a U.S. trade or business of such non-U.S. shareholders (and, if an income tax treaty is applicable, such gains are not attributable to a permanent establishment in the United States maintained by such non-U.S. shareholder) or (ii) such non-U.S. shareholder is an individual who is present in the United States for 183 or more days during the taxable year and satisfies certain other conditions. In general, gains from U.S. real property interests (including certain rights to contingent interest) are deemed effectively connected with a U.S. trade or business.

Non-U.S. shareholders treated as engaged in a U.S. trade or business are generally subject to U.S. federal income tax at the graduated rates applicable to U.S. persons on their net income which is considered to be effectively connected with such U.S. trade or business. Non-U.S. shareholders that are corporations may also be subject to a 30% branch profits tax on such effectively connected income. The 30% rate applicable to branch profits may be reduced or eliminated under the provisions of an applicable income tax treaty between the United States and the country in which the non-U.S. person resides or is organized.

We expect that our method of operation will result in us generating income treated (or deemed treated) as effectively connected with the conduct of a U.S. trade or business with respect to non-U.S. shareholders. If a non-U.S. shareholder were treated as being engaged in a U.S. trade or business in any year because an investment in our shares in such year constituted a U.S. trade or business, such non-U.S. shareholder generally would be required to (i) file a U.S. federal income tax return for such year reporting its allocable share, if any, of our income or loss effectively connected with such trade or business and (ii) pay U.S. federal income tax at regular U.S. tax rates on any such income. Moreover, a corporate non-U.S. shareholder generally would be subject to a U.S. branch profits tax on its allocable share of our effectively connected income. In addition, a non-U.S. shareholder would be subject to withholding at the highest applicable rate with respect to such non-U.S. shareholder's allocable share of our effectively connected income. Any amount so withheld would be creditable against such non-U.S. shareholder's U.S. federal income tax liability, and such non-U.S. shareholder could claim a refund to the extent that the amount withheld exceeded such non-U.S. shareholder's U.S. federal income tax liability for the taxable year. Finally, if we are engaged in a U.S. trade or business, a portion of any gain recognized by a non-U.S. shareholder on the sale or exchange of its shares may be treated for U.S. federal income tax purposes as effectively connected income, and hence such non-U.S. shareholder may be subject to U.S. federal income tax on the sale or exchange. To the extent our income is treated as effectively connected income, it may also be treated as non-qualifying income for purposes of the qualifying income exception discussed above under "- TREATMENT OF PARTNERSHIP AS A PUBLICLY TRADED PARTNERSHIP."

In general, different rules from those described above apply in the case of non-U.S. shareholders subject to special treatment under U.S. federal income tax law, including a non-U.S. shareholder (i) that has an office or fixed place of business in the United States or is otherwise carrying on a U.S. trade or business; (ii) who is an individual present in the United States for 183 or more days or has a "tax home" in the United States for U.S. federal income tax purposes; or (iii) who is a former citizen or resident of the United States.

Prospective purchasers who are non-U.S. persons are urged to consult their tax advisors with regard to the U.S. federal income tax consequences to them of acquiring, holding and disposing of the shares, as well as the effects of state, local, and non-U.S. tax laws.

Additional Withholding Requirements. Under the Foreign Account Tax Compliance Act ("FATCA") enacted as part of the Hiring Incentives to Restore Employment Act, as well as guidance in the form of regulations and other administrative guidance, the relevant withholding agent may be required to withhold 30% of any interest, dividends, and other fixed or determinable annual or periodical gains, profits, and income from sources within the United States paid after June 30, 2014 or gross proceeds from the sale of any property of a type which can produce interest or dividends from sources within the United States paid after December 31, 2016 to (i) a foreign financial institution (for which purposes includes foreign broker-dealers, clearing organizations, investment companies, hedge funds, and certain other investment entities) unless such foreign financial institution agrees to verify, report, and disclose its U.S. accountholders and meets certain other specified requirements or (ii) a non-financial foreign entity that is a beneficial owner of the payment unless such entity certifies that it does not have any substantial U.S. owners or provides the name, address, and taxpayer identification number of each substantial U.S. owner and such entity meets certain other specified requirements or otherwise qualifies for an exemption from this withholding. If withholding is required under FATCA on a payment, investors that otherwise would not be subject to withholding (or that

otherwise would be entitled to a reduced rate of withholding) on such payment generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction (provided that such benefit is available). Prospective investors should consult their own tax advisors regarding the effect, if any, of FATCA on their ownership and disposition of our shares.

Health Care and Reconciliation Act of 2010. On March 30, 2010, the President signed into law the Health Care and Education Reconciliation Act of 2010, or the Reconciliation Act. The Reconciliation Act will require certain U.S. holders who are individuals, estates, or trusts and whose income exceeds certain thresholds to pay a 3.8% Medicare tax. This tax will apply for taxable years beginning after December 31, 2012. The Medicare tax will apply to, among other things, interest, dividends, and other income derived from certain trades or businesses and net gains from the sale or other disposition of certain interests in a partnership, subject to certain exceptions. Some or all of our income may be the type of income that is subject to the Medicare tax, and any gain from the disposition of our shares will be the type of gain that is subject to the tax. Prospective investors should consult their tax advisors regarding the effect, if any, of the Reconciliation Act on their ownership and disposition of our shares.

Income tax considerations relating to the Partnership's tax-exempt mortgage revenue bonds.

Tax Exemption of our Revenue Bonds. The Partnership invests primarily in tax‑exempt mortgage revenue bonds issued for the purpose of providing construction and/or permanent financing for multifamily housing projects in which a portion of the rental units are made available to persons of low or moderate income. On the date of original issuance or reissuance of each tax-exempt mortgage revenue bond, nationally recognized bond counsel or special tax counsel rendered its opinion to the effect that based on the law in effect on the date of original issuance or reissuance, interest on such revenue bonds is excludable from gross income of the bondholder for federal income tax purposes, except with respect to any revenue bond (other than a revenue bond the proceeds of which are loaned to a charitable organization described in Section 501(c)(3) of the Internal Revenue Code) during any period in which it is held by a "substantial user" of the property financed with the proceeds of such revenue bonds or a "related person" of such a "substantial user" each as defined in the Internal Revenue Code. In the case of contingent interest bonds, such opinion assumes, in certain cases in reliance on another unqualified opinion, that such contingent interest bond constitutes debt for federal income tax purposes. See "Treatment of Revenue Bonds as Equity," below. However, an opinion of or advice from counsel has no binding effect, and no assurances can be given that the conclusions reached will not be contested by the IRS or, if contested, will be sustained by a court. We will contest any adverse determination by the IRS on these issues.

In the case of revenue bonds which, subsequent to their original issuance, have been reissued for federal tax purposes, nationally recognized bond counsel or special tax counsel has delivered opinions to the effect that interest on the reissued revenue bond is excludable from gross income of the bond holder for federal income tax purposes from the date of reissuance or, in some cases, to the effect that the reissuance did not adversely affect the excludability of interest on the revenue bonds from the gross income of the holders thereof. The reissuance of a revenue bond generally does not, in and of itself, cause the interest on such revenue bond to be includable in the gross income of the holder thereof for federal income tax purposes. However, if a revenue bond is treated as reissued and the appropriate federal tax information return, a Form 8038, has not been timely filed or a late filing has not been accepted by the IRS, interest on such revenue bond could be includable in the gross income of the holder thereof for federal income tax purposes from and after the reissuance date. In addition, if a contingent interest revenue bond is treated as reissued, there can be no assurance that such revenue bond would continue to be characterized as debt, as described below, insofar as the facts and circumstances underlying such characterization may have changed. Furthermore, pursuant to regulations generally effective as of June 30, 1993, if an issue of revenue bonds is treated as reissued within six months of the transfer of the project financed by such issue of revenue bonds by the owner of such project to an unrelated party, the interest on such revenue bonds could become includable in gross income for purposes of federal income taxation. In addition, if a contingent interest revenue bond is reissued after August 13, 1996, the reissued revenue bond is or would become subject to certain regulations concerning contingent payments, which could cause some or all of the interest payable on such contingent interest revenue bond to become includable in gross income of the holder thereof for federal income tax purposes, unless such contingent interest revenue bond is modified at the time of reissuance to comply with the contingent payment regulations. Furthermore, there can be no assurance that the IRS will not treat certain of the modifications of the contingent interest bonds as resulting in a reissuance on a date other than the date on which counsel determined that a reissuance had occurred in its unqualified opinions, in which case such revenue bonds may suffer adverse tax consequences, as more fully described above, and such bond would not have the benefit of an opinion that interest on such bond is excludable from gross income for federal income tax purposes.

The Internal Revenue Code establishes certain requirements which must be met subsequent to the issuance and delivery of tax‑exempt revenue bonds for interest on such revenue bonds to remain excludable from gross income for federal income tax purposes. Among these continuing requirements are restrictions on the investment and use of the revenue bond proceeds and, for revenue bonds the proceeds of which are loaned to a charitable organization described in Section 501(c)(3) of the Internal Revenue Code, the continued tax exempt status of such borrower. In addition, the continuing requirements include tenant income restrictions, regulatory agreement compliance reporting requirements, use of proceeds restrictions and compliance with rules pertaining to arbitrage. Each issuer of the revenue bonds, as well as each of the underlying borrowers, has covenanted to comply with certain procedures and guidelines designed to ensure satisfaction with the continuing requirements of the Internal Revenue Code. Failure to comply with these continuing requirements of the Internal Revenue Code may cause the interest on such bonds to be includable in gross income for federal income tax purposes retroactively to the date of issuance, regardless of when such noncompliance occurs.

Treatment of Revenue Bonds as Equity. Payment of a portion of the interest accruing on our contingent interest bonds depends in part upon the net cash flow from, or net proceeds upon sale of, the property securing our investment financed by such revenue bond. We received opinions of counsel with respect to each of our interest bonds to the effect that based upon assumptions described in such opinions, which assumptions included the fair market value of the respective properties upon completion and economic projections and guarantees, the contingent interest bonds should be treated for federal tax purposes as representing debt. In certain instances, opinions rendered by bond counsel provided that the characterization of the bonds as debt was not free from doubt and that all or a portion of the interest on such bonds, including contingent interest and deferred interest, may not be treated as interest for state and federal law but that it is more likely than not that such interest is interest for state and federal law purpose or otherwise similarly limited. The implicit corollary of all of these opinions is that the contingent interest bonds do not constitute the following: (i) an equity interest in the underlying borrower; (ii) an equity interest in a venture between the underlying borrower and us; or (iii) an ownership interest in the properties securing our investments. Although we assume the continuing correctness of these opinions, and will treat all interest received with respect to these bonds as tax‑exempt income, there can be no assurance that such assumptions are correct, such treatment would not be challenged by the IRS, or intervening facts and circumstances have changed the assumptions and basis for providing such opinions. An issue may arise as to whether the relationship between us and the respective obligors is that of debtor and creditor or whether we are engaged in a partnership or joint venture with the respective obligors. If the IRS were to determine that one or more of the contingent interest bonds represented or contained an equity investment in the respective property securing our investment because of this feature, all or part of the interest on such contingent interest bond could be viewed as a taxable return on such investment and would not qualify as tax‑exempt interest for federal income tax purposes. To our knowledge, neither the characterization of the contingent interest bonds as debt nor the characterization of the interest thereon as interest excludable from gross income of the holders thereof has been challenged by the IRS in any judicial or regulatory proceeding.

"Substantial User" Limitation. Interest on a revenue bond owned by us will not be excluded from gross income during any period in which we are a "substantial user" of the facilities financed with the proceeds of such revenue bond or a "related person" to a "substantial user." We have received advice from our counsel with respect to our revenue bonds to the effect that we are not a "substantial user" of any facilities financed with the proceeds of such bonds or a "related person" thereto. A "substantial user" generally includes any underlying borrower and any person or entity that uses the financed facilities on other than a de minimis basis. We would be a "related person" to a "substantial user" for this purpose if, among other things, (i) the same person or entity owned more than a 50% interest in both us and in the ownership of the facilities financed with the proceeds of a bond owned by us, or (ii) if we owned a partnership or similar equity interest in the owner of a property financed with the proceeds of a bond. Additionally, a determination that we are a partner or a joint venturer with a mortgagor involving an equity interest, as described above under "TREATMENT OF REVENUE BONDS AS EQUITY," could cause us to be treated as a "substantial user" of the properties securing our investments. In the event that the ownership entity which owns a property securing our investment financed with the proceeds of a revenue bond owned by us were to acquire shares of us, the IRS, if it became aware of such ownership, could take the position that the substantial user and related person rules require that the interest income on such revenue bond allocable to all of our investors, including the holders of the shares, be included in gross income for federal income tax purposes. Barnes & Thornburg LLP has advised us that in its opinion such a result is not supported by the Internal Revenue Code and treasury regulations; however, there can be no assurance that the IRS would not take such a position.

Alternative Minimum Tax. Interest on many of the tax-exempt mortgage revenue bonds held by the Partnership will be treated as an item of tax preference for purposes of the Alternative Minimum Tax. To the extent interest on any of the

Partnership's tax-exempt mortgage revenue bonds is an item of tax preference, a portion of the income allocable to a shareholder also will be a tax preference item. This preference item may be reduced, but not below zero, by interest expense and other expenses that could not be deducted for regular tax purposes because the expenses were related to tax‑exempt income generated by such preference bonds. To the extent interest on any of the revenue bonds owned by the Partnership is not a tax preference item, any corporation subject to the Alternative Minimum Tax must nevertheless take such tax‑exempt interest into account in determining its adjusted current earnings for purposes of computing its Alternative Minimum Tax liability. The 2008 Housing Act exempted newly issued tax-exempt private activity bonds from Alternative Minimum Tax.

Other U.S. Federal Income Tax Considerations. The Internal Revenue Code contains certain provisions that could result in other tax consequences as a result of the ownership of tax-exempt mortgage revenue bonds by the Partnership or the inclusion in certain computations including, without limitation, those related to the corporate Alternative Minimum Tax, of interest that is excluded from gross income.

Ownership of tax‑exempt obligations by the Partnership may result in collateral tax consequences to certain taxpayers, including, without limitation, financial institutions, property and casualty insurance companies, certain foreign corporations doing business in the United States, certain S corporations with excess passive income, individual recipients of social security or railroad retirement benefits and individuals otherwise eligible for the earned income credit. Prospective purchasers of the Partnership's shares should consult their own tax advisors as to the applicability of any such collateral consequences.

THE FOREGOING SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND DOES NOT ADDRESS THE CIRCUMSTANCES OF ANY PARTICULAR SHAREHOLDER. YOU SHOULD CONSULT YOUR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE PARTNERSHIP'S SHARES, INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS.

ERISA CONSIDERATIONS

The Employee Retirement Income Security Act of 1974, as amended, or ERISA, and the Internal Revenue Code impose restrictions on (a) employee benefit plans (as defined in Section 3(3) of ERISA); (b) plans described in Section 4975(e)(1) of the Internal Revenue Code, including individual retirement accounts or Keogh plans; (c) any entities whose underlying assets include plan assets by reason of a plan's investment in such entities (each item described in (a), (b) or (c) being a "plan"; and (d) persons who have specified relationships to those plans, i.e., "parties-in-interest" under ERISA, and "disqualified persons" under the Internal Revenue Code. ERISA also imposes certain duties on persons who are fiduciaries of plans subject to ERISA and prohibits certain transactions between a plan and parties-in-interest or disqualified persons with respect to such plans. Certain federal, state, local, and non-U.S. or other laws or regulations that are similar to the relevant provisions of ERISA or the Internal Revenue Code ("Similar Laws") may also impose restrictions on employee benefit plans and/or persons who are fiduciaries of plans subject to the Similar Laws.

The Acquisition and Holding of Our Shares

An investment in our shares by a plan that has a relationship as "parties-in-interest" or "disqualified persons" could be deemed to constitute a transaction prohibited under Title I of ERISA or Section 4975 of the Internal Revenue Code (e.g., the indirect transfer to or use by party-in-interest or disqualified person of assets of a plan). Such transactions may, however, be subject to one or more statutory or administrative exemptions such as a prohibited transaction class exemption (a 'PTCE") including, for example, PTCE 90-1, which exempts certain transactions involving insurance company pooled separate accounts, PTCE 91-38, which exempts certain transactions involving bank collective investment funds, PTCE 84-14, which exempts certain transactions effected on behalf of a plan by a "qualified professional asset manager," PTCE 95-60, which exempts certain transactions involving insurance company general accounts and PTCE 96-23, which exempts certain transactions effected on behalf of a plan by an "in-house asset manager" or another available exemption. Such exemptions may not, however, apply to all of the transactions that could be deemed prohibited transactions in connection with a plan's investment.

The Treatment of Our Underlying Assets Under ERISA

The regulations issued by the U.S. Department of Labor concerning the definition of what constitutes the assets of an employee benefit plan (the "plan asset regulations") provide, as a general rule, that the underlying assets and properties of corporations, partnerships, trusts and certain other entities in which a plan purchases an "equity interest" will be deemed, for purposes of ERISA, to be assets of the investing plan unless any applicable exceptions applies. The plan asset regulations define an "equity interest" as any interest in an entity other than an instrument that is treated as indebtedness under applicable local law and which has no substantial equity features. Our shares should be treated as "equity interests" for purposes of the plan asset regulations. As a result, the investment by a plan in our shares will subject our assets and operations to the regulatory restrictions of ERISA and the Code, including their prohibited transaction restrictions, unless an exception applies. The General Partner believes the Partnership qualifies for an exception under the plan asset regulations that is available to an entity with a class of equity interests that are (a) widely held (i.e., held by 100 or more investors who are independent of the issuer and each other); (b) freely transferable; and (c) part of a class of securities registered under Section 12(b) or 12(g) of the Exchange Act. The General Partner intends to take such steps as may be necessary to maintain the availability of this "publicly offered securities exception" to the plan asset regulations and thereby prevent the Partnership's assets from being treated as assets of any investing plan. If, however, this or any other exception under the plan asset regulations were not available and the Partnership is deemed to hold plan assets by reason of a plan's investment in our shares, such plan's assets would include an undivided interest in the assets held by us. In such event, such assets, transactions involving such assets and the persons with authority or control over and otherwise providing services with respect to such assets would be subject to the fiduciary responsibility provisions of Title I of ERISA and the prohibited transaction provisions of ERISA and Section 4975 of the Internal Revenue Code, and any statutory or administrative exemption from the application of such rules may not be available.

Fiduciary Considerations

Any plan fiduciary that proposes to cause a plan to purchase our shares should consult with its counsel with respect to the potential applicability of ERISA, the Internal Revenue Code, and Similar Laws to such investment and determine on its own whether any exceptions or exemptions are applicable and whether all conditions of any such exceptions or exemptions have been satisfied. Moreover, each plan fiduciary should determine whether, under the general

fiduciary standards of investment prudence, diversification, and liquidity that may apply under ERISA, the Internal Revenue Code, or applicable Similar Laws, an investment in our securities is appropriate for the plan, taking into account the overall investment policy of the plan and the composition of the plan's investment portfolio. Each plan fiduciary should determine whether an investment in our shares is authorized by the appropriate governing instruments of the plan. The sale of our securities is in no respect a representation by us or any other person that such an investment meets all relevant legal requirements with respect to investments by plans generally or that such an investment is appropriate for any particular plan.

The foregoing discussion is general in nature and is not intended to be all-inclusive, nor should it be construed as legal advice.

PLAN OF DISTRIBUTION

We may sell the shares offered pursuant to this prospectus and any accompanying prospectus supplements to or through one or more underwriters or dealers, or we may sell these shares to investors directly or through agents. Any underwriter or agent involved in the offer and sale of our shares will be named in the applicable prospectus supplement. We may sell shares directly to investors on our own behalf in those jurisdictions where we are authorized to do so.

Underwriters may offer and sell our shares at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. We also may, from time to time, authorize dealers or agents to offer and sell shares on the terms and conditions described in the applicable prospectus supplement. In connection with the sale of our shares, underwriters may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the shares for whom they may act as agent. Underwriters may sell these securities to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers for which they may act as agents.

Shares may also be sold in one or more of the following transactions: (a) block transactions (which may involve crosses) in which a broker‑dealer may sell all or a portion of the shares as agent but may position and resell all or a portion of the block as principal to facilitate the transaction; (b) purchases by a broker‑dealer as principal and resale by the broker‑dealer for its own account pursuant to a prospectus supplement; (c) a special offering, an exchange distribution or a secondary distribution in accordance with applicable NASDAQ or stock exchange rules; (d) ordinary brokerage transactions and transactions in which a broker‑dealer solicits purchasers; (e) sales "at the market" to or through a market maker or into an existing trading market, on an exchange or otherwise, for shares; and (f) sales in other ways not involving market makers or established trading markets, including direct sales to purchasers. Broker‑dealers may also receive compensation from purchasers of shares which is not expected to exceed that customary in the types of transactions involved.

Any underwriting compensation paid by us to underwriters or agents in connection with the offering of shares, and any discounts or concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Dealers and agents participating in the distribution of shares may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the shares may be deemed to be underwriting discounts and commissions.

Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. Unless otherwise set forth in the accompanying prospectus supplement, the obligations of any underwriters to purchase any shares will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the shares then being sold, if any is purchased.

Underwriters, dealers and agents may engage in transactions with, or perform services for, us and our affiliates in the ordinary course of business.

In connection with the offering of shares described in this prospectus and any accompanying prospectus supplement, certain underwriters, selling group members, and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the security being offered. These transactions may include stabilization transactions effected in accordance with Rule 104 of Regulation M promulgated by the SEC pursuant to which these persons may bid for or purchase securities for the purpose of stabilizing their market price.

The underwriters in an offering of shares may also create a "short position" for their account by selling more shares in connection with the offering than they are committed to purchase from us. In that case, the underwriters could cover all or a portion of the short position by either purchasing the shares in the open market following completion of the offering or by exercising any over‑allotment option granted to them by us. In addition, the managing underwriter may impose "penalty bids" under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter (or any selling group member participating in the offering) for the account of the other underwriters, the selling concession for the shares that are distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph or comparable transactions that are described in any accompanying prospectus supplement may result in the maintenance of the price of our shares at a level above that which might otherwise prevail in the open market.

None of the transactions described in this paragraph or in an accompanying prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.

Our shares are listed on the NASDAQ Global Select Market under the symbol "ATAX." Any underwriters or agents to or through which shares are sold by us may make a market in our shares, but these underwriters or agents will not be obligated to do so and any of them may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of or trading market for our shares.

Because the Financial Industry Regulatory Authority, Inc. ("FINRA") views our shares as interests in a direct participation program, any offering of shares under the registration statement of which this prospectus forms a part will be made in compliance with Rule 2310 of the FINRA Rules.

To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. The place and time of delivery for the shares in respect of which this prospectus is delivered will be set forth in the prospectus supplement relating thereto.

EXPERTS

The consolidated financial statements incorporated in this Prospectus by reference from America First Tax Exempt Investors, L.P.'s Annual report on Form 10-K for the year ended December 31, 2012 and the effectiveness of America First Tax Exempt Investors, L.P.'s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports dated March 8, 2013, which are incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the respective reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information for the periods ended March 31, 2013 and 2012 and June 30, 2013 and 2012, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 2013 and June 30, 2013 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not "reports" or a "part" of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

LEGAL OPINIONS

The validity of the shares offered by this prospectus has been passed upon for us by Barnes & Thornburg LLP, Indianapolis, Indiana.   In addition, the description of federal income tax consequences in "U.S. Federal Income Tax Considerations" is based on the opinion of Barnes & Thornburg LLP.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, and other reports and information with the SEC. You can obtain any of our filings incorporated by reference into this prospectus from the SEC at www.sec.gov or by visiting the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information about the SEC's Public Reference Room by calling 1-800-732-0330.

We have filed a registration statement, of which this prospectus is a part, covering the securities offered hereby. As allowed by SEC rules, this prospectus does not contain all the information set forth in the registration statement and the exhibits, financial statements and schedules thereto. We refer you to the registration statement, the exhibits, financial statements and schedules thereto for further information. This prospectus is qualified in its entirety by such other information.

We maintain an Internet website at www.ataxfund.com. The information contained on this Web site is not part of this prospectus and you should not rely on it in deciding whether to invest in our shares.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

SEC rules allow us to "incorporate by reference" into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to the documents containing the information. The information we incorporate by reference is considered to be included in and an important part of this prospectus and should be read with the same care. Information that we later file with the SEC that is incorporated by reference into this prospectus will automatically update and supersede this information. We hereby incorporate by reference into this prospectus:

- Our Annual Report on Form 10-K for the fiscal year ended December 31, 2012;

- Our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31 and June 30 2013;

- Our Current Reports on Form 8-K filed with the SEC on March 13, 2013 and June 12, 2013; and

- The description of our shares representing assigned limited partnership interests contained in our Registration Statement on Form 8-A, filed with the SEC on August 27, 1998, together with any amendment or report filed with the SEC for the purpose of updating such description.

In addition, we also incorporate by reference into this prospectus additional information that we may subsequently file with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act prior to the termination of the offering. These documents include Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, as well as proxy statements, if any. Any statement contained in this prospectus or in any document incorporated, or deemed to be incorporated, by reference into this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference into this prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus and the related registration statement. Notwithstanding the foregoing, unless specifically stated to the contrary, none of the information we disclose under Items 2.02 or 7.01 of any Current Report on Form 8-K that we may from time to time furnish to the SEC will be incorporated by reference into, or otherwise included in, this prospectus.

You can obtain any of our filings incorporated by reference into this prospectus from the SEC at www.sec.gov or by visiting the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information about the SEC's Public Reference Room by calling 1-800-732-0330. We will provide without charge to each person, including any beneficial owner of our shares, to whom this prospectus is delivered, upon written or oral request, a copy of any and all documents that have been incorporated by reference into this prospectus but not delivered with this prospectus (without exhibits, unless the exhibits are specifically incorporated by reference but not delivered with this prospectus). Requests should be directed to:

Mr. Timothy Francis
The Burlington Capital Group LLC
1004 Farnam Street, Suite 400
Omaha, Nebraska 68102
(402) 444-1640

You should rely only on the information and representations in this prospectus, any applicable prospectus supplement, and the documents that are incorporated by reference. We have not authorized anyone else to provide you with different information or representations. We are not offering these securities in any state where the offer is prohibited by law. You should not assume that the information in this prospectus, any applicable prospectus supplement, or any incorporated document is accurate as of any date other than the date of the document.

$225,000,000

**Shares Representing Assigned
Limited Partnership Interests**

in

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.

PROSPECTUS

, 2013

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

Set forth below are the expenses, other than underwriting discounts and commissions, expected to be incurred in connection with the issuance and distribution of the shares being registered. With the exception of the SEC registration fee, the amounts set forth below are estimates. All expenses will be paid by the Company.

SEC registration fees	$	30,000
NASDAQ Filing Fee		*
Legal fees and expenses		*
Accounting fees and expenses	$	15,000
Printing	$	10,000
Miscellaneous	$	5,000
TOTAL		*

* These fees and expenses are calculated based on the number of issuances and amount of securities to be offered, and accordingly cannot be estimated at this time

Item 15. Indemnification of Directors and Officers.

The Registrant has no directors or officers. Indemnification of the Registrant's general partner and its affiliates (including the officers and managers of The Burlington Capital Group L.L.C., the general partner of the general partner of the Registrant) is provided in Section 5.09 of the Registrant's Agreement of Limited Partnership, which is listed as Exhibit 4.2 of Item 16 of this Registration Statement, and such section is incorporated by reference herein.

Item 16. Exhibits.

Exhibit	Description

1.1*   Form of Underwriting Agreement

2.1   Agreement and Plan of Merger by and among the Registrant and America First Tax Exempt Mortgage Fund Limited Partnership, dated as of June 12, 1998 (incorporated herein by reference to Exhibit 4.3 of the Registration Statement on Form S‑4, filed by the Registrant pursuant to the Securities Act of 1933 on September 14, 1998 (Commission File No. 333‑50513)).

3.1   Articles of Incorporation and Bylaws of America First Fiduciary Corporation Number Five (incorporated herein by reference to Form S‑11 Registration Statement filed August 30, 1985, with the Securities and Exchange Commission by America First Tax Exempt Mortgage Fund Limited Partnership (Commission File No. 2‑99997)).

4.1   Form of Certificate of Beneficial Unit Certificate (incorporated herein by reference to Exhibit 4.1 to the Registration Statement on Form S‑4 (No. 333‑50513) filed by the Registrant on April 17, 1998).

4.2**   Agreement of Limited Partnership of the Partnership dated October 1, 1998 .

5.1**   Opinion of Barnes & Thornburg LLP as to the legality of the securities being registered.

8.1**   Opinion of Barnes & Thornburg LLP as to certain tax matters.

23.1**   Consent of Deloitte & Touche LLP.

23.2**   Consent of Barnes & Thornburg LLP (included in Exhibits 5.1 and 8.1).

24.1   Powers of Attorney (included on page II‑4 of this Registration Statement).

*   To be filed by amendment or pursuant to a report to be filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, if applicable.
**   Filed herewith.

Item 17. Undertakings.

(a)   The undersigned Registrant here undertakes:

     (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i)   to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii)   to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii)   to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i), (a)(1)(ii), and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is a part of the registration statement.

    (2)   That, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)   The undersigned Registrant hereby undertakes that for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(d)   The undersigned Registrant hereby undertakes that:

    (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

    (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S‑3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Omaha, Nebraska, on the 5th day of September` 2013.

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.

By America First Capital Associates Limited Partnership Two, General Partner of the Registrant

By The Burlington Capital Group LLC., General Partner of America First Capital Associates Limited Partnership Two

By: /s/ Mark A. Hiatt
    Mark A. Hiatt, Chief Executive Officer
    America First Tax Exempt Investors, L.P.

POWER OF ATTORNEY

Each person whose signature appears below hereby authorizes Mark A. Hiatt and Timothy Francis, and each of them, either of whom may act without the joinder of the other, as such person's true and lawful attorney‑in‑fact and agent, with full power of substitution, to sign on his or her behalf, individually and in each capacity stated below, any amendment, including post‑effective amendments, to this Registration Statement, including any registration statement filed pursuant to Rule 462(b) which is related to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Date: September 5, 2013   By: /s/ Mark A. Hiatt
                                    Mark A. Hiatt, Chief Executive Officer of the Registrant
                                    (Principal Executive Officer)

Date: September 5, 2013   By: /s/ Timothy Francis
                                      Timothy Francis, Chief Financial Officer of the Registrant
                                      (Principal Financial and Accounting Officer)

Date: September 5, 2013   By: /s/ Michael B. Yanney
                                      Michael B. Yanney, Manager of the Burlington Capital Group, LLC

Date: September 5, 2013   By: /s/ Lisa Y. Roskens
                                        Lisa Y. Roskens, Manager of the Burlington Capital Group, LLC

Date: September 5, 2013   By: /s/ Gail Walling Yanney
                                        Gail Walling Yanney, Manager of the Burlington Capital Group, LLC

Date:	September 5, 2013	By:	/s/ George H. Krauss
			George H. Krauss, Manager of the Burlington Capital Group, LLC

Date:	September 5, 2013	By:	/s/ Patrick J. Jung
			Patrick J. Jung, Manager of the Burlington Capital Group, LLC

Date:	September 5, 2013	By:	/s/ Mariann Byerwater
			Mariann Byerwalter, Manager of the Burlington Capital Group, LLC

Date:	September 5, 2013	By:	/s/ Martin A. Massengale
			Martin A. Massengale, Manager of the Burlington Capital Group, LLC

Date:	September 5, 2013	By:	/s/ Clayton K. Yeutter
			Clayton Yeutter, Manager of the Burlington Capital Group, LLC

Date:	September 5, 2013	By:	/s/ William S. Carter
			William S. Carter, Manager of the Burlington Capital Group, LLC

EXHIBIT INDEX

Exhibit	Description

1.1*   Form of Underwriting Agreement

2.1   Agreement and Plan of Merger by and among the Registrant and America First Tax Exempt Mortgage Fund Limited Partnership, dated as of June 12, 1998 (incorporated herein by reference to Exhibit 4.3 of the Registration Statement on Form S‑4, filed by the Registrant pursuant to the Securities Act of 1933 on September 14, 1998 (Commission File No. 333‑50513)).

3.1   Articles of Incorporation and Bylaws of America First Fiduciary Corporation Number Five (incorporated herein by reference to Form S‑11 Registration Statement filed August 30, 1985, with the Securities and Exchange Commission by America First Tax Exempt Mortgage Fund Limited Partnership (Commission File No. 2‑99997)).

4.1   Form of Certificate of Beneficial Unit Certificate (incorporated herein by reference to Exhibit 4.1 to the Registration Statement on Form S‑4 (No. 333‑50513) filed by the Registrant on April 17, 1998).

4.2**   Agreement of Limited Partnership of the Partnership dated October 1, 1998 .

5.1**   Opinion of Barnes & Thornburg LLP as to the legality of the securities being registered.

8.1**   Opinion of Barnes & Thornburg LLP as to certain tax matters.

23.1**   Consent of Deloitte & Touche LLP.

23.2**   Consent of Barnes & Thornburg LLP (included in Exhibits 5.1 and 8.1).

24.1   Powers of Attorney (included on page II‑4 of this Registration Statement).

*   To be filed by amendment or pursuant to a report to be filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, if applicable.

**   Filed herewith.

Exhibit 4.2

AMERICA FIRST
TAX EXEMPT INVESTORS, L.P.

AGREEMENT OF LIMITED PARTNERSHIP

TABLE OF CONTENTS

Page

ARTICLE I

DEFINED TERMS

ARTICLE II

NAME, PLACE OF BUSINESS, PURPOSE AND TERM

ARTICLE III

PARTNERS AND CAPITAL

ARTICLE IV

DISTRIBUTIONS OF CASH; ALLOCATIONS OF INCOME AND LOSS

AMERICA FIRST TAX EXEMPT INVESTORS, L.P.

AGREEMENT OF LIMITED PARTNERSHIP

This Agreement is made as of October 1, 1998 by and between America First Capital Associates Limited Partnership Two (the "General Partner") and America First Fiduciary Corporation Number Five (the "Initial Limited Partner"), who by joining in this Agreement agree to become partners in a limited partnership under the laws of the State of Delaware.

ARTICLE I.

DEFINED TERMS

The defined terms used in this Agreement shall, unless the context otherwise requires, have the meanings specified in this Article I. The singular shall include the plural and the masculine genders shall include the feminine and neuter gender, and vice versa, as the context requires.

"*Accountants*" means such nationally recognized firm of independent public accountants as shall be engaged from time to time by the General Partner on behalf of the Partnership.

"*Act*" means the Delaware Revised Uniform Limited Partnership Act, which consists of Title 6, Chapter 17 of the Delaware Code Annotated, as it may be amended or revised from time to time, or any other provision of Delaware law which may, from time to time, supersede part or all of the Delaware Revised Uniform Limited Partnership Act.

"Administrative Fee" means the fee payable to the General Partner that is described in Section 5.05(a) hereof.

"*AFCA*" means America First Capital Associates Limited Partnership Two, a Delaware limited partnership, the General Partner.

"*Affiliate*" means, when used with reference to a specified Person, (i) any Person who directly or indirectly controls or is controlled by or is under common control with the specified Person, (ii) any Person who is (or has the power to designate) an officer of, general partner in or trustee of, or serves (or has the power to designate a person to serve) in a similar capacity with respect to, the specified Person, or of which the specified Person is an officer, general partner or trustee, or with respect to which the specified Person serves in a similar capacity, and (iii) any Person who, directly or indirectly, is the beneficial owner of 10% or more of any class of equity securities of the specified Person or of which the specified Person is directly or indirectly the owner of 10% or more of any class of equity securities. An Affiliate of the Partnership or the General Partner does not include any limited partner of the General Partner if such Person is not otherwise an Affiliate of the Partnership or the General Partner.

"*Agreement*" means this Limited Partnership Agreement, as originally executed and as amended from time to time.

"*Bankruptcy*" or "*Bankrupt*" as to any Person means the filing of a petition for relief by such Person as debtor or bankrupt under the Bankruptcy Code of 1978 or like provision of law or insolvency of such Person as finally determined by a court proceeding.

"*Bond*" or "*Bonds*" means the tax-exempt housing bonds issued by various state or local authorities in order to provide construction and permanent financing for apartment complexes and which are held by the Partnership from time to time.

"*BUC*" means a Limited Partnership Interest which is credited to the Initial Limited Partner on the books and records of the Partnership and assigned by the Initial Limited Partner to a BUC Holder.

"*BUC Holder*" means any Person who has been assigned one or more Limited Partnership Interests by the Initial Limited Partner pursuant to Section 11.01. A BUC Holder is not a Limited Partner and will have no right to be admitted as a Limited Partner.

"*Business Day*" means any day other than a Saturday, Sunday or a day on which banking institutions in either New York, New York or Omaha, Nebraska are obligated by law or executive order to be closed.

"*Capital Account*" means the capital account of a Partner or a BUC Holder as described in Section 4.06 hereof.

"*Capital Contribution*" means the total amount contributed to the capital of the Partnership by or on behalf of all Partners or any class of Partners or by any one Partner, as the context may require (or by the predecessor holders of the Partnership Interests of such Persons) and, with respect to a BUC Holder, the Capital Contribution of the Initial Limited Partner made on behalf of such BUC Holder.

"*Cause*" means conduct which constitutes fraud, bad faith, negligence, misconduct or breach of a fiduciary duty.

"*Certificate*" means the certificate of limited partnership filed pursuant to Section 17‑201 of the Act.

"*Code*" means the Internal Revenue Code of 1986, as amended, or any corresponding provision or provisions of succeeding law.

"*Consent*" means either the consent given by a vote at a meeting called and held in accordance with the provisions of Section 10.01 hereof or the written consent, as the case may be, of a Person to do the act or thing for which the consent is solicited, or the act of granting such consent, as the context may require. Consent given after the act or thing is done with respect to which the Consent is solicited shall be deemed to relate back to the date such act or thing was done.

"*Contingent Interest*" means (i) any Interest Income paid from the net cash flow of a Project (or any Residual Proceeds paid from the proceeds of a Sale or refinancing of the Project), the payment of either of which is not required under the terms of the Mortgage Investment unless there is specified cash flow from a Project or other specified contingencies are satisfied, and (ii) any amounts received by the Partnership on the sale or other disposition of a Mortgage Investment other than amounts representing repayment of principal and amounts constituting Interest Income.

"*Counsel*" means the law firm representing the General Partner in connection with the operation of the Partnership or the law firm, if any, selected by the General Partner to represent the Partnership.

"*Distribution Date*" means a Business Day selected by the General Partner for the distribution of Net Interest Income or Net Residual Proceeds with respect to a Distribution Period, which Business Day shall be no later than 60 days following the last day of the Distribution Period to which such Distribution Date relates.

"*Distribution Period*" means the period of time selected by the General Partner for which the distribution of Net Interest Income or Net Residual Proceeds is made, which period may be no longer than six calendar months.

"*General Partner*" means AFCA or any Person or Persons who, at the time of reference thereto, have been admitted as successors to the Partnership Interest of AFCA or as additional General Partners, in each such Person's capacity as a General Partner.

"*Incapacity*" or "*Incapacitated*" means, as to any Person, death, the adjudication of incompetency or insanity, Bankruptcy, dissolution, termination, withdrawal pursuant to Section 6.01 or removal pursuant to Section 6.03, as the case may be, of such Person.

"*Income*" means the taxable income of the Partnership as determined in accordance with the Partnership's method of accounting and computed under Section 703 of the Code; any item of taxable income required to be separately stated on the Partnership's federal income tax return pursuant to Section 703(a)(1) of the Code; and any income of the Partnership excluded from the gross income of the Partnership for federal income tax purposes under Section 103 of the Code.

"*Initial Limited Partner*" means America First Fiduciary Corporation Number Five, a Nebraska corporation, or any Person or Persons who, at the time of reference thereto, have been admitted to the Partnership, with the consent of the General Partner, as successors to the Limited Partnership Interest of America First Fiduciary Corporation Number Five.

"*Interest Income*" means all cash receipts of the Partnership with respect to any period except for (i) Capital Contributions, (ii) amounts received by the Partnership upon a Repayment or upon the sale or other disposition of a Mortgage Investment, Tax Exempt Investment or other Partnership asset which do not represent accrued interest on the Mortgage Investment or Tax Exempt Investment other than accrued interest which represents accrued Contingent Interest, or (iii) the proceeds of any loan to the Partnership or the refinancing of any loan, including proceeds received from the reissuance of any Mortgage Investment or Tax Exempt Investment.

"*Limited Partner*" means any Person who is a Limited Partner, including the Initial Limited Partner, at the time of reference thereto, in such Person's capacity as a Limited Partner of the Partnership. A BUC Holder is not a Limited Partner and has no right to be admitted as a Limited Partner.

"*Limited Partnership Interest*" means the Partnership Interest held by a Limited Partner, including the Limited Partnership Interests assigned to BUC Holders.

"*Liquidation Proceeds*" means all cash receipts of the Partnership (other than Operating Income and Sale Proceeds) arising from the liquidation of the Partnership's assets in the course of the dissolution of the Partnership.

"*Loss*" means taxable losses of the Partnership, as determined in accordance with the Partnership's method of accounting and computed under Section 703 of the Code; any item of loss or expense required to be separately stated on the Partnership's federal income tax return pursuant to Section 703(a)(1) of the Code; and any expenditures of the Partnership not deductible in computing its taxable income and not properly treated as a capital expenditure.

"*Merger Agreement*" means the Amended Agreement of Merger, dated June 12, 1998, by and between the Partnership and the Prior Partnership pursuant to which the Partnership and the Prior Partnership will be merged in accordance with the provisions of the Act with the Partnership being the surviving partnership.

"*Merger Date*" means the effective date of the merger of the Partnership and the Prior Partnership specified in the Merger Agreement.

"*Monthly Record Date*" means the last day of a calendar month.

"*Mortgage Investment*" means a direct or indirect interest in a tax‑exempt mortgage revenue bond secured by a Property, including residual interests in one or more trusts which hold tax‑exempt mortgage revenue bonds, and any other loan (whether or not the interest thereon is exempt from federal income taxation) secured by a mortgage on a Property on which the Partnership also directly or indirectly holds a tax‑exempt mortgage revenue bond.

"*Net Interest Income*" means, with respect to any Distribution Period, all Interest Income received by the Partnership during such Distribution Period, plus any amounts previously set aside as Reserves from Interest Income which the General Partner releases from Reserves as being no longer necessary to hold as part of Reserves, less (i) expenses of the Partnership (including fees and reimbursements paid to the General Partner but excluding any expenses of the Partnership which are directly attributable to the sale of a Mortgage Investment or Tax Exempt Investment) paid from Interest Income during the Distribution Period (other than operating expenses paid from previously established Reserves), (ii) all cash payments made from Interest Income during such Distribution Period to discharge Partnership indebtedness, and (iii) all amounts from Interest Income set aside as Reserves or used to acquire additional Mortgage Investments or Tax Exempt Investments during such Distribution Period. Net Interest Income will consist of Net Interest Income (Tier 1), Net Interest Income (Tier 2) and Net Interest Income (Tier 3). During each Distribution Period the additions and deductions from Interest Income set forth above shall be first applied against Net Interest Income (Tier 1).

"*Net Interest Income (Tier 1)*" means, with respect to any Distribution Period, all Net Interest Income, other than Contingent Interest, received by the Partnership during such Distribution Period.

"*Net Interest Income (Tier 2)*" means, with respect to any Distribution Period, all Net Interest Income representing Contingent Interest received by the Partnership during such Distribution Period up to an amount which, when combined with all prior amounts of Contingent Interest distributed pursuant to Sections 4.02(b) and 4.03(b), aggregates 0.9% per annum of the principal amount of the Mortgage Investments during the period such Mortgage Investments are held by the Partnership or the Predecessor Partnership.

"*Net Interest Income (Tier 3)*" means, with respect to any Distribution Period, all Net Interest Income representing Contingent Interest received by the Partnership during such Distribution Period in excess of any Contingent Interest included in Net Interest Income (Tier 2).

"*Net Residual Proceeds*" means, with respect to any Distribution Period, all Residual Proceeds received by the Partnership during such Distribution Period, plus any amounts previously set aside as Reserves from Residual Proceeds which the General Partner releases from Reserves as being no longer necessary to hold as part of Reserves, less (i) all expenses of the Partnership which are directly attributable to a Repayment or sale or other disposition of a Mortgage Investment or Tax Exempt Investment, (ii) all cash payments made from Residual Proceeds during such Distribution Period to discharge

Partnership indebtedness and (iii) all amounts from Residual Proceeds set aside as Reserves or used to acquire additional Mortgage Investments or Tax Exempt Investments during such Distribution Period or held by the Partnership to acquire additional Mortgage Investments or Tax Exempt Investments in future Distribution Periods. Net Residual Income will consist of Net Residual Income (Tier 1), Net Interest Residual (Tier 2) and Net Residual Income (Tier 3). During each Distribution Period the additions and deductions from Residual Income set forth above shall be first applied against Net Residual Income (Tier 1).

"*Net Residual Proceeds (Tier 1)*" means, with respect to any Distribution Period, all Net Residual Proceeds received by the Partnership during such Distribution Period representing the principal amount of a Mortgage Investment or Tax Exempt Investment which is the subject of a Repayment, sale or other disposition, plus any amounts previously set aside as Reserves from Residual proceeds which the General Partner releases from Reserves for distribution.

"*Net Residual Proceeds (Tier 2)*" means, with respect to any Distribution Period, all Net Residual Proceeds representing Contingent Interest received by the Partnership during such Distribution Period up to an amount which, when combined with all prior amounts of Contingent Interest distributed pursuant to Sections 4.02(b) and 4.03(b) and the Contingent Interest to be distributed by the Partnership pursuant to Section 4.02(b) for the current Distribution Period, aggregates 0.9% per annum of the principal amount of the Mortgage Investments during the period such Mortgage Investments are held by the Partnership or the Predecessor Partnership.

"*Net Residual Proceeds (Tier 3)*" means, with respect to any Distribution Period, all Net Residual Proceeds representing Contingent Interest received by the Partnership during such Distribution Period in excess of any Contingent Interest included in Net Residual Proceeds (Tier 2).

"*Notice*" means a writing, containing the information required by this Agreement to be communicated to any Person, personally delivered to such Person or sent by registered, certified or regular mail, postage prepaid, to such Person at the last known address of such Person.

"*Partner*" means the General Partner or any Limited Partner.

"*Partnership*" means the limited partnership created by this Agreement and known as the America First Tax Exempt Investors, L.P., as said limited partnership may from time to time be constituted.

"*Partnership Interest*" means the entire ownership interest of a Partner in the Partnership at any particular time, including the right of such Partner to any and all benefits to which a Partner may be entitled under this Agreement, together with the obligations of such Partner to comply with all the terms and provisions of this Agreement and the Act.

"*Person*" means any individual, partnership, corporation, trust, association or other legal entity.

"*Prior Partnership*" means America First Tax Exempt Mortgage Fund Limited Partnership, a Delaware limited partnership.

"*Prior Partnership Agreement*" means the Agreement of Limited Partnership, dated November 11, 1985, of the Prior Partnership.

"*Property*" or "*Properties*" means the real property, including land and the buildings thereon, which is secured by a mortgage or other similar encumbrance backing a Mortgage Investment held by the Partnership.

"*Regulations*" means the United States Treasury Regulations promulgated or proposed under the Code.

"*Repayment*" means the payment of the outstanding principal, and Contingent Interest, is any, upon the maturity of a Mortgage Investment or Tax Exempt Investment or at such earlier time as the Partnership may require the payment of outstanding principal.

"*Reserve*" means such amount of funds as shall be withheld from Capital Contributions, Interest Income or Residual Proceeds by the General Partner from time to time in order to provide working capital for the Partnership and which may be used for any purpose relating to the operation of the Partnership and its Mortgage Investments and Tax Exempt Investments, including the acquisition of additional Mortgage Investments and Tax Exempt Investments.

"*Residual Proceeds*" means all amounts received by the Partnership upon a Repayment or upon the sale of or other disposition of a Mortgage Investment or a Tax Exempt Investment or other Partnership asset except for amounts representing accrued interest on a Mortgage Investment (other than accrued Contingent Interest) or Tax Exempt Investment. Amounts representing accrued interest (other than accrued Contingent Interest) received by the Partnership upon a Repayment or upon the sale or other disposition of a Mortgage Investment or Tax Exempt Investment shall be included in Interest Income. Residual Proceeds will not include any amount received by the Partnership representing proceeds from the securitization of a Mortgage Investment.

"*Schedule A*" means the schedule, as amended from time to time, of Partners' names, addresses and Capital Contributions, which schedule, in its initial form, is attached to and made a part of this Agreement.

"*Tax Exempt Investments*" means any securities, other than Mortgage Investments, the interest on which is exempt from federal income taxation and which are rated in one of the four highest rating categories by at least one nationally recognized rating agency which are acquired by the Partnership and not held in the Reserve.

"*Tax Matters Partner*" means the Partner designated as the Tax Matters Partner of the Partnership by the General Partner pursuant to Section 9.04.


ARTICLE II

**NAME, PLACE OF BUSINESS, PURPOSE
AND TERM**


Section 2.01.   Name. The Partners have caused the formation a limited partnership pursuant to the Act under the name of "America First Tax Exempt Investors, L.P." The Partners and BUC Holders have entered into this Agreement in order to set forth their respective rights and liabilities as such, subject to the provisions of the Act unless otherwise provided herein.

Section 2.02.   Principal Office and Name and Address of Resident Agent. The address of the principal office and place of business of the Partnership, unless hereafter changed by the General Partner, shall be Suite 400, 1004 Farnam Street, Omaha, Nebraska 68102. Notification of any change in the Partnership's principal office and place of business shall be promptly given by the General Partner to the Limited Partners and BUC Holders. The name and address of the initial resident agent of the Partnership in the State of Delaware is The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801. The resident agent may be changed by the General Partner.

Section 2.03.   Purpose. The purpose of the Partnership is to acquire, hold, sell and otherwise deal with tax‑exempt mortgage bonds and other tax‑exempt instruments backed by multifamily residential properties. The Partnership will pursue its purpose in order (i) to preserve and protect the Partnership's capital, (ii) to provide regular cash distribution to the BUC Holders and (iii) to provide a potential for an enhanced federally tax‑exempt yield from Contingent Interest payable from the net cash flow from the Properties and from the net proceeds of a sale or refinancing of the Properties. The Partnership is authorized to hold Mortgage Investments and Tax Exempt Investments, to foreclose on Properties secured by Mortgage Investments, to sell all or a portion of its interest in a Mortgage Investment and to reinvest the proceeds therefrom in additional Mortgage Investments or Tax Exempt Investments on such terms and conditions as the General Partner shall determine in its sole discretion and to engage in any and all acts necessary, appropriate, advisable or incidental to its purpose and to the conduct of its business.

Section 2.04.   Term. The Partnership began on the date of the filing of the Certificate and shall continue in full force and effect until December 31, 2050 or until sooner dissolved pursuant to the provisions of this Agreement.

ARTICLE III

PARTNERS AND CAPITAL

Section 3.01.   General Partner.

(a)   The name, address and Capital Contribution of the General Partner (which shall be measured by its capital account in the Prior Partnership on the Merger Date) are set forth in Schedule A. The General Partner, as such, shall not be required to make any additional Capital Contribution to the Partnership, except as provided in paragraph (b) of this Section 3.01.

(b)   Upon the dissolution and termination of the Partnership, the General Partner will contribute to the Partnership an amount equal to the lesser of (i) any deficit balance in its Capital Account or (ii) the excess of (A) 1.01% of the Capital Contributions of the Limited Partners to the Partnership (including the Capital Contribution of the Initial Limited Partner made on behalf of the BUC Holders) over (B) the amount of previous Capital Contributions made by the General Partner to the Partnership.

Section 3.02.   Limited Partner. The name, address and Capital Contribution of the Limited Partner (which initially shall be measured by its capital account in the Prior Partnership on the Merger Date) are as set forth in Schedule A. The Capital Contribution made by the Initial Limited Partner shall be deemed to have been made on behalf of, and as trustee for, the BUC Holders. Neither the Initial Limited Partner nor the BUC Holders shall be required to make any additional Capital Contribution to the Partnership. Other than to serve as Initial Limited Partner, the Initial Limited Partner shall have no other business purpose and shall not engage in any other activity or incur any debts. The Initial Limited Partner agrees not to amend its articles of incorporation with respect to the incurrence of debt without the written Consent of a majority in interest of the BUC Holders.

Section 3.03.   Partnership Capital.

(a)   No Partner or BUC Holder shall be paid interest on any Capital Contribution.

(b)   Except as specifically provided in Section 6.03, the Partnership shall not be required to redeem or repurchase any Partnership Interest or BUC and no Partner or BUC Holder shall have the right to withdraw, or receive any return of, his Capital Contribution. Under circumstances requiring a return of any Capital Contribution, no Limited Partner or BUC Holder will have the right to receive property other than cash.

(c)   No Limited Partner or BUC Holder shall have any priority over any other Limited Partner or BUC Holder as to the return of his Capital Contribution or as to distributions.

(d)   The General Partner shall have no liability for the repayment of the Capital Contributions.

Section 3.04.   Liability of Partners and BUC Holders. No Limited Partner or BUC Holder shall be required to lend any funds to the Partnership or, after his Capital Contribution has been paid, to make any further Capital Contribution to the Partnership. The liability of any Limited Partner or BUC Holder for the losses, debts, liabilities and obligations of the Partnership shall, so long as the Limited Partner or BUC Holder complies with Section 5.01(b), be limited to his Capital Contribution and his share of any undistributed Income of the Partnership. Notwithstanding the foregoing, it is possible that, under applicable law, a Limited Partner or BUC Holder may be liable to the Partnership to the extent of previous distributions made to such Limited Partner or BUC Holder if such distributions have caused the liabilities of the Partnership to exceed the fair value of its assets. To the extent that the Initial Limited Partner is required by law to return any distributions or repay any amount, each BUC Holder who has received any portion of such distributions agrees, by virtue of accepting such distribution, to pay his proportionate share of such amount to the Initial Limited Partner immediately upon Notice by the Initial Limited Partner to such BUC Holder. In lieu of requiring return of such distributions from BUC Holders, the General Partner may withhold future distributions of Net Interest Income, Net Residual Proceeds or Liquidation Proceeds until the amount so withheld equals the amount of the distributions the Initial Limited Partner is required to repay or return regardless of whether the BUC Holders entitled to receive such distribution were the same BUC Holders who actually received the distribution required to be returned. In the event that the Initial Limited Partner is determined to have unlimited liability for losses, debts, liabilities and obligations of the Partnership, nothing set forth in this Section shall be construed to require BUC Holders to assume any portion of such liability.

ARTICLE IV

**DISTRIBUTIONS OF CASH;
ALLOCATIONS OF INCOME AND LOSS**

Section 4.01.   **Distributions of Net Interest Income.**

      (a)   On each Distribution Date, all Net Interest Income (Tier 1 and Tier 3) with respect to the related Distribution Period will be distributed 99% to the Limited Partners and BUC Holders as a class and 1% to the General Partner.

      (b)   On each Distribution Date, all Net Interest Income (Tier 2) will be allocated 75% to the Limited Partners and BUC Holders as a class and 25% to the General Partner.

Section 4.02.   **Distributions of Net Residual Proceeds and of Liquidation Proceeds.**

      (e)   On each Distribution Date, all amounts representing Net Residual Proceeds (Tier 1 and Tier 3) will be distributed 100% to the Limited Partners and BUC Holders as a class.

      (f)   On each Distribution Date, all distributions of Net Residual Proceeds (Tier 2) will be allocated 75% to the Limited Partners and BUC Holders as a class and 25% to the General Partner.

      (g)   All Liquidation Proceeds shall be applied and distributed in the following amounts and order of priority:

          (i)   to the payment of the amounts and the establishment of the reserves provided for in Section 8.02(b);

          (ii)   to the Partners and BUC Holders in accordance with the positive balances in their respective Capital Accounts until such accounts are reduced to zero; and

          (iii)   then to the Partners and BUC Holders giving effect to the provisions of Section 4.02(a) as if such Liquidation Proceeds constituted Net Residual Proceeds for purposes of such Section.

Section 4.03.   **Allocation of Income and Loss From Operations.**

      (a)   Income and Loss shall be determined in accordance with the accounting methods followed by the Partnership for federal income tax purposes and otherwise in accordance with generally accepted accounting principles. For purposes of determining the Income, Loss, tax credits or any other items allocable to any period, Income, Loss, tax credits and any such other items shall be determined on a daily, monthly or other basis, as determined by the General Partner using any permissible method under Section 706 of the Code and the Regulations thereunder. An allocation to a Partner of a share of Income or Loss under this Section 4.03 shall be treated as an allocation to such Partner of the same share of each item of income, gain, loss, deduction and credit that is taken into account in computing such Income and Loss.

      (b)   Subject to the provisions of Sections 4.03(c) and (d) and 5.04(m), Income and Loss for each Distribution Period not arising from the sale or other disposition of a Mortgage Investment or Tax Exempt Investment or the liquidation of the Partnership shall be allocated 1% to the General Partner and 99% to the Limited Partners and the BUC Holders as a class.

      (c)   Notwithstanding any provision hereof to the contrary, if a Partner has a deficit Capital Account balance as of the last day of any fiscal year, then all items of Income for such fiscal year shall be first allocated to such Partner in the amount and in the manner necessary to eliminate such deficit Capital Account balance.

      (d)   Notwithstanding any other provision of this Agreement, all allocations of Income and Loss shall be subject to and interpreted in accordance with Section 704 of the Code to the extent applicable. The foregoing allocations are intended to comply with Section 704 of the Code and the Regulations thereunder and shall be interpreted consistently therewith.

Section 4.04.   Allocation of Income and Loss Arising From a Repayment, Sale or Liquidation.

(a)   Subject to Section 4.03(c), Income arising from a Repayment or a sale or other disposition of a Mortgage Investment or Tax Exempt Investment or from the liquidation of the Partnership assets shall be allocated (i) first, to the General Partner in an amount equal to the Net Residual Proceeds distributed to the General Partner from the transaction pursuant to Section 4.02 and (ii) second, the balance to the Limited Partners and the BUC Holders as a class.

(b)   Loss arising from a Repayment or a sale or other disposition of a Mortgage Investment or Tax Exempt Investment or from the liquidation of Partnership assets shall be allocated among the Partners (including the Initial Limited Partner on behalf of the BUC Holders) in the same manner as Net Residual Proceeds or Liquidation Proceeds are allocated among the Partners pursuant to Section 4.02.

Section 4.05.   Determination of Allocations and Distributions Among Limited Partners and BUC Holders.

(a)   As of each Monthly Record Date during the term of the Partnership, a determination shall be made of the amount of Income and Loss which, under the Partnership's method of accounting, is properly attributable to the month to which such Monthly Record Date relates and which was allocable to the Limited Partners and BUC Holders as a class in accordance with Sections 4.04 and 4.05.

(b)   As of the last day of each Distribution Period during the term of the Partnership, a determination shall be made of the amount of Net Interest Income and Net Residual Proceeds available to the Partnership during such Distribution Period which was allocated for distribution to the Limited Partners and BUC Holders in accordance with Sections 4.01 and 4.02; provided, however, that the General Partner may elect to make the determination under this Section 4.05(b) as of each Monthly Record Date.

(c)   All allocations to the Limited Partners and the BUC Holders as a class pursuant to Section 4.03 shall be made on a monthly basis among the Limited Partners or BUC Holders who held of record a Limited Partnership Interest or BUC as of the Monthly Record Date in the ratio that (i) the number of Limited Partnership Interests or BUCs held of record by each such Limited Partner or BUC Holder as of the Monthly Record Date bears to (ii) the aggregate number of Limited Partnership Interests and BUCs outstanding on each such Monthly Record Date.

(d)   All allocations to the Limited Partners and the BUC Holders as a class pursuant to Section 4.04 shall be made among the Limited Partners or BUC Holders of record on the Monthly Record Date for the month during which the Income or Expense arose from a Repayment, sale or other liquidation of a Mortgage Investment or Tax Exempt Investment or liquidation of the Partnership, in the ratio that (i) the number of Limited Partnership Interests or BUCs held of record by each such Limited Partner or BUC Holder on such Monthly Record Date bears to (ii) the number of Limited Partnership Interests or BUCs outstanding on such Monthly Record Date.

(e)   Net Interest Income and Net Residual Proceeds will be allocated to the Limited Partners or BUC Holders of record on the last day of the Distribution Period (or, if the General Partner so elects, on each Monthly Record Date during such Distribution Period) in the ratio that (i) the number of Limited Partnership Interests or BUCs owned of record by each such Limited Partner or BUC Holder on each such date bears to (ii) the number of Limited Partnership Interests or BUCs outstanding on such date.

Section 4.06.   Capital Accounts. A separate Capital Account shall be maintained and adjusted for each Partner in accordance with the Code and the Regulations. There shall be credited to each Partner's Capital Account the amount of such Partner's Capital Contribution (equal to the amount of its capital account on the books and records of the Prior Partnership as of the Merger Date) and such Partner's share of Income; and there shall be charged against each Partner's Capital Account the amount of such Partner's share of Loss and cash distributions. The Initial Limited Partner's Capital Account shall be subdivided into separate Capital Accounts to reflect the interest of each BUC Holder. Any items credited or charged to the BUC Holders shall be reflected in the Capital Account of the Initial Limited Partner and in the subaccounts reflecting the interest of each BUC Holder. Any person who acquires a Limited Partnership Interest or a BUC from a Limited Partner or BUC Holder shall have a Capital Account equal to the Capital Account of the Limited Partner or BUC Holder from which such Limited Partnership Interest or BUC was acquired.

Section 4.07.   Rights to Distributions. Each holder of Partnership Interests and BUCs shall look solely to the assets of the Partnership for all distributions with respect to the Partnership, his Capital Contributions and his share of Net

Interest Income, Net Residual Proceeds and Liquidation Proceeds and, except as provided in Section 3.01(b), shall have no recourse therefor, upon dissolution or otherwise, against the General Partner or the Initial Limited Partner. No Partner or BUC Holder shall have any right to demand or receive property other than cash upon dissolution and termination of the Partnership. All distributions pursuant to this Article IV are subject to the provisions of Section 3.04.

ARTICLE V

RIGHTS, OBLIGATIONS AND POWERS
OF THE GENERAL PARTNER

Section 5.01.   Management of the Partnership.

(h)   The General Partner, within the authority granted to it under this Agreement, shall have full, complete and exclusive discretion to manage and control the business of the Partnership and to carry out the purposes of the Partnership. In so doing, the General Partner shall use its best efforts to take all actions necessary or appropriate to protect the interests of the Limited Partners and the BUC Holders. All decisions made for and on behalf of the Partnership by the General Partner shall be binding upon the Partnership. Except as otherwise provided in this Agreement, the General Partner shall have all the rights and powers and shall be subject to all the restrictions and liabilities of a partner in a partnership without limited partners.

(i)   No Limited Partner or BUC Holder shall take part in the management or control of the business of the Partnership or transact any business in the name of the Partnership. No Limited Partner or BUC Holder shall have the power or authority to bind the Partnership or to sign any agreement or document in the name of the Partnership. No Limited Partner or BUC Holder shall have any power or authority with respect to the Partnership except insofar as the vote or Consent of the Limited Partners or BUC Holders shall be expressly required or permitted by this Agreement.

Section 5.02.   Authority of the General Partner.

(e)   Subject to Sections 5.03 and 5.04, but otherwise without in any way limiting the power and authority conferred on the General Partner by Section 5.01(a), the General Partner, for and in the name and on behalf of the Partnership, is hereby authorized, without limitation:

(i)   to acquire, hold, refund, reissue, remarket, securitize, transfer, foreclose upon, sell or otherwise deal with the Mortgage Investments and Tax Exempt Investments (provided, that the acquisition by the Partnership of any Tax Exempt Investment may not cause the aggregate book value of all Tax Exempt Investments then held by the Partnership to exceed 25% of the total assets of the Partnership) and to negotiate, enter into, and deliver any and all agreements, documents and instruments of any nature whatsoever with respect thereto on such terms, and subject to such conditions, as it determines in its sole discretion;

(ii)   to acquire by purchase, lease, exchange or otherwise any real or personal property to be used in connection with the business of the Partnership; provided, however, that no property may be acquired from the General Partner or its Affiliates except for goods and services provided subject to the restrictions of Section 5.03;

(iii)   to issue additional BUCs and to borrow money and issue evidences of indebtedness and to secure the same by a pledge, lien, mortgage or other encumbrance on any assets of the Partnership and to apply to proceeds of such transactions to the acquisition of Mortgage Investments and Tax Exempt Investments or such other proper Partnership purpose as the General Partner shall determine in its sole discretion;

(iv)   to employ agents, accountants, attorneys, consultants and other Persons that are necessary or appropriate to carry out the business and operations of the Partnership and to pay fees, expenses and other compensation to such Persons; provided, that if such Persons are Affiliates of the General Partner, the terms of such employment shall be subject to the restrictions of Section 5.03;

(v)   to pay, extend, renew, modify, adjust, submit to arbitration, prosecute, defend or compromise, upon such terms as it may determine and upon such evidence as it may deem sufficient, any

obligation, suit, liability, cause of action or claim, including taxes, either in favor of or against the Partnership;

      (vi)   except as otherwise expressly provided herein, to determine the appropriate accounting method or methods to be used by the Partnership;

      (vii)   except as prohibited by this Agreement, to cause the Partnership to make or revoke any of the elections referred to in the Code or any similar provisions enacted in lieu thereof, including, but not limited to, those elections provided for in Code Sections 108, 709 and 1017;

      (viii)   to amend the Certificate or this Agreement to reflect the addition or substitution of Partners and to amend this Agreement as provided in Section 12.03;

      (ix)   to deal with, or otherwise engage in business with, or provide services to and receive compensation therefor from, any Person who has provided or may in the future provide any services to, lend money to, sell property to or purchase property from the General Partner or any of its Affiliates;

      (x)   to obtain loans from the General Partner or its Affiliates, provided that the requirements of Section 5.03(d)(iii) are met;

      (xi)   to establish and maintain the Reserve in such amounts as it deems appropriate from time to time and to increase, reduce or eliminate the Reserve as it deems appropriate from time to time;

      (xii)   to invest all funds not immediately needed in the operation of the business including, but not limited to, (A) Capital Contributions, (B) the Reserves or (C) Net Interest Income and Net Residual Proceeds prior to their distribution to the Partners and BUC Holders or their reinvestment in Mortgage Investments and Tax Exempt Investments;

      (xiii)   to acquire BUCs for the account of the Partnership in the secondary trading market, provided that the BUCs are listed on The Nasdaq Stock Market or a national securities exchange and to cause such BUCs to be cancelled; and

      (xiv)   to engage in any kind of activity and to enter into, perform and carry out contracts of any kind necessary or incidental to, or in connection with, the accomplishment of the purposes of the Partnership.

      (f)   With respect to all of its obligations, powers and responsibilities under this Agreement, the General Partner is authorized to execute and deliver, for and on behalf of the Partnership, such notes and other evidences of indebtedness, contracts, trust instruments, agreements, assignments, deeds, loan agreements, mortgages, deeds of trust, leases and such other documents as it deems proper, all on such terms and conditions as it deems proper.

      (g)   No Person dealing with the General Partner shall be required to determine the General Partner's authority to enter into any contract, agreement or undertaking on behalf of the Partnership or to determine any facts or circumstances bearing upon the existence of such authority. Any Person dealing with the Partnership or the General Partner may rely upon a certificate signed by the General Partner as to:

      (i)   the identity of the General Partner or any BUC Holder or Limited Partner;

      (ii)   the existence or nonexistence of any fact or facts which constitute a condition precedent to acts by the General Partner or are in any other manner germane to the affairs of the Partnership;

      (iii)   the Persons who are authorized to execute and deliver any instrument or document by or on behalf of the Partnership; or

      (iv)   any act or failure to act by the Partnership or as to any other matter whatsoever involving the Partnership or any Partner.

Section 5.03.   Authority of General Partner and Its Affiliates To Deal With Partnership.

(c)   The General Partner and its Affiliates may, and shall have the right to, provide goods and services to the Partnership (including the right to act as property manager of a Property or servicer of any Mortgage Investment), subject to the conditions set forth in Section 5.03(b).

(d)   The General Partner and its Affiliates shall not have the right to contract or otherwise deal with the Partnership for the provision of goods and services, except for those dealings, contracts or provisions of services described in this Agreement. The provision of any goods and services by the General Partner or its Affiliates shall be part of its or their ordinary and ongoing business in which it or they have previously engaged, independent of the activities of the Partnership and such goods and services being provided shall be reasonable for and necessary to the Partnership, shall actually furnished to the Partnership and (except as provided in Section 5.05(f) hereof) shall be provided at the lower of the actual cost of such goods or services or the competitive price charged for such goods or services by independent parties for comparable goods and services in the same geographic location and the provision of such goods and services in all other respects meets the requirements of Section 5.03(c) and (d). The costs of verifying that the amounts paid to the General Partner or its Affiliates for such goods and services meet the foregoing standard may be reimbursed to the General Partner or its Affiliates only to the extent that, when added to the costs of such goods and services rendered, such sum does not exceed the competitive rate for such goods and services.

(e)   All goods and services provided by the General Partner or any Affiliates pursuant to Section 5.03 (b) shall be rendered pursuant to this Agreement or a written contract, which contract precisely describes the services to be rendered and all compensation to be paid and shall contain a clause allowing termination without penalty on 60 days' Notice to the General Partner by the vote of the majority in interest of the Limited Partners and the BUC Holders (the Initial Limited Partner acting according to direction of the BUC Holders). Any payment made to the General Partner or any Affiliate for such goods and services shall be fully disclosed to all Limited Partners and BUC Holders in the reports required under this Agreement. Neither the General Partner nor any Affiliate shall, by the making of lump sum payments to any other Person for disbursement by such other Person, circumvent the provisions of Section 5.03(b), (c) or (d).

(f)   The General Partner is prohibited from entering into any agreements, contracts or arrangements on behalf of the Partnership with the General Partner or any Affiliate of the General Partner under which:

(v)   the General Partner or any Affiliate shall be given an exclusive right to sell, or exclusive employment to sell, a Property;

(vi)   the Partnership lends money to the General Partner or any Affiliate of the General Partner; or

(vii)   the General Partner or any Affiliate of the General Partner makes a loan to the Partnership which provides for a prepayment penalty or provides for an interest rate or other finance charges and fees which are in excess of the lesser of (A) amounts charged by unrelated banks on comparable loans to the Partnership or (B) the same rate as the General Partner or such Affiliate paid to obtain the funds to make the loan to the Partnership.

(g)   Notwithstanding any provisions of this Section 5.03, neither the General Partner nor any of its Affiliates shall:

(i)   receive any rebate or give‑up, or participate in any reciprocal arrangement, which would circumvent the provisions of this Section 5.03; or

(ii)   receive any compensation for providing insurance brokerage services to the Partnership; or

(iii)   charge the Partnership for, or take from any other Person, any program management, real estate brokerage or mortgage servicing fee with respect to Partnership property or assets.

(f)   Nothing in this Section 5.03 shall prevent an Affiliate of the General Partner from acquiring and holding debt securities or other interests secured by a Property, provided that the Mortgage Investment held by the

Partnership that is secured by the same Property may not be junior or subordinate to the interest held by such Affiliate.

Section 5.04.   General Restrictions on Authority of the General Partner. In exercising management authority and control of the Partnership, the General Partner, on behalf of the Partnership and in furtherance of the business of the Partnership, shall have the authority to perform all acts which the Partnership is authorized to perform. However, the General Partner shall not have any authority to:

(f)   perform any act in violation of this Agreement or any applicable law or regulation thereunder;

(g)   do any act required to be approved or ratified by the Limited Partners under the Act without Consent of the Limited Partners or the BUC Holders, unless the right to do so is expressly otherwise given in this Agreement;

(h)   sell or otherwise dispose of all or substantially all of the assets of the Partnership in a single transaction without the Consent of a majority in interest of the Limited Partners (including the Initial Limited Partner acting on behalf of the BUC Holders) as provided in Section 10.02(a)(ii); provided, however, that this subsection (c) shall not apply to (i) the transfer of Mortgage Investments to a trust in connection with the securitization thereof or to the sale of any interest in such trust, or (ii) the sale of Partnership assets in connection with the liquidation thereof after the dissolution of the Partnership;

(i)   borrow money from the Partnership;

(j)   dissolve the Partnership without the Consent of a majority in interest of the Limited Partners (including the Initial Limited Partner acting on behalf of the BUC Holders) as provided in Section 10.02(a)(iii);

(k)   possess Partnership property, or assign the Partnership's rights in specific Partnership property, for other than a Partnership purpose;

(l)   admit a Person as a General Partner, except as provided in this Agreement;

(m)   admit a Person as a Limited Partner, except as provided in this Agreement;

(n)   sell, lease or lend Partnership assets to the General Partner or any Affiliate of the General Partner or purchase or lease property from the General Partner or its Affiliates, except as permitted by Section 5.02(a)(i);

(o)   underwrite the securities of other issuers;

(p)   do any act which would make it impossible to carry on the ordinary business of the Partnership;

(q)   knowingly perform any act that would subject any Limited Partner or BUC Holder to liability as a general partner in any jurisdiction;

(r)   allocate any Income or Loss (or any item thereof) to any Partner or BUC Holder if, and only to the extent that, such allocation will cause the determinations and allocations of Income or Loss (or any item thereof) provided for in Article IV hereof not to be permitted by Section 704(b) of the Code and the Regulations promulgated thereunder;

(s)   confess a judgment against the Partnership;

(t)   issue equity securities with rights and privileges senior to those of the BUCs;

(u)   make loans to the Partnership or accept loans on behalf of the Partnership from the General Partner or any Affiliates of the General Partner, except as provided in Section 5.03(d)(iii);

(v)   amend this Agreement, except to the extent the right to amend this Agreement is expressly provided for in other provisions of this Agreement; or

(w)　　invest Partnership funds in (i) securities of other issuers, except for Mortgage Investments, Tax Exempt Investments and temporary investments pursuant to Section 5.02(a)(xii), (ii) land contracts, or (iii) unimproved real estate not associated with a Property.

Section 5.05.　　Compensation and Fees.

(a)　　The Partnership will pay the General Partner an Administrative Fee equal to 0.45% per annum of the outstanding principal balance of any Mortgage Investment or Tax Exempt Investment for which an unaffiliated party is not obligated to pay an "administrative fee" to the General Partner under the terms of such Mortgage Investment of Tax Exempt Investment. The Administrative Fee will be payable in equal monthly installments in arrears based on the average outstanding principal balance of such Mortgage Investments or Tax Exempt Investments held by the Partnership during the previous month.

(b)　　Subject to Section 5.05(c), the Partnership will reimburse the General Partner or its Affiliates on a monthly basis for the actual out‑of‑pocket costs of direct telephone and travel expenses incurred by them on Partnership business, direct out‑of‑pocket fees, expenses and charges paid by them to third parties for rendering legal, auditing, accounting, bookkeeping, computer, printing and public relations services, expenses of preparing and distributing reports to Limited Partners and BUC Holders, an allocable portion of the salaries and fringe benefits of employees of AFCA or its Affiliates, insurance premiums (including premiums for liability insurance which will cover the Partnership, the General Partner and its general partner), the cost of compliance with all state and federal regulatory requirements and stock exchange or NASDAQ listing fees and charges and other payments to third parties for services rendered to the Partnership.

(c)　　The Partnership will not reimburse the General Partner or its Affiliates for the travel expenses of the president of the general partner of the General Partner or for any items of general overhead, including, but not limited to, rent, utilities or the use of computers, office equipment or other capital items owned by the General Partner or its Affiliates. The Partnership will not reimburse the General Partner or its general partner for any salaries or fringe benefits of any partner of the General Partner or of the officers or board of managers of its general partner regardless of whether such persons provide services to the Partnership.

(d)　　The Accountants will verify on the basis of generally accepted auditing standards that any amounts reimbursed by the Partnership pursuant to Section 5.05(c) were incurred by the General Partner or its Affiliates in connection with the conduct of the business and affairs of the Partnership or the acquisition and management of its assets and were permissible reimbursements pursuant to Section 5.05(c).

(e)　　In the event the Partnership becomes the equity owner of a Property, due to the foreclosure of a Mortgage Investment or otherwise, the Partnership will pay the General Partner an administrative fee of 0.45% of the principal amount of the Mortgage Investment relating to such Property and may pay the General Partner or an Affiliate a reasonable property management fee in the event the General Partner deems it to be in the best interest of the Partnership that it take over active management of the Property. Notwithstanding anything in Section 5.03, the General Partner may charge a property management fee not to exceed the lesser of (i) the competitive price charged for multifamily property management services by independent parties in the same geographic area as the managed Property or (ii) 5% of the gross revenues of the managed Property, irrespective of the General Partner's or such Affiliates cost for providing such services.

(f)　　Except as provided in this Agreement, the General Partner will receive no compensation from the Partnership.

Section 5.06.　　Duties and Obligations of the General Partner.

(a)　　The General Partner shall devote to the affairs of the Partnership such time as it deems necessary for the proper performance of its duties under this Agreement, but neither the General Partner, its general partner nor any officer or manager of its general partners shall be expected to devote full time to the performance of such duties.

(b)　　The General Partner shall take such action as may be necessary or appropriate for the classification of the Partnership as a partnership for federal income tax purposes and for the continuation of the Partnership's valid existence under the laws of the State of Delaware and in order to qualify the Partnership under the laws of any jurisdiction in which the Partnership is doing business or in which such qualification is necessary or appropriate

to protect the limited liability of the Limited Partners and BUC Holders or in order to continue in effect such qualification. The General Partner shall file or cause to be filed for recordation in the office of the appropriate authorities of the State of Delaware, and in the proper office or offices in each other jurisdiction in which the Partnership is qualified, such certificates, including limited partnership and fictitious name certificates, and other documents as are required by the applicable statutes, rules or regulations of any such jurisdiction.

(c)   The General Partner shall prepare or cause to be prepared and shall file on or before the due date (or any extension thereof) any federal, state or local tax returns required to be filed by the Partnership. The General Partner shall cause the Partnership to pay any taxes payable by the Partnership.

(d)   The General Partner shall have fiduciary responsibility for the safekeeping and use of all funds and assets of the Partnership, whether or not in the General Partner's possession or control. The General Partner shall not employ, or permit another to employ, such funds or assets in any manner except for the exclusive benefit of the Partnership. The General Partner shall take all steps necessary to insure that the funds of the Partnership are not commingled with the funds of any other entity. The General Partner owes the same fiduciary duty to the BUC Holders as the General Partner owes to the Limited Partners.

Section 5.07.   Delegation of Authority. Subject to the provisions of this Article V, the General Partner may delegate all or any of its powers, rights and obligations under this Agreement and may appoint, employ, contract or otherwise deal with any Person for the transaction of the business of the Partnership, which Person may, under supervision of the General Partner, perform any acts or services for the Partnership as the General Partner may approve. Notwithstanding any such delegation, the General Partner shall remain liable for any acts or omissions by such Person under the standards of responsibility for the General Partner set forth herein.

Section 5.08.   Other Activities. The General Partner and its Affiliates may engage in or possess interests in other business ventures of every kind and description for their own accounts, including, without limitation, serving as general partner of other partnerships which own, either directly or through interests in other partnerships, investments similar in nature to the Mortgage Investments and Tax Exempt Investments. Neither the Partnership nor the Partners or BUC Holders shall have any rights by virtue of this Agreement in or to such other business ventures or to the income or profits derived therefrom, and the pursuit of such ventures, even if competitive with the business of the Partnership, shall not be deemed wrongful, improper or a breach of fiduciary duty.

Section 5.09.   Limitation on Liability of the General Partner and Initial Limited Partner; Indemnification.

(a)   Neither the General Partner, the Initial Limited Partner nor their Affiliates (including the officers, managers and members of the general partner of AFCA) shall be liable, responsible or accountable in damages or otherwise to the Partnership or to any of the Limited Partners or BUC Holders for any act or omission performed or omitted by such General Partner or Initial Limited Partner in good faith and in a manner reasonably believed by it to be within the scope of the authority granted to it by this Agreement and in the best interests of the Partnership, provided that such General Partner's or Initial Limited Partner's conduct did not constitute Cause. The Partnership shall indemnify and hold harmless the General Partner, the Initial Limited Partner and their Affiliates (including the officers, managers and members of the general partner of AFCA) against and for any loss, liability or damage incurred by any of them or the Partnership by reason of any act performed or omitted to be performed by them in connection with the business of the Partnership, including all judgments, costs and attorneys' fees (which attorneys' fees may be paid as incurred, except as provided in 5.09(b)) and any amounts expended in settlement of any claims of liability, loss or damage, provided that the indemnified Person's conduct did not constitute Cause. The satisfaction of any indemnification obligation shall be from and limited to Partnership assets, and no Limited Partner or BUC Holder shall have any personal liability on account thereof. The termination of any action, suit or proceeding, by judgment or settlement, shall not, of itself, create a presumption that the indemnified Person did not act in good faith and in a manner which is reasonably believed to be in or not opposed to the best interest of the Partnership. Any indemnification under this subsection, unless ordered by a court, shall be made by the Partnership only upon a determination by independent legal counsel in a written opinion that indemnification of the indemnified Person is proper in the circumstances because he has met the applicable standard of conduct set forth in this Agreement. Notwithstanding any provision of this subsection to the contrary, the General Partner shall be presumed to be personally liable to creditors for the debts of the Partnership.

(b)   Notwithstanding the provisions of Section 5.09(a), neither the General Partner, the Initial Limited Partner nor any officer, director, manager, partner, member, employee, agent, Affiliate, subsidiary or assign of the General Partner, the Initial Limited Partner or the Partnership shall be indemnified with regard to any liability, loss

or damage incurred by them in connection with any claim or settlement involving allegations that the Securities Act of 1933, as amended, or any state securities laws were violated by the General Partner or by any such other Person unless: (i)(A) the General Partner or other Persons seeking indemnification are successful in defending such action on the merits of each count involving such violation, (B) such claims have been dismissed with prejudice on the merits by a court of competent jurisdiction or (C) a court of competent jurisdiction approves a settlement of such claims; and (ii) such indemnification is specifically approved by a court of law which shall have been advised as to the then current position of the Securities and Exchange Commission regarding indemnification for violations of securities laws.

Section 5.10.   Special Amendments to the Agreement.

(a)   Any provision to the contrary herein notwithstanding, the General Partner may, without the Consent of the Limited Partners or BUC Holders, amend Sections 4.03, 4.04 and 4.05 of this Agreement on the advice of Counsel or the Accountants and upon Notice to the Limited Partners and BUC Holders mailed 10 days prior to the proposed effectiveness of such amendment (unless earlier effectiveness is required by law) to the extent necessary to ensure compliance with the Code and Regulations then in effect, provided that such amendments do not materially adversely affect the interests of the Limited Partners and BUC Holders in the sole determination of the General Partner.

(b)   New allocations made by the General Partner in reliance upon the advice of Counsel or the Accountants pursuant to Section 5.10(a) shall be deemed to be made pursuant to the fiduciary obligation of the General Partner to the Partnership, the Limited Partners and the BUC Holders, and no such new allocation shall give rise to any claim or cause of action by any Limited Partner or BUC Holder.

(c)   The General Partner may take such action as it deems necessary or appropriate, including action with respect to the manner in which BUCs are being or may be transferred or traded, in order to preserve the status of the Partnership as a partnership rather than an association taxable as a corporation for federal income tax purposes or to insure that BUC Holders will be treated as limited partners for federal income tax purposes.


ARTICLE VI

CHANGES IN GENERAL PARTNERS


Section 6.01.   Withdrawal of General Partner. The General Partner shall not be entitled to voluntarily withdraw from the Partnership or to sell, transfer or assign all or a portion of its Partnership Interest as General Partner unless a substitute General Partner has been admitted in accordance with the conditions of Section 6.02.

Section 6.02.   Admission of a Successor or Additional General Partner. The General Partner may at any time designate additional Persons to be General Partners, whose Partnership Interest in the Partnership shall be such as shall be agreed upon by the General Partner and such additional General Partners, provided that the Partnership Interests of the Limited Partners and the BUC Holders shall not be reduced thereby. A Person shall be admitted as a General Partner of the Partnership only if each of the following conditions is satisfied:

(h)   The admission of such Person shall have been Consented to by a majority in interest of the Limited Partners (including the Initial Limited Partner voting on behalf of the BUC Holders) as a class;

(i)   such Person shall have accepted and agreed to be bound by the terms and provisions of this Agreement by executing a counterpart hereof, and such documents or instruments as may be required or appropriate in order to effect the admission of such Person as a General Partner shall have been filed for recording, and all other actions required by law in connection with such admission shall have been performed;

(j)   if such Person is a corporation, it shall have provided the Partnership evidence satisfactory to Counsel of its authority to become a General Partner and to be bound by the terms and provisions of this Agreement; and

(k)   the Partnership shall have received an opinion of Counsel that the admission of such Person is in conformity with the Act and that none of the actions taken in connection with the admission of such Person is in violation of the Act.

Section 6.03.   **Removal of a General Partner.** Subject to Section 10.02, a majority in interest of the Limited Partners (including the Initial Limited Partner voting on behalf of the BUC Holders) acting together as a class, without the Consent or other action by the General Partner to be removed, may remove any General Partner and, subject to the provisions of Sections 6.02 and 8.01(a), may elect a replacement therefor. After the Limited Partners vote to remove a General Partner pursuant to this Section 6.03, they shall provide the removed General Partner with Notice thereof, which Notice shall set forth the date upon which such removal is to become effective, which date shall be no earlier than the date upon which the General Partner receives such Notice.

Section 6.04.   **Effect of Incapacity of a General Partner.**

(g)   Upon the Incapacity of a General Partner, such General Partner shall immediately cease to be a General Partner. If the Incapacitated General Partner is not the sole General Partner, the business of the Partnership shall be continued by the remaining General Partner who shall immediately (i) give Notice to the Limited Partners and BUC Holders of such Incapacity and (ii) prepare such amendments to this Agreement and execute and file for recording such amendments or documents or other instruments necessary to reflect the assignment, transfer, termination or conversion (as the case may be) of the Partnership Interest of the Incapacitated General Partner. If the Incapacitated General Partner is the sole General Partner, the provisions of Section 8.01(a)(i) shall be applicable.

(h)   Nothing in this Section 6.04 shall affect any rights, including the rights to the payment of any fees under this Agreement, of the Incapacitated General Partner which matured or were earned prior to the Incapacity of such General Partner. Such Incapacitated General Partner shall remain liable for all obligations and liabilities incurred by it as General Partner before such Incapacity shall have become effective, but shall be free from any obligations or liability as General Partner incurred on account of the activities of the Partnership from and after the time such Incapacity shall have become effective.

(i)   The Partnership Interest of an Incapacitated General Partner shall be converted into that of a Limited Partner with the same rights under Article IV as such Incapacitated General Partner has prior to its Incapacity to share in Income, Loss, Net Interest Income, Net Residual Proceeds and Liquidation Proceeds. However, any Incapacitated General Partner which becomes a Limited Partner pursuant to this paragraph (c) shall not have the right to participate in the management of the affairs of the Partnership or to vote on any matter requiring the Consent of the Limited Partners and shall not be entitled to any portion of the Income, Loss, Net Interest Income, Net Residual Proceeds or Liquidation Proceeds payable to the class comprised of Limited Partners and BUC Holders. Notwithstanding the conversion of a Incapacitated General Partner's Partnership Interest, a successor or remaining General Partner shall have the right, but not the obligation, to acquire the Partnership Interest of the Incapacitated General Partner at the then fair market value of such Partnership Interest The fair market value of the Incapacitated General Partner's Partnership Interest shall be the sum of (i) the present value of future administrative fees and Net Interest Income which would be paid to the Incapacitated General Partner if the Incapacity had not occurred and (ii) the amount the Incapacitated General Partner would receive upon dissolution and termination of the Partnership, assuming that such dissolution or termination occurred on the date of the event causing the Incapacity and the assets of the Partnership were sold for their then fair market value without any compulsion on the part of the Partnership to sell such assets. The fair market value of such Partnership Interest shall be determined by agreement of the Incapacitated General Partner and the successor or remaining General Partner or, if they cannot agree, by arbitration in accordance with the then current rules of the American Arbitration Association. The expense of arbitration shall be borne equally by the Incapacitated General Partner and the successor or remaining General Partner.

(j)   All parties hereto hereby agree to take all actions and to execute all documents necessary or appropriate to effect the foregoing provisions of this Section 6.04.

ARTICLE VII

TRANSFERABILITY OF BUCS AND LIMITED PARTNERS' INTERESTS

Section 7.01.   Free Transferability of BUCs.

(l)   BUCs shall be issued in registered form only and shall be freely transferable (subject to compliance with federal or state securities law and Section 7.02 or 11.04 of this Agreement); provided, however, nothing in this Agreement shall impose any obligation on the General Partner, the Partnership or any transfer agent to restrict or place conditions on the transfer of BUCs.

(m)   BUCs may be transferred only on the books and records of the Partnership.

(n)   A Person shall be recognized as a BUC Holder for all purposes on the books and records of the Partnership as of the day on which the General Partner (or other transfer agent appointed by the General Partner) receives evidence of the transfer of a BUC to such Person which is satisfactory to the General Partner. All BUC Holder rights, including voting rights, rights to receive distributions and rights to receive reports, and all allocations in respect of BUC Holders, including allocations of Income and Loss, will vest in, and be allocable to, each BUC Holder as of the close of business on such day.

(o)   In order to record a transfer of a BUC on the Partnership's books and records, the General Partner may require such evidence of transfer or assignment and authority of the transferor or assignor, including signature guarantees, and such additional documentation as the General Partner may determine.

(p)   The General Partner is hereby authorized to do all things necessary in order to register the BUCs under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, pursuant to the rules and regulations of the Securities and Exchange Commission, to qualify the BUCs with state securities regulatory authorities or to perfect exemptions from qualification, to cause the BUCs to be listed on The NASDAQ Stock Market or a national stock exchange and to any other actions necessary to allow the resale of BUCs by the BUC Holders.

Section 7.02.   Restrictions on Transfers of BUCs and of Interests of Limited Partners Other Than the Initial Limited Partner.

(x)   If any sale, assignment, pledge or transfer of a Limited Partnership Interest, other than by the Initial Limited Partner, or of a BUC, when considered with all other sales, assignments, pledges or transfers of Partnership Interests and BUCs within the previous 12‑month period, may result in the transfer (within the meaning of Section 708 of the Code and Regulations promulgated thereunder) of more than 45% of the Partnership Interest and BUCs, then the sale, assignment, pledge or transfer of a Limited Partnership Interest or a BUC may be suspended or deferred by the General Partner; provided, however, that the General Partner will have no obligation to suspend or defer any such sale, assignment, pledge or transfer. The seller, assignor, pledgor or transferor shall be notified of such deferral, and any transaction deferred pursuant to this provision shall be effected (in chronological order to the extent practicable) as of the first day of the next succeeding period as of which such transaction can be effected without either termination of the Partnership for tax purposes or any material adverse effects from such termination. In the event transactions are suspended, the General Partner shall give written Notice of such suspension to all Limited Partners and BUC Holders as soon as practicable.

(y)   A Limited Partner (other than the Initial Limited Partner) may assign his Limited Partnership Interests only by a duly executed written instrument of assignment, the terms of which are not in contravention of any of the provisions of this Agreement. Within 30 days after an assignment of Limited Partnership Interests (other than by the Initial Limited Partner) which occurs without a transfer of record ownership of such Limited Partnership Interests, the assignor shall give Notice of such assignment to the General Partner.

(z)   The provisions of this Section 7.02 and of Section 7.03 shall not apply to the transfer and assignment by the Initial Limited Partner of Limited Partnership Interests to BUC Holders in accordance with Section 11.01(a).

Section 7.03.   Assignees of Limited Partners Other Than the Initial Limited Partner.

(k)   If a Limited Partner other than the Initial Limited Partner dies, his executor, administrator or trustee, or, if he is adjudicated incompetent, his committee, guardian or conservator, or, if he becomes Bankrupt, the trustee or receiver of his estate, shall have all the rights of a Limited Partner for the purpose of settling or managing his estate and such power as the deceased or incompetent Limited Partner possessed to assign all or any part of his Limited Partnership Interests and to join with the assignee thereof in satisfying any conditions precedent to such assignee becoming a Limited Partner. The Incapacity of a Limited Partner shall not dissolve the Partnership.

(l)   The Partnership need not recognize for any purpose any assignment of all or any fraction of the Limited Partnership Interests of a Limited Partner other than the Initial Limited Partner unless there shall have been filed with the Partnership and recorded on the Partnership's books a duly executed and acknowledged counterpart of the instrument effecting such assignment, and unless such instrument evidences the written acceptance by the assignee of all of the terms and provisions of this Agreement, contains a representation that such assignment was made in accordance with all applicable laws and regulations (including any investor suitability requirements) and in all other respects is satisfactory in form and substance to the General Partner.

(m)   Any Limited Partner other than the Initial Limited Partner who shall assign all of his Limited Partnership Interests shall cease to be a Limited Partner of the Partnership, except that unless and until a Limited Partner is admitted in his place, such assigning Limited Partner shall retain the statutory rights and liabilities of an assignor of a limited partnership interest under the Act.

(n)   An assignee of Limited Partnership Interests (other than a BUC Holder) may become a Limited Partner only if each of the following conditions is satisfied:

(i)   the instrument of assignment sets forth the intentions of the assignor that the assignee succeed to the assignor's Limited Partnership Interest in his place;

(ii)   the assignee shall have fulfilled the requirements of Sections 7.03(b) and 12.03(b);

(iii)   the assignee shall have paid all reasonable legal fees and filing costs incurred by the Partnership in connection with his substitution as a Limited Partner; and

(iv)   the assignee shall have received the Consent of the General Partner, which Consent the General Partner may withhold in its sole discretion.

(o)   This Agreement and the Certificate shall be amended as necessary to recognize the admission of any Limited Partners and shall be submitted in a timely manner for filing with the Delaware Secretary of State. Assignees of Limited Partnership Interests (other than a BUC Holder) shall be recognized as such, to the extent set forth in Section 7.03(b) or 7.03(d), as of the day on which the Partnership has received the instrument of assignment and all of the other conditions to the assignment are satisfied.

(p)   An assignee of Limited Partnership Interests (other than a BUC Holder) who does not become a Limited Partner and who desires to make a further assignment of his Limited Partnership Interests shall be subject to all of the provisions of this Article VII to the same extent and in the same manner as a Limited Partner desiring to make an assignment of Limited Partnership Interests.

Section 7.04.   Joint Ownership of Interests. Subject to the other provisions of this Agreement, a Limited Partnership Interest or BUC may be acquired by two or more Persons, who shall, at the time they acquire such Limited Partnership Interest or BUC, indicate to the Partnership whether the Limited Partnership Interest or BUC is being held by them as joint tenants with the right of survivorship, as tenants‑in‑common or as community property. In the absence of any such designation, joint owners shall be presumed to hold such Limited Partnership Interest or BUC as tenants‑in‑common. The Consent of such joint Limited Partners or BUC Holders shall not require the action or vote of all owners of any such jointly held Limited Partnership Interest or BUC.

Section 8.01.   **Events Causing Dissolution.**

(aa)   The Partnership shall dissolve upon the happening of any of the following events:

(i)   ninety days following the Incapacity of a General Partner who is at that time the sole General Partner, unless all of the remaining Partners (it being understood that, notwithstanding any other provision herein to the contrary, for purposes of this provision the Initial Limited Partner shall act solely in accordance with the direction of a majority in interest of the BUC Holders) agree in writing to continue the business of the Partnership and a successor General Partner satisfying the standards set forth in Section 6.02 is designated within 90 days of the occurrence of such an Incapacity;

(ii)   the passage of 180 days after the repayment, sale or other disposition of all of the Mortgage Investments and Tax Exempt Investments and substantially all other assets, if any, held by the Partnership;

(iii)   the election by a majority in interest of the Limited Partners (including the Initial Limited Partner voting on behalf of the BUC Holders) pursuant to Section 10.02(a)(iii) or the election by the General Partner to dissolve the Partnership pursuant to Section 5.04(e) with the Consent of a majority in interest of the Limited Partners thereto;

(iv)   the expiration of the term of the Partnership specified in Section 2.04; or

(v)   any other event causing the dissolution of the Partnership under the laws of the State of Delaware.

(bb)   Dissolution of the Partnership shall be effective on the day on which the event occurs giving rise to the dissolution, but the Partnership shall not terminate until a certificate of cancellation is filed with the Delaware Secretary of State and the assets of the Partnership are distributed as provided in Section 8.02. Notwithstanding the dissolution of the Partnership, prior to the termination of the Partnership, the business of the Partnership and the affairs of the Partners shall continue to be governed by this Agreement.

(cc)   The obligations imposed on the General Partner by Article IX of the Agreement will cease upon the termination of the Partnership.

Section 8.02.   **Liquidation.**

(q)   Upon dissolution of the Partnership, unless all of the Partners elect to reform the Partnership (it being understood that, notwithstanding any other provision herein to the contrary, for purposes of this provision the Initial Limited Partner shall act solely in accordance with the direction of a majority in interest of the BUC Holders), the General Partner shall liquidate the assets of the Partnership and shall apply and distribute the proceeds thereof as contemplated by this Section 8.02 and Article IV and cause the cancellation of the Certificate in accordance with the Act. If there is no General Partner, a majority in interest of the Limited Partners (including the Initial Limited Partner voting on behalf of the BUC Holders) may elect a liquidator to liquidate the assets of the Partnership and perform the functions of the General Partner set forth in this Section 8.02.

(r)   After payment of the expenses of the liquidation and of liabilities owing to creditors of the Partnership (including the repayment of any loans from the General Partner or its Affiliates), the General Partner may set aside as a reserve such amount as it deems reasonably necessary for any contingent or unforeseen liabilities or obligations of the Partnership which may be paid over by the General Partner to a bank, to be held in escrow for the purpose of paying any such contingent or unforeseen liabilities or obligations, and, at the expiration of such period as the General Partner may deem advisable, the amount in such reserve shall be distributed in the manner set forth in Section 4.02(b) among the Partners and BUC Holders who would have been entitled to receive such amounts had such amounts not been placed in such reserves.

(s)   Notwithstanding the foregoing, if the General Partner or liquidator shall determine that an immediate sale of part or all of the Partnership's assets would cause undue loss to the Partners or the BUC Holders, the General Partner or liquidator may, after giving Notice to the Limited Partners and BUC Holders, and to the extent not then prohibited by any applicable law of any jurisdiction in which the Partnership is then formed or qualified, defer liquidation and withhold from distribution for a reasonable time any assets of the Partnership, except those assets necessary to satisfy the Partnership's debts and obligations.

ARTICLE IX

BOOKS AND RECORDS, ACCOUNTING, REPORTS, TAX ELECTIONS

Section 9.01.   Books and Records. The Partnership shall maintain its books and records at its principal office. The Partnership's books and records shall be available during ordinary business hours for examination and copying there at the reasonable request, and at the expense, of any Partner or BUC Holder or his duly authorized representative, or copies of such books and records may be requested in writing by any Partner or BUC Holder or his duly authorized representative, provided that the reasonable costs of fulfilling such request, including copying expenses, shall be paid by the Partner or BUC Holder making such request. The Partnership's books and records shall include the following:

(t)   a current list of the full name, last known home or business address and Partnership Interest of each Partner and BUC Holder set forth in alphabetical order;

(u)   a copy of this Agreement and the Certificate, together with executed copies of any powers of attorney pursuant to which such Certificate, and any amendments thereto, have been executed;

(v)   copies of the Partnership's federal, state and local income tax returns and reports, if any, for the three most recent years; and

(w)   copies of all financial statements of the Partnership for the three most recent years.

Section 9.02.   Accounting Basis and Fiscal Year. The books and records of the Partnership initially shall be kept on the accrual method. The Partnership will use a fiscal year identical to its taxable year. Unless permission is granted by the Internal Revenue Service to use a taxable year other than the calendar year, the Partnership will use a calendar year taxable year.

Section 9.03.   Reports.

(a)   Within 60 days after the end of each of the first three quarters of each fiscal year, the General Partner shall send to each Person who was a Limited Partner or a BUC Holder during such quarter a balance sheet and statements of income, changes in Partners' capital and cash flow of the Partnership (all prepared in accordance with generally accepted accounting principles but none of which need be audited) and a statement showing distributions of Net Interest Income and Net Residual Proceeds during such quarter, which need not be audited, together with a report of the activities of the Partnership during such quarter.

(b)   Within 75 days after the end of each fiscal year, the General Partner shall send to each Person who was a Limited Partner or a BUC Holder at any time during the year then ended such tax information relating to the Partnership as shall be necessary for the preparation by such Limited Partner or BUC Holder of his federal income tax return and required state income and other tax returns.

(c)   Within 120 days after the end of each fiscal year, the General Partner shall send to each Person who was a Limited Partner or BUC Holder at any time during the year then ended a report including (i) the balance sheet of the Partnership as of the end of such year and statements of income, changes in Partners' capital and cash flow of the Partnership for such year, all of which shall be prepared in accordance with generally accepted accounting principles and accompanied by a report of the Accountants containing an opinion of the Accountants, (ii) a report of the activities of the Partnership during such year and (iii) a statement (which need not be audited) showing cash distributions per Limited Partnership Interest and per BUC during such year in respect of such year, which statement shall identify distributions of (a) Net Interest Income and Net Residual Proceeds received by the Partnership during such year, (b) Net Interest Income and Net Residual Proceeds received during prior years which had been held in the Reserve and (c) cash placed in Reserves during such year. The Partnership's annual report will include a detailed statement of (i) the amount of the fees, if any, paid to the General Partner pursuant to Section 5.05(e) hereof and

(ii) the amounts actually reimbursed to the General Partner and its Affiliates pursuant to Section 5.05(b) hereof. The Accountants will certify that the amounts actually reimbursed to the General Partner pursuant to Section 5.05 (b) were costs incurred by the General Partner in connection with the conduct of the business and affairs of the Partnership or the acquisition and management of its assets and were permissible reimbursements under this Agreement. The methods of verification used by the Accountants will be in accordance with generally accepted auditing standards and include such tests of the accounting records and other auditing procedures which the Accountants consider appropriate.

Section 9.04.   Designation of Tax Matters Partner. The General Partner is hereby authorized to designate itself or any other General Partner as Tax Matters Partner of the Partnership, as provided in Section 6231 of the Code and the Regulations promulgated thereunder. Each Partner, by execution of this Agreement, and each BUC Holder, by acceptance of his BUCs, consents to such designation of the General Partner as the Tax Matters Partner and agrees to execute, certify, acknowledge, deliver, swear to, file and record at the appropriate public offices such documents as may be necessary or appropriate to evidence the appointment of the General Partner as such.

Section 9.05.   Expenses of Tax Matters Partner. The Partnership shall reimburse the Tax Matters Partner for all expenses, including legal and accounting fees, and shall indemnify him for claims, liabilities, losses and damages incurred in connection with any administrative or judicial proceeding with respect to the tax liability of the Partners and BUC Holders. The payment of all such expenses and indemnification shall be made before any distributions are made from Net Interest Income, Net Residual Proceeds or Liquidation Proceeds. Neither the General Partner, nor any Affiliate, nor any other Person shall have any obligation to provide funds for such purpose. The taking of any action and the incurring of any expense by the Tax Matters Partner in connection with any such proceeding, except to the extent required by law, is a matter in the sole discretion of the Tax Matters Partner, and the provisions on limitations of liability of the General Partner and indemnification set forth in Section 5.09 of this Agreement shall be fully applicable to the Tax Matters Partner in its capacity as such.


ARTICLE X

**MEETINGS AND VOTING RIGHTS OF LIMITED PARTNERS
AND BUC HOLDERS**


Section 10.01.   Meetings.

(e)   The General Partner may call a meeting of the Limited Partners and BUC Holders for any purpose or call for a vote of the Limited Partners and BUC Holders without a meeting or otherwise solicit the consent of the Limited Partners and BUC Holders at any time and the General Partner shall call for such a meeting or vote without a meeting or solicit the consents of the Limited Partners and BUC Holders upon receipt of a written request for such a meeting, vote or solicitation signed by 10% or more in interest of the Limited Partners (it being understood that the Initial Limited Partner will act in accordance with the directions of the BUC Holders). Any such meeting shall be held not less than 15 days nor more than 60 days after the receipt of such request. Any such request shall state the purpose of the proposed meeting and the matters proposed to be acted upon at such meeting, and no matter may be acted upon at the meeting other than as set forth in such request or as otherwise permitted by the General Partner. Meetings shall be held at the principal office of the Partnership or at such other place as may be designated by the General Partner or, if the meeting is called upon the request of the Limited Partners (including the Initial Limited Partner acting on behalf of the BUC Holders), as designated by such Limited Partners (including the Initial Limited Partner acting on behalf of the BUC Holders).

(f)   Notice of any meeting to be held pursuant to Section 10.01(a) shall be given (in person or by certified mail) within 10 days of the receipt by the General Partner of the request for such meeting to each Limited Partner at his record address, or at such other address which he may have furnished in writing to the General Partner and to the BUC Holders at the address shown on the Partnership's books and records kept in accordance with Section 9.01. Such Notice shall state the place, date and hour of the meeting and shall indicate that the Notice is being issued at the direction of, or by, the Partner(s) calling the meeting. The Notice shall state the record date established in Section 10.01(c) and state the purpose of the meeting. If a meeting is adjourned to another time or place, and if an announcement of the adjournment of time or place is made at the meeting, it shall not be necessary to give Notice of the adjourned meeting. The presence in person or by proxy of a majority in interest of the Limited Partners (including the Initial Limited Partner acting for and at the direction of the BUC Holders) considered as a class shall constitute a quorum at all meetings of the Partners and BUC Holders; provided, however, that if no such quorum is present, holders of a majority in interest of the Limited Partners considered as a class (it being understood that the Initial Limited Partner shall be present at the direction of the BUC Holders and only to the extent of such

21

direction) so present or so represented may adjourn the meeting from time to time without further Notice, until a quorum shall have been obtained. No Notice of the time, place or purpose of any meeting of Limited Partners and BUC Holders need be given (i) to any Limited Partner or BUC Holder who attends in person or is represented by proxy, except for a Partner attending a meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business on the ground that the meeting is not lawfully called or convened, or (ii) to any Limited Partner or BUC Holder entitled to such Notice who, in writing, executed and filed with the records of the meeting, either before or after the time thereof, waives such Notice.

(g)   For the purpose of determining the Limited Partners entitled to vote at any meeting of the Limited Partners and BUC Holders, and the BUC Holders entitled to receive Notice of and direct the voting of the Initial Limited Partner at any such meeting, or any adjournment thereof, or to act by written Consent without a meeting, the General Partner or the Limited Partners or the BUC Holders requesting such meeting or vote pursuant to Section 11.03(a) may fix, in advance, a date as the record date of any such determination of Limited Partners and BUC Holders. Such date shall not be more than 60 days nor less than 15 days before any such meeting or not more than 60 days prior to the initial solicitation of Consents from the Limited Partners and BUC Holders.

(h)   At each meeting of Limited Partners and BUC Holders, the Limited Partners and BUC Holders present or represented by proxy shall elect such officers and adopt such rules for the conduct of such meeting as they shall deem appropriate.

Section 10.02.   Voting Rights of Limited Partners and BUC Holders.

(d)   Subject to Section 10.03, a majority in interest of the Limited Partners (it being understood that the Initial Limited Partner shall act at the direction of the BUC Holders), without the concurrence of the General Partner, may: (i) amend this Agreement, provided that the concurrence of the General Partner shall be required for any amendment to this Agreement which modifies the compensation or distributions to which the General Partner is entitled or which affects the duties of the General Partner; (ii) approve or disapprove the sale or other disposition of all or substantially all of the Partnership's assets in a single transaction in the circumstances provided by Section 5.04(c); (iii) dissolve the Partnership; and (iv) remove any General Partner and elect a successor therefor, which successor shall become a General Partner only in accordance with Section 6.02. Amendments to this Agreement may be proposed at any time by a writing signed by 10% or more in interest of the Limited Partners (it being understood that the Initial Limited Partner will act in accordance with the direction of the BUC Holders).

(e)   A Limited Partner shall be entitled to cast one vote for each Limited Partnership Interest which he owns, and a BUC Holder shall be entitled to direct the Initial Limited Partner to cast one vote for each BUC which he owns (it being understood that the Initial Limited Partner will act at the direction of the BUC Holders) at a meeting, in person, by written proxy or by a signed writing directing the manner in which he desires that his vote be cast, which writing must be received by the General Partner prior to the adjournment *sine die* of such meeting. In the alternative, BUC Holders may Consent to actions without a meeting, by a signed writing identifying the action taken or proposed to be taken. Every proxy must be signed by the Limited Partner or BUC Holder or his attorney‑in‑fact. No proxy shall be valid after the expiration of 12 months from the date thereof unless otherwise provided in the proxy. Every proxy shall be revocable at the pleasure of the Limited Partner or the BUC Holder executing it by Notice to the Person to whom the proxy was given. Written Consents may be irrevocable if stated in a writing delivered to BUC Holders at the time at which their Consent is solicited. Only the votes or Consents of Limited Partners or BUC Holders of record on the record date established pursuant to Section 10.01(c), whether at a meeting or otherwise, shall be counted. The General Partner shall not be entitled to vote in its capacity as General Partner. The laws of the State of Delaware pertaining to the validity and use of corporate proxies shall govern the validity and use of proxies given by the Limited Partners and BUC Holders, except to the extent such laws are inconsistent with this Agreement. The BUC Holders may give proxies only to the Initial Limited Partner. The Initial Limited Partner will vote in accordance with the directions of the BUC Holders so that each BUC will be voted separately.

(f)   Reference in this Agreement to a specified percentage in interest of the Limited Partners and BUC Holders means the Limited Partners and BUC Holders whose combined Capital Contributions (it being understood that the BUC Holders' Capital Contributions were made by the Initial Limited Partner) represent the specified percentage of the Capital Contributions of all Limited Partners and BUC Holders.

Section 10.03.   Opinion Regarding Effect of Action by Limited Partners and BUC Holders. Prior to any vote or Consent by Limited Partners or BUC Holders that might (i) materially affect the tax status of the Partnership, (ii) impair

the limited liability of the Limited Partners or BUC Holders, or (iii) result in the dissolution or termination of the Partnership, the Partnership will provide Limited Partners and BUC Holders written advice from Counsel as to the possible and most likely consequences of such vote or Consent with respect thereto.

Section 10.04.   **Other Activities.** The Limited Partners and BUC Holders may engage in or possess interests in other business ventures of every kind and description for their own accounts, including without limitation serving as general or limited partners of other partnerships which own, either directly or through interests in other partnerships, investments similar in nature to the Mortgage Investments and the Tax Exempt Investments. Neither the Partnership nor any of the Partners or BUC Holders shall have any rights by virtue of this Agreement in or to such business ventures or to the income or profits derived therefrom.

ARTICLE XI

ASSIGNMENT OF LIMITED PARTNERSHIP INTERESTS TO BUC HOLDERS AND RIGHTS OF BUC HOLDERS

Section 11.01.   **Assignment of Limited Partnership Interests to BUC Holders.**

(g)   Except as otherwise provided herein, the Initial Limited Partner, by the execution of this Agreement, irrevocably assigns to the Persons who are BUC Holders of the Prior Partnership as of the Merger Date, all of the Initial Limited Partner's rights and interest in its Partnership Interest. The rights and interest so transferred and assigned shall include, without limitation, the following:

(i)   all rights to receive distributions of Net Interest Income pursuant to Section 4.01;

(ii)   all rights to receive Net Residual Proceeds and Liquidation Proceeds pursuant to Section 4.02;

(iii)   all rights in respect of allocations of Income and Loss pursuant to Sections 4.03 and 4.04;

(iv)   all rights in respect of determinations of allocations and distributions pursuant to Section 4.05;

(v)   all rights to inspect records and to receive reports pursuant to Article IX;

(vi)   all rights to vote on Partnership matters pursuant to Article X; and

(vii)   all rights which Limited Partners have, or may have in the future, under the Act, except as otherwise provided herein.

Notwithstanding the foregoing, the Partnership may issue additional BUCs from time to time as determined by the General Partner, in which case the foregoing assignment will be deemed to include an assignment to the holders of such additional BUCs and such additional BUCs shall participate in the rights and interest of the Initial Limited Partner to the same extent as the BUCs existing on the Merger Date. All Persons becoming BUC Holders shall be bound by the terms and conditions of, and shall be entitled to all rights of, Limited Partners under this Agreement.

(h)   The Initial Limited Partner shall remain as Initial Limited Partner on the books and records of the Partnership notwithstanding the assignment of all of its Limited Partnership Interest until such time as the Initial Limited Partner transfers its position as Initial Limited Partner to another Person with the Consent of the General Partner. Other than pursuant to Section 11.01(a), the Initial Limited Partner may not transfer or assign a Limited Partnership Interest without the prior written Consent of the General Partner.

(i)   The General Partner, by the execution of this Agreement, irrevocably Consents to and acknowledges on behalf of itself and the Partnership that (i) the foregoing assignment pursuant to Section 11.01(a) by the Initial Limited Partner to the BUC Holders of the Initial Limited Partner's rights and interest in the Limited Partnership Interests is valid and binding on the Partnership and the General Partner, and (ii) the BUC Holders are intended to be third‑party beneficiaries of all rights and privileges of the Initial Limited Partner in respect of the

Limited Partnership Interests. The General Partner covenants and agrees that, in accordance with the foregoing transfer and assignment, all the Initial Limited Partner's rights and privileges in respect of the Limited Partnership Interests assigned to the BUC Holders may be exercised by the BUC Holders, including, without limitation, those listed in Section 11.01(a).

Section 11.02.   Rights of BUC Holders.

(a)   Limited Partners (including the Initial Limited Partner but only with respect to its own Limited Partnership Interests) and BUC Holders shall share pari passu on the basis of one Limited Partnership Interest for one BUC, and shall be considered as a single class with respect to all rights to receive distributions of Net Interest Income, Net Residual Proceeds and Liquidation Proceeds, allocations of Income and Loss, and other determinations of allocations and distributions pursuant to this Agreement.

(b)   Limited Partners (including the Initial Limited Partner voting on behalf of the BUC Holders) shall vote on all matters in respect of which they are entitled to vote (either in person, by proxy or by written Consent), as a single class with each entitled to one vote.

(c)   A BUC Holder is entitled to the same duty (including any fiduciary duty created by law) from the General Partner as the General Partner owes to a Limited Partner and may sue the General Partner to enforce the same. A BUC Holder may bring a derivative action against any Person (including the General Partner) to enforce any right of the Partnership to recover a judgment to the same extent as a Limited Partner has such a right under the Act.

(d)   A BUC Holder is not a Limited Partner and has no right to be admitted to the Partnership as such.

Section 11.03.   Voting by the Initial Limited Partner on Behalf of BUC Holders.

(c)   Subject to Section 8.01(a)(i), the Initial Limited Partner hereby agrees that, with respect to any matter on which a vote of the Limited Partners is taken, the Consent of the Limited Partners is required or any other action of the Limited Partners is required or permitted, it will not vote its Limited Partnership Interest or grant such Consent or take such action (other than solely administrative actions as to which the Initial Limited Partner has no discretion) except for the sole benefit of, and in accordance with the written instructions of, the BUC Holders with respect to their BUCs. The Initial Limited Partner (or the Partnership on behalf of the Initial Limited Partner) will provide Notice to the BUC Holders containing information regarding any matters to be voted upon or as to which any Consent or other action is requested or proposed. The Partnership and the General Partner hereby agree to permit BUC Holders to attend any meetings of Partners and the Initial Limited Partner shall, upon the written request of BUC Holders owning BUCs which represent in the aggregate 10% or more of all of the outstanding BUCs, request the General Partner to call a meeting of Partners pursuant to Section 10.01 or to submit a matter to the Initial Limited Partner without a meeting pursuant to this Agreement. The General Partner shall give the BUC Holders Notice of any meeting to be held pursuant to Section 10.01(a) at the same time and manner as such Notice is required to be given to the Initial Limited Partner pursuant to Section 10.01(b).

(d)   The Initial Limited Partner will exercise its right to vote or Consent to any action under this Agreement in accordance with the written instructions of holders of BUCs outstanding as of the relevant record date. In addition, holders of a majority of the BUCs outstanding may instruct the Initial Limited Partner to take, and upon receipt of such instruction, the Initial Limited Partner shall take, the actions permitted by Section 10.02.

(e)   The Initial Limited Partner will mail to any BUC Holder (at the address shown on the Partnership's records kept in accordance with Section 9.01(a)) any report, financial statement or other communication received from the Partnership or the General Partner with respect to the Limited Partnership Interests held by the Initial Limited Partner (including, without limitation, any financial statement or report or tax information provided pursuant to Section 9.03). In lieu of mailing of any such document by the Initial Limited Partner, the Initial Limited Partner may, at its option, request the General Partner to mail any such communications directly to the BUC Holders, and the Initial Limited Partner shall be deemed to have satisfied its obligations under this Section 11.03(b) upon its receipt of written notification from the General Partner that any such communication has been mailed, postage prepaid, to all of the BUC Holders at the addresses shown on the Partnership's records.

Section 11.04.   Preservation of Tax Status. With the Consent of each BUC Holder so affected, the General Partner may at any time cause such BUC Holder to become a Limited Partner and may take such other action with respect

to the manner in which BUCs are being or may be transferred or traded as it may deem necessary or appropriate, in order to preserve the status of the Partnership as a partnership rather than an association taxable as a corporation for federal income tax purposes or to insure that BUC Holders will be treated as limited partners for federal income tax purposes.

ARTICLE XII

MISCELLANEOUS PROVISIONS

Section 12.01.   Appointment of the General Partner as Attorney‑in‑Fact.

(e)   Each Limited Partner by the execution of this Agreement irrevocably constitutes and appoints, with full power of substitution, the General Partner as his true and lawful attorney‑in‑fact with full power and authority in his name, place and stead to execute, certify, acknowledge, deliver, swear to, file and record at the appropriate public offices such documents as may be necessary or appropriate to carry out the provisions of this Agreement, including, but not limited to:

(i)   the Certificate and amendments thereto, and all certificates and other instruments (including counterparts of this Agreement), and any amendments thereof, which any such Person deems appropriate to form, qualify or continue the Partnership as a limited partnership (or a partnership in which the Limited Partners will have limited liability comparable to that provided by the Act on the date thereof) in a jurisdiction in which the Partnership may conduct business or in which such formation, qualification or continuation is, in the opinion of any such Person, necessary to protect the limited liability of the Limited Partners and BUC Holders;

(ii)   any other instrument or document which may be required to be filed by the Partnership under federal law or under the laws of any state in which any such Person deems it advisable to file;

(iii)   all amendments to this Agreement adopted in accordance with the terms hereof and all instruments which any such Person deems appropriate to reflect a change or modification of the Partnership in accordance with the terms of this Agreement; and

(iv)   any instrument or document, including amendments to this Agreement, which may be required to effect the continuation of the Partnership, the admission of a Limited Partner or an additional or successor General Partner or the dissolution and termination of the Partnership (provided such continuation, admission or dissolution and termination are in accordance with the terms of this Agreement) or to reflect any reductions in amount of Capital Accounts.

(f)   The appointment by each Limited Partner of each of such Persons as his attorney‑in‑fact is irrevocable and shall be deemed to be a power coupled with an interest, in recognition of the fact that each of the Partners under this Agreement will be relying upon the power of such Persons to act as contemplated by this Agreement in any filing and other action by them on behalf of the Partnership, and such power shall survive the Incapacity of any Person hereby giving such power and the transfer or assignment of all or any part of the Limited Partnership Interests of such Person; provided, however, that in the event of a transfer by a Limited Partner of all or any part of his Limited Partnership Interests, the foregoing power of attorney shall survive such transfer only until such time as the transferee is admitted to the Partnership as a Limited Partner and all required documents and instruments are duly executed, filed and recorded to effect such substitution.

Section 12.02.   Signatures. Each Limited Partner and any additional or successor General Partner shall become a signatory hereto by signing such number of counterpart signature pages to this Agreement and such other instrument or instruments in such manner and at such time as the General Partner shall determine. By so signing, each Limited Partner, successor General Partner or additional General Partner, as the case may be, shall be deemed to have adopted, and to have agreed to be bound by, all the provisions of this Agreement, as amended from time to time; provided, however, that no such counterpart shall be binding unless and until it has been accepted by the General Partner.

Section 12.03.   Amendments.

(d)   In addition to any amendments otherwise authorized herein, amendments may be made to this Agreement or the Certificate from time to time by the General Partner, without the Consent of the Limited Partners or the BUC Holders, (i) to add to the representations, duties or obligations of the General Partner or surrender any

right or power granted to the General Partner in this Agreement; (ii) to cure any ambiguity or correct or supplement any provision in this Agreement which may be inconsistent with the manifest intent of this Agreement, if such amendment is not materially adverse to the interests of Limited Partners and BUC Holders in the sole judgment of the General Partner; (iii) to delete or add to any provision of this Agreement required to be deleted or added to based upon comments by the staff of the Securities and Exchange Commission or other federal agency or by a state securities commissioner; (iv) to delete, add or revise any provision of this Agreement that may be necessary or appropriate, in the General Partner's judgment, to insure that the Partnership will be treated as a partnership, and that each BUC Holder and each Limited Partner will be treated as a limited partner, for federal income tax purposes; (v) to reflect the withdrawal, removal or admission of Partners; and (vi) to reflect a change in the name or address of the Partnership's registered agent in the State of Delaware; provided, however, that no amendment shall be adopted pursuant to this Section 12.03(a) unless the adoption thereof (A) is consistent with Section 5.01 and is not prohibited by Section 5.04; (B) does not affect the distribution of Net Interest Income, Net Residual Proceeds or Liquidation Proceeds or the allocation of Income or Loss (except as provided in Section 5.10); (C) does not, in the sole judgment of the General Partner after consultation with Counsel, affect the limited liability of the Limited Partners or the BUC Holders or cause the Partnership not to be treated as a partnership for federal income tax purposes; and (D) does not amend this Section 12.03(a).

(e)   If this Agreement shall be amended as a result of substituting a Limited Partner, the amendment to this Agreement shall be signed by the General Partner, the Person to be substituted and the assigning Limited Partner. If this Agreement shall be amended to reflect the designation of an additional General Partner, such amendment shall be signed by the other General Partners and by such additional General Partner. If this Agreement shall be amended to reflect the withdrawal of a General Partner when the business of the Partnership is being continued, such amendment shall be signed by the withdrawing General Partner and by the remaining or successor General Partner. In the event the withdrawing General Partner or the assigning Limited Partner does not sign such an amendment within 30 days following its withdrawal or substitution, the remaining or successor General Partners are hereby appointed by the withdrawing General Partner or the assigning Limited Partner as its attorney‑in‑fact for purposes of signing such amendment.

(f)   In making any amendments, there shall be prepared and filed by the General Partner for recording such documents and certificates as shall be required to be prepared and filed under the Act and in any other jurisdictions under the laws of which the Partnership is then qualified.

Section 12.04.   Binding Provisions. The covenants and agreements contained herein shall be binding upon, and inure to the benefit of, the heirs, executors, administrators, personal representatives, successors and assigns of the respective parties hereto.

Section 12.05.   Applicable Law. This Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of Delaware.

Section 12.06.   Separability of Provisions. Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions hereof are determined to be invalid and contrary to any law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.

Section 12.07.   Captions. Article and Section titles are for descriptive purposes only and shall not control or alter the meaning of this Agreement as set forth in the text.

Section 12.08.   Entire Agreement. This Agreement, together with Schedule A hereto, sets forth all, and is intended by all parties to be an integration of all, of the promises, agreements and understandings among the parties hereto with respect to the Partnership, the Partnership business and the property of the Partnership, and there are no promises, agreements, or understandings, oral or written, express or implied, among them other than as set forth, incorporated or contemplated in this Agreement.

IN WITNESS WHEREOF, the parties have signed this Agreement as of the 1st day of October, 1998.

GENERAL PARTNER

AMERICA FIRST CAPITAL ASSOCIATES
LIMITED PARTNERSHIP TWO

By: America First Companies LLC
    General Partner

By: /s/ Michael Yanney
    Michael B Yanney, President

INITIAL LIMITED PARTNER

AMERICA FIRST FIDUCIARY
CORPORATION NUMBER FIVE

By: /s/ Michael Yanney
    Michael B Yanney, President

SCHEDULE A

GENERAL PARTNER:

America First Capital Associates Limited Partnership Two $4,996
Suite 400
1004 Farnam Street
Omaha, NE 68102

INITIAL LIMITED PARTNER:

America First Fiduciary Corporation Number Five $72,644,126
Suite 400
1004 Farnam Street
Omaha, NE 68102

Exhibit 5.1

BARNES & THORNBURG LLP

11 S. Meridian Street

Indianapolis, IN 46204-3535

317-236-1313

317-231-7433 (Fax)

www.btlaw.com

America First Tax Exempt Investors, L.P.   September ____, 2013

1004 Farnam Street

Suite 400

Omaha, Nebraska 68102

Re: America First Tax Exempt Investors, L.P.

Ladies and Gentlemen:

You have requested our opinion in connection with the Registration Statement on Form S-3 (the "**Registration Statement**") to be filed by America First Tax Exempt Partners, L.P., a Delaware limited partnership (the "**Partnership**"), with the Securities and Exchange Commission (the "**Commission**") pursuant to the Securities Act of 1933, as amended (the "**Securities Act**"), relating to the registration of an indeterminate number of Beneficial Unit Certificates representing assigned limited partnership interests in the Partnership (the "**Shares**"), which will be offered from time to time by the Partnership for an aggregate offering price of up to $225,000,000, as more fully described in the Registration Statement, the form of prospectus contained therein (the "**Prospectus**"), and one or more supplements to the Prospectus (each, a "**Prospectus Supplement**"). We are furnishing this opinion in accordance with the requirements of Item 601(b)(5) of Regulation S-K under the Securities Act.

In rendering the opinion set forth below, we have examined and relied upon copies, certified or otherwise identified to our satisfaction, of (i) the Certificate of Limited Partnership of the Partnership; (ii) the Agreement of Limited Partnership of the Partnership dated October 1, 1998; (iii) the Registration Statement; (iv) the Prospectus; and (v) such certificates, statutes, corporate records and proceedings of the Partnership, and other instruments and documents as we consider appropriate for purposes of the opinion expressed herein. In addition, we have considered such questions of law and taken such further action as we deemed necessary or appropriate to enable us to render this opinion.

In connection with rending the opinion set forth herein, we have assumed that (i) all information contained in all documents reviewed by us is true and correct; (ii) all signatures on all documents examined by us are genuine; (iii) all documents submitted to us as originals are authentic and all documents submitted to us as copies conform to the originals of those documents; (iv) the Registration Statement, and any amendments thereto (including post-effective amendments), will have become effective; (v) if required by applicable law, one or more supplements to the prospectus contained in the Registration Statement will have been prepared and filed with the Commission; and (vi) all Shares will be offered and sold in compliance with applicable federal and state securities laws and in the manner specified in the Registration Statement and the applicable prospectus supplement, if any.

Based upon the foregoing, and subject to the assumptions, qualifications, limitations, and exceptions set forth herein, we are of the opinion that, when sold and issued in accordance with the terms of the Partnership Agreement, as described under the heading "Plan of Distribution" in the Registration Statement, and in compliance with the Securities Act and applicable state securities laws, the Shares will have been legally issued, fully paid, and non-assessable.

We express no opinion herein other than as expressly stated above. This opinion is intended for the exclusive use of the Partnership in connection with the offering of Shares under the Registration Statement and it may not be used, circulated, quoted, or relief upon for any other purpose without our prior written consent. This opinion is expressed as of the date hereof, and we disclaim any undertaking to advise the Partnership or any other party of any subsequent changes to the matters stated, represented, or assumed herein or any subsequent changes in applicable law.

We express no opinion other than as to the federal laws of the United States of America and the Delaware Revised Uniform Limited Partnership Act. To the extent that issues addressed by this opinion letter may be governed in whole or in part by other laws, we express no opinion as to whether any relevant difference exists between the laws upon which our opinion is based and any other laws which may actually govern.

We hereby consent to the filing of this opinion as Exhibit 5.1 to the Registration Statement and to the reference to us under the heading "Legal Matters" in the prospectus that is part of the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

Barnes & Thornburg LLP

Exhibit 8.1

BARNES & THORNBURG LLP

11 S. Meridian Street

Indianapolis, IN 46204-3535

317-236-1313

317-231-7433 (Fax)

www.btlaw.com

America First Tax Exempt Investors, L.P.   September 5, 2013

1004 Farnam Street

Suite 400

Omaha, Nebraska 68102

Re: U.S. Federal Income Tax Consequences

Ladies and Gentlemen:

We have acted as counsel for America First Tax Exempt Investors, L.P., a Delaware limited partnership (the "**Partnership**"), in connection with the filing of a Registration Statement on Form S-3 (the "**Registration Statement**") under the Securities Act of 1933, as amended (the "**Securities Act**"), with respect to the registration of an indeterminate number of Beneficial Unit Certificates representing assigned limited partnership interests in the Partnership (the "**Shares**") which will be offered from time to time by the Partnership for an aggregate offering price of up to $225,000,000. This opinion is being furnished in accordance with the requirements of Item 16 of Form S-3 and Item 601(b)(8) of Regulation S-K.

In the course of our representation, we have reviewed the Registration Statement, the Agreement of Limited Partnership of the Partnership (the "**Partnership Agreement**"), and such other statutes, certificates, corporate records, and proceedings of the Partnership, and other instruments and documents as we consider appropriate for purposes of the opinions expressed herein. In addition, we have considered such questions of law and taken such further action as we deemed necessary or appropriate to enable us to render the opinions herein.

In rendering our opinions, we have also considered and relied upon the Internal Revenue Code of 1986, as amended (the "**Code**"), the Treasury Regulations promulgated thereunder (the "**Regulations**"), pertinent judicial and administrative authorities and such other authorities as we have considered relevant. It should be noted that such laws, Code, Regulations, judicial decisions, administrative interpretations and other authorities are subject to change at any time and, in some circumstances, with retroactive effect. A change in any of the authorities upon which our opinions are based could preclude us from rendering similar opinions in the future.

Based on and subject to the foregoing, we are of the opinion that (i) the Partnership will be treated as a partnership for United States federal income tax purposes, and (ii) the holders of Shares will be subject to tax as partners of the Partnership for United States federal income tax purposes.

We are also of the opinion that the descriptions of the law contained in the Registration Statement under the caption "U.S. Federal Income Tax Considerations – Income tax considerations relating to the Partnership and its shareholders" are correct in all material respects, and the discussion thereunder fairly summarizes the material U.S. federal income tax consequences to a holder of Shares of the Partnership.

We express no opinion herein other than as expressly stated above. This opinion is intended for the exclusive use of the Partnership in connection with the offering of Shares under the Registration Statement and it may not be used, circulated, quoted, or relied upon for any other purpose without our prior written consent. This opinion is expressed as of the date hereof, and we disclaim any undertaking to advise the Partnership or any other party of any subsequent changes of the matters stated, represented, or assumed herein or any subsequent changes in applicable law.

We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and to the reference to this firm under the heading "Legal Matters" in the prospectus which is part of the Registration Statement. In giving this consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act, the rules and regulations of the Securities and Exchange Commission promulgated thereunder, or Item 509 of Regulation S-K.

Very truly yours,

/s/ Barnes & Thornburg LLP

Barnes & Thornburg LLP

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated March 8, 2013, relating to the consolidated financial statements of America First Tax Exempt Investors, L.P. and subsidiaries (the "Company"), which report expresses an unqualified opinion and includes an explanatory paragraph regarding management's estimates for investments without readily determinable fair value, and the effectiveness of the Company's internal control over financial reporting, appearing in the Annual Report on Form 10-K of the Company for the year ended December 31, 2012, and to the reference to us under the heading "Experts" in the Prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Omaha, Nebraska

September 5, 2013